     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 19, 2002

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                        HORNBECK OFFSHORE SERVICES, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                72-1375844                                  4424
    (State or other jurisdiction of                  (I.R.S. Employer                   (Primary Standard Industrial
     incorporation or organization)               Identification Number)                Classification Code Number)

                          414 NORTH CAUSEWAY BOULEVARD
                          MANDEVILLE, LOUISIANA 70448
                                 (985) 727-2000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                TODD M. HORNBECK
                PRESIDENT, CHIEF EXECUTIVE OFFICER AND SECRETARY
                          414 NORTH CAUSEWAY BOULEVARD
                          MANDEVILLE, LOUISIANA 70448
                                 (985) 727-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                R. CLYDE PARKER, JR., ESQ.                                      T. MARK KELLY, ESQ.
                 MARK W. EISENBRAUN, ESQ.                                     VINSON & ELKINS L.L.P.
              WINSTEAD SECHREST & MINICK P.C.                                 1001 FANNIN, SUITE 2300
                   2400 BANK ONE CENTER                                          FIRST CITY TOWER
                     910 TRAVIS STREET                                         HOUSTON, TEXAS 77002
                   HOUSTON, TEXAS 77002                                           (713) 758-2222
                      (713) 650-8400

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED MAXIMUM             AMOUNT OF
                                                                 AGGREGATE OFFERING           REGISTRATION
     TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED             PRICE(1)(2)                   FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share(3)...................        $126,500,000                $11,638
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

(1) Includes        shares of common stock that the underwriters may purchase
    from the selling shareholders and/or Hornbeck Offshore to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(3) Including associated preferred stock purchase rights. Prior to the occurrence of certain events, the preferred stock will not be evidenced or traded separately from our common stock.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   Subject to Completion. Dated July 19, 2002

                                            Shares

[HORNBECK OFFSHORE SERVICES, INC. LOGO]
                        HORNBECK OFFSHORE SERVICES, INC.

                                  Common Stock
                             ----------------------
     This is an initial public offering of shares of common stock of Hornbeck Offshore Services, Inc.

     Hornbeck Offshore is offering           of the shares to be sold in the
offering. The selling stockholders identified in this prospectus are offering an
additional           shares. Hornbeck Offshore will not receive any of the
proceeds from the sale of the shares being sold by the selling stockholders.

     Prior to this offering, there has been no public market for the common stock.

     We have applied to list the common stock on                          under
the symbol "     ".

     See "Risk Factors" on page 8 to read about factors you should consider before buying shares of the Common Stock.
                             ----------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              Per Share    Total
                                                              ---------    -----
Initial public offering price...............................  $           $
Underwriting discount.......................................  $           $
Proceeds, before expenses, to Hornbeck Offshore.............  $           $
Proceeds, before expenses, to the selling stockholders......  $           $

     To the extent that the underwriters sell more than           shares of
common stock, the underwriters have the option to purchase up to an additional shares from Hornbeck Offshore and the selling stockholders at the initial public offering price less the underwriting discount.
                             ----------------------
     The underwriters expect to deliver the shares against payment in New York,
New York on           , 2002.
                             ----------------------

GOLDMAN, SACHS & CO.
          CIBC WORLD MARKETS
                     JEFFERIES & COMPANY, INC.
                              RBC CAPITAL MARKETS
                                        SIMMONS & COMPANY INTERNATIONAL
                                              JOHNSON RICE & COMPANY, L.L.C.
                             ----------------------
                       Prospectus dated           , 2002.

     This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. In making your investment decision, you should rely only on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may change after that date.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 related to the common stock offered by this prospectus. As allowed by Commission rules, this prospectus does not contain all of the information contained in the registration statement. The complete registration statement and the documents filed as exhibits to the registration statement are available to the public over the Internet at the Commission's web site at http://www.sec.gov. If you have a question on any contract, agreement or other document filed as an exhibit to the registration statement, please see the exhibits for a more complete description of the matter involved. Under the terms of the indenture governing our 10 5/8% senior notes, we have been filing with the Commission annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. As a result of this offering we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with those requirements, we will continue to file periodic reports, proxy statements and other information with the Commission. The reports that we file with the Commission are available at the Commission's website named above.

     You may also read and copy any document we have filed with the Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-732-0330 for further information on the operation of the public reference facilities.

                           FORWARD-LOOKING STATEMENTS

     We make forward-looking statements in this prospectus, including certain information set forth in the sections entitled "Prospectus Summary," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We have based these forward-looking statements on our current views and assumptions about future events and our future financial performance. You can generally identify forward-looking statements by the appearance in such a statement of words like "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should" or "will" or other comparable words or the negative of these words. When you consider our forward-looking statements, you should keep in mind the risk factors we describe and other cautionary statements we make in this prospectus.

     Among the risks, uncertainties and assumptions to which these forward-looking statements may be subject are:

     - changes in international economic and political conditions, and in particular in oil and natural gas prices;

     - our ability to manage costs effectively;

     - our ability to finance our operations and construct new vessels on acceptable terms;

     - our ability to complete vessels under construction without significant delays or cost overruns;

     - the effects of competition;

     - our ability to successfully integrate acquisitions;

     - our ability to charter our vessels on acceptable terms;

     - our ability to access the debt and equity markets to fund our capital requirements, which may depend on general market conditions and our financial condition at the time; and

     - our success at managing these and other risks.

     Our forward-looking statements are only predictions based on expectations that we believe are reasonable. Actual events or results may differ materially from those described in any forward-looking statement. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. To the extent these risks, uncertainties and assumptions give rise to events that vary from our expectations, the forward-looking events discussed in this prospectus may not occur.

                               PROSPECTUS SUMMARY

     This summary highlights selected information described more fully elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus, including the financial statements and related notes, before making an investment decision with respect to our common stock. You should pay special attention to the "Risk Factors" section of this prospectus for a discussion of factors you should consider before investing in our common stock.

     References in this prospectus to "the company," "we," "us," "our," or like terms refer to Hornbeck Offshore Services, Inc. and its subsidiaries, except as otherwise indicated. We refer to offshore supply vessels as "OSVs" in this prospectus. References in this prospectus to "deepwater" include deepwater areas, generally 1,000feet to 5,000feet in depth, and ultra-deepwater areas, generally more than 5,000feet in depth.

                        HORNBECK OFFSHORE SERVICES, INC.

     We are a leading owner and operator of deepwater-capable offshore supply vessels serving the offshore oil and gas industry. In 1997, we commenced a growth-oriented newbuild program using our proprietary deepwater OSV designs. We currently operate a fleet of 11 deepwater OSVs in the Gulf of Mexico with an average age of approximately two years. We have 10 additional deepwater OSVs currently planned or under construction. Upon completion of this offering, we will be the only publicly traded company with a significant concentration of deepwater OSVs in the Gulf of Mexico.

     Demand for our OSV services is primarily driven by offshore drilling and production activity. In the late-1990s, we identified a significant opportunity in and developed a plan to exploit the emerging interest in deepwater exploration and production in the Gulf of Mexico. Since then, the deepwater Gulf of Mexico has become an increasingly active oil and natural gas producing region. According to the Minerals Management Service, in 2001, the deepwater accounted for approximately 59% of total Gulf of Mexico oil production and 23% of total Gulf of Mexico natural gas production. Successful exploration and development in deepwater areas requires a new generation of expensive drilling rigs and production platforms and other advanced drilling and production technology. We believe that these projects are served most effectively by a new generation of deepwater OSVs capable of supporting day-to-day operations in a manner that minimizes costly downtime in terms of both drilling rig dayrates and lost oil and natural gas production.

     We believe that the existing fleet of conventional, 180' OSVs working in shallow water areas, such as the continental shelf of the Gulf of Mexico, is not capable of operating effectively in the deepwater market due to insufficient cargo capacity and lack of dynamic positioning capability. Since 1997, we have assembled a core team of naval architects and other marine professionals to design and operate new classes of OSVs that specifically address the challenges of deepwater operations. All of our deepwater OSVs have been built based on the proprietary designs and to the specifications of our in-house design team. As a result, all of our deepwater OSVs have enhanced capabilities that allow them to be used effectively in all stages of a deepwater project and for specialty services. Although we currently operate exclusively in the Gulf of Mexico, our OSVs are capable of operating in all deepwater regions around the world.

     We are also a leading provider of marine transportation services to the energy industry in the northeastern United States and Puerto Rico. We own and operate a fleet of 13 ocean-going tugs, 16 ocean-going tank barges and one coastwise tanker. We believe our tug and tank barge business complements our OSV business, provides additional revenue and geographic diversification and allows us to offer another line of services to integrated oil and gas companies.

Demand for our tug and tank barge services is driven by the consumption of refined petroleum products.

OUR COMPETITIVE STRENGTHS

     Technologically Advanced Fleet of Deepwater OSVs. Our in-house team of naval architects designed our OSVs to be equipped with sophisticated technologies and increased capacities, allowing them to operate more safely and efficiently in deepwater regions than conventional, 180' OSVs. These enhanced capabilities include dynamic positioning, roll reduction and controllable pitch thrusters, as well as two to three times the dry bulk capacity and deck space, three to ten times the liquid mud capacity and two to four times the deck tonnage compared to conventional OSVs. Our advanced cargo handling systems allow for dry bulk and liquid cargoes to be loaded and unloaded three times faster than with conventional systems, while the solid state controls of our engines typically result in 20% greater fuel efficiency than vessels powered by conventional engines. We believe that we earn higher average dayrates and utilization rates than those of our peers for the following reasons: the superior capabilities of our deepwater OSVs and the collaborative efforts of our in-house design team in providing marine engineering solutions to our customers.

     Young OSV Fleet. We believe that we operate the youngest fleet of OSVs in the Gulf of Mexico. While over 70% of the Gulf of Mexico OSV fleet is over 18 years old, the average age of our OSV fleet is approximately two years, and we have 10 additional deepwater OSVs currently planned or under construction. Newer vessels experience less downtime and require significantly less capital expenditures for scheduled drydockings and maintenance compared to older vessels. We believe that our operation of new technologically advanced, deepwater OSVs gives us a competitive advantage in obtaining long-term contracts for our vessels and in attracting and retaining crews. Since we accepted delivery of our first OSV in November 1998, the average utilization rate for our OSVs has been approximately 95%. According to One Offshore the Gulf of Mexico industry average was approximately 75% over the same time period, based on vessels available for service. We expect that our newer, larger, faster and more cost-efficient vessels will remain in high demand as deepwater exploration, development and production activity continues to increase globally.

     Leading Presence in Core Target Markets. We are the second largest operator of deepwater OSVs in the Gulf of Mexico. We have a larger presence in the deepwater Gulf of Mexico than any of our publicly traded competitors, with 11 OSVs. We will strengthen this position and our ability to serve other markets following delivery of the 10 deepwater OSVs we currently have planned or under construction. We operate the largest fleet of tugs and tank barges for the transportation of petroleum products in Puerto Rico and believe that we are also the fourth largest tank barge transporter of petroleum products in New York Harbor.

     Successful Track Record of Deepwater OSV Construction. Our management possesses significant naval architecture, marine engineering and shipyard experience. We believe we are unique in the manner in which we design our own OSVs and work closely with our contracted shipyards in their construction. In addition, we typically source and supply much of the owner-furnished equipment from vendors other than the shipyard, comprising a significant portion of the aggregate cost of a vessel. We delivered our current fleet of 11 deepwater OSVs substantially on time and on budget. We believe that our history of delivering new vessels without significant delays provides us with a competitive advantage in obtaining contracts for our vessels prior to their actual delivery.

     Favorable OPA 90 Fleet Status. Based upon our analysis of the industry, we believe that at the time the Oil Pollution Act of 1990, or OPA 90, was passed, approximately 50% of the single hulled tank barge capacity serving the northeastern United States was required to be retired or substantially reconstructed before 2005. Eleven of our 16 tank barges are not required under

OPA 90 to be retired or double hulled until 2015. Of the remainder, three are required to be retired or modified before 2005, and two in 2009. Our coastwise tanker is not subject to OPA 90 retirement dates. Because most of our tank barges are not required to be double hulled until 2015, we believe we have a competitive advantage over operators with significant numbers of tank barges that must be retired or modified to add double hulls before that date.

     Experienced Management Team with Proven Track Record. Our senior management team has an average of 18 years of domestic and international marine transportation industry-related experience. We believe that our team has successfully demonstrated its ability to grow our fleet through new construction and strategic acquisitions and to secure profitable contracts for our vessels in favorable and unfavorable market conditions. Moreover, our in-house engineering team enables us to design and manage our new vessel construction program, adapt our vessels for specialized purposes, oversee and manage the drydocking process and provide custom marine engineering solutions to our customers. We believe this will continue to result in a lower overall cost of ownership over the life of our vessels compared to our competitors, as well as a competitive advantage in securing contracts for our OSVs as the benefits of our proprietary designs and in-house engineering capabilities are recognized by our customers.

     Numerous Industry-Recognized Quality and Safety Certifications. On a voluntary basis we have obtained certifications and classifications that are not generally held by other companies in our industry. For example, we are the only OSV company operating in the Gulf of Mexico that is approved under the U.S. Coast Guard's Streamlined Inspection Program and is fully International Safety Management code certified with the American Bureau of Shipping. We believe that our numerous industry certifications provide us with a competitive advantage because oil and gas operators increasingly value safety due to the environmental and regulatory sensitivity associated with offshore drilling and production activity.

OUR STRATEGY

     We recently adopted the following mission statement, which we believe summarizes our strategy: "Our mission is to be recognized as the energy industry's marine transportation and service company of choice for our customers, employees and investors through innovative, high quality, value-added business solutions delivered with enthusiasm, integrity and professionalism with the utmost regard for the safety of individuals and the protection of the environment." To implement our mission, we have developed a strategy including the following elements:

     Maintain Technologically Advanced Fleet. We are committed to applying existing or developing new technologies in each new vessel construction program in order to continue to improve our service offerings and to meet the evolving needs of our customers.

     Maintain Strong Focus in Deepwater Regions. We intend to maintain our focus on operating high quality OSVs in deepwater regions. We believe that deepwater oil and gas producing regions worldwide will continue to be active areas for exploration and development in the foreseeable future.

     Expand Fleet Through Newbuilds and Selective Acquisitions. We plan to expand our fleet through construction of new vessels, including our recently announced eight-vessel newbuild program, and strategic acquisitions. Market demand for vessels, including demand in international markets, will be the main determinant of the level and timing of construction of additional vessels. We believe that acquisition opportunities are likely to arise as consolidation in our industry continues.

     Pursue Optimal Mix of Long-Term and Short-Term Contracts. We seek to balance our portfolio of contracts with both long-term and short-term charters. Long-term contracts provide more predictable cash flow, and short-term charters may provide the opportunity to benefit from increasing dayrates.

     Continue to Leverage Existing Customer Relationships. We intend to build upon existing customer relationships by expanding the services we offer to those customers with diversified marine transportation needs. Many integrated oil and gas companies require OSVs to support their exploration and production activities and ocean-going tugs and tank barges to support their refining, trading and retail distribution activities. In addition, many of our customers conduct operations in international markets and have expressed interest in chartering our OSVs for use overseas. Our management team has significant international experience and is currently evaluating several such opportunities.

     Optimize Tug and Tank Barge Operations. Prior to our acquisition of tugs and tank barges from the Spentonbush/Red Star Group, those vessels were largely dedicated to the use of Amerada Hess and its affiliates in New York Harbor. Since that acquisition, we have consolidated the operational management of our entire tug and tank barge fleet, including our Puerto Rican fleet, in our Brooklyn facility. This will better enable us to market our services to customers other than Amerada Hess in the northeastern United States, while we continue our efforts to reduce costs and otherwise optimize utilization.

RECENT DEVELOPMENTS

     Delivery of the HOS Brimstone. On June 13, 2002, we took delivery of the HOS Brimstone, our second 265 Class OSV. The HOS Brimstone was immediately deployed under a one-year time charter with a large international independent oil and gas company to support its deepwater exploration and production activities. Two of our other OSVs have been supporting this customer's deepwater exploratory drilling operations in the Gulf of Mexico since April 2000. We also expect to take delivery of two more 265 Class OSVs, the HOS Sandstorm and the HOS Stormridge, in the third quarter of 2002.

     Commencement of Eight-Vessel Newbuild Program. In April 2002, our Board of Directors approved a newbuild program for the construction of eight additional deepwater OSVs. On May 1, 2002, we signed a definitive agreement with a shipyard for the construction of the first four vessels of this program, each of which will be a 240ED, our newest class of deepwater OSV. We presently anticipate delivery of all four vessels between June and December 2003. Aggregate construction costs for the four vessels, before allocation of construction period interest, are expected to be approximately $53.0 million. We plan to fund these costs with a portion of the proceeds from this offering. We are currently seeking construction bids from shipyards for the last four vessels of this program.
                             ----------------------

     Our principal executive offices are located at 414 North Causeway Boulevard, Mandeville, Louisiana 70448, and our telephone number is (985) 727-2000.

                                  THE OFFERING

     The following information assumes that the underwriters do not purchase additional shares of common stock in this offering to cover over-allotments. Please read "Underwriting."

Common stock offered by us....             shares

Common stock offered by the
selling stockholders..........             shares

Common stock to be outstanding
immediately after this
offering......................             shares

Use of proceeds...............   We estimate that our net proceeds from this
                                 offering will be approximately $     million.
                                 We plan to use these proceeds to fund a portion of the costs of the construction of additional
                                 OSVs under our current newbuild program, possible future acquisitions, the retrofit of existing vessels or additional new vessel construction, and for general corporate purposes.

Proposed ticker symbol........   "       "

     The number of shares of common stock to be outstanding immediately after this offering listed above does not take into account 1,962,236 shares of our common stock issuable upon exercise of options previously granted to employees and non-employee directors and 1,428,764 additional shares of our common stock that have been authorized and reserved for issuance under our incentive compensation plan.

                                  RISK FACTORS

     See "Risk Factors" beginning on page 8 for a discussion of certain factors you should consider before investing in our common stock.

                         SUMMARY FINANCIAL INFORMATION
          (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AND VESSEL DATA)

     The following table presents summary financial information regarding our company, which should be read in conjunction with, and is qualified in its entirety by reference to, our historical consolidated financial statements, the notes to those statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The summary financial information set forth below for the years ended December 31, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements.

                                                                                                  THREE MONTHS
                                                                 YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                                             -------------------------------   -------------------
                                                               1999        2000       2001       2001       2002
                                                             --------    --------   --------   --------   --------
                                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue....................................................  $ 25,723    $ 36,102   $ 68,791   $ 10,416   $ 22,743
Operating expenses.........................................    16,890      20,410     32,371      5,072     10,573
General and administrative expenses........................     2,852       3,355      8,473      1,345      2,848
Operating income...........................................     5,981      12,337     27,947      3,999      9,322
Interest income............................................       170         305      1,455        399        246
Interest expense:
  Debt obligations.........................................     5,262       8,216     10,665      1,561      3,941
  Warrants(1)..............................................     2,262       7,262      2,952         --         --
Other expense(2)...........................................        20         138         --         --         --
Income (loss) before income taxes and extraordinary item...    (1,393)     (2,974)    15,785      2,837      5,627
Income tax expense.........................................       341       1,550      6,802      1,079      2,138
Income (loss) before extraordinary item....................    (1,734)     (4,524)     8,983      1,758      3,489
PER SHARE DATA:
Basic income (loss) before extraordinary item..............     (0.15)      (0.36)      0.35       0.07       0.12
Diluted income (loss) before extraordinary item............     (0.15)      (0.36)      0.34       0.06       0.11
Weighted average basic shares outstanding..................    11,367      12,468     25,965     24,575     30,138
Weighted average diluted shares outstanding................    11,367      12,468     26,180     27,683     30,461
BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents..................................  $  6,144    $ 32,988   $ 53,203   $ 22,624   $ 42,549
Property, plant and equipment, net.........................    85,700      98,935    180,781    109,784    190,407
Total assets...............................................   103,486     147,148    258,817    146,870    257,723
Total long-term debt.......................................    79,076      82,557    171,976(3)   79,346   172,110(3)
Total stockholders' equity.................................     9,194      38,197     59,866     51,503     63,504
STATEMENT OF CASH FLOWS DATA:
Net cash provided by (used in):
  Operating activities.....................................  $  1,915    $  5,741   $ 33,345   $  4,379   $    980
  Investing activities.....................................   (42,313)    (15,324)   (88,328)   (11,974)   (11,778)
  Financing activities.....................................    43,359      36,427     75,198     (2,769)       144
OTHER FINANCIAL DATA AND RATIOS (UNAUDITED):
EBITDA(4)..................................................  $  9,283    $ 17,805   $ 37,072   $  5,755   $ 12,109
Cash interest paid.........................................     4,495       7,145      5,577      2,593      9,658
Capital expenditures.......................................    45,483      15,324     88,328     11,974     11,778
Depreciation and amortization..............................     3,132       5,163      7,670      1,357      2,541
Ratio of EBITDA to cash interest paid(5)...................       2.1x        2.5x       6.6x       2.2x       1.3x

                                                                                             THREE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,             MARCH 31,
                                                           ------------------------------   ---------------------
                                                             1999       2000       2001       2001        2002
                                                           --------   --------   --------   --------   ----------
                                                                                                 (UNAUDITED)
OTHER OPERATING DATA (UNAUDITED):
Offshore Supply Vessels:
  Average number.........................................       4.1        6.8        7.8        7.0          9.4
  Average utilization rate(6)............................      93.1%      93.4%      99.1%      98.7%        95.9%
  Average dayrate(7).....................................  $  6,724   $  8,435   $ 11,872   $ 10,147   $   12,012
Tugs and Tank Barges:
  Average number of tank barges..........................       7.1        7.0       12.3        7.0         16.0
  Average fleet capacity (barrels).......................   434,861    451,655    847,780    451,655    1,130,727
  Average barge size (barrels)...........................    61,464     64,522     68,109     64,522       70,670
  Average utilization rate(6)............................      73.9%      71.4%      84.4%      83.3%        86.9%
  Average dayrate(8).....................................  $  8,482   $  8,982   $  9,306   $  7,824   $    9,500

---------------

 (1) Represents non-cash adjustment to interest expense resulting from warrants that provide for put options being accounted for at their fair value. A company whose capital stock is publicly traded is required to account for warrants that provide for put options at their fair value and to report the changes as interest expense. We repurchased and terminated all of the warrants for $14,500 in October 2001.

 (2) Net of other income.

 (3) Excludes original issue discount associated with our 10 5/8% senior notes in the amount of $3,024 and $2,890 as of December 31, 2001 and March 31, 2002, respectively.

 (4) EBITDA is earnings before interest expense, other (expense) income, provision for income taxes, depreciation and amortization. EBITDA is presented as it is commonly used by certain investors to analyze and compare operating performance and to determine a company's ability to service or incur debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flow or other income or cash flow data or as a measure of a company's profitability or liquidity and is not a measure calculated in accordance with generally accepted accounting principles. EBITDA is not necessarily comparable with similarly titled measures reported by other companies.

 (5) Calculated as EBITDA, as defined in footnote (4) above, divided by cash interest paid.

 (6) Utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.

 (7) Average dayrates represent average revenue per day, which includes charter hire and brokerage revenue, based on the number of days during the period that the OSVs generated revenue.

 (8) Average dayrates represent average revenue per day, including time charters, brokerage revenue, revenues generated on a per-barrel-transported basis, demurrage, shipdocking and fuel surcharge revenue, based on the number of days during the period that the tank barges generated revenue. For purposes of brokerage arrangements, this calculation excludes that portion of revenue that constitutes a "pass-through" to the customer of the cost of in-chartering third party equipment.

                                  RISK FACTORS

     In considering whether to invest in our common stock, you should carefully read and consider the risks described below, together with all of the information we have included in this prospectus.

RISKS RELATING TO OUR BUSINESS

  DEMAND FOR OUR SERVICES SUBSTANTIALLY DEPENDS ON THE LEVEL OF ACTIVITY IN OFFSHORE OIL AND GAS EXPLORATION, DEVELOPMENT AND PRODUCTION.

     The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors that are beyond our control, including:

     - prevailing oil and natural gas prices and expectations about future prices and price volatility;

     - the cost of offshore exploration for, production and transportation of oil and gas;

     - worldwide demand for oil and natural gas;

     - consolidation of oil and gas and oil service companies operating in the deepwater Gulf of Mexico;

     - availability and rate of discovery of new oil and gas reserves in offshore areas;

     - local and international political and economic conditions and policies;

     - technological advances affecting energy production and consumption;

     - weather conditions;

     - environmental regulation; and

     - the ability of oil and gas companies to generate or otherwise obtain funds for capital.

We expect levels of oil and gas exploration, development and production activity to continue to be volatile and affect the demand for our offshore supply vessels, or OSVs.

     A prolonged, material downturn in oil and natural gas prices is likely to cause a substantial decline in expenditures for exploration, development and production activity, which could result in a corresponding decline in the demand for OSVs. Moreover, increases in oil and natural gas prices and higher levels of expenditure by oil and gas companies for exploration, development and production may not result in increased demand for our OSVs.

  INCREASES IN THE SUPPLY OF OSVS COULD DECREASE DAYRATES.

     We and certain of our competitors have announced construction of approximately 33 new U.S.-flagged OSVs, including the 10 OSVs we currently have planned or under construction. A remobilization to the Gulf of Mexico of U.S.-flagged OSVs operating in other regions or a repeal or significant modification of the Jones Act, which would permit OSVs that are either foreign-flagged, -built, -owned or -operated to engage in the U.S. coastwise trade, would also result in an increase in capacity. Any increase in the supply of OSVs, whether through new construction, refurbishment or conversion of vessels from other uses, or remobilization, could not only lower charter rates, which would adversely affect our revenues and profitability, but could also worsen the impact of any downturn in oil and natural gas prices on our results of operations and financial condition.

     We currently conduct our OSV operations exclusively in the Gulf of Mexico and therefore are dependent on levels of activity in that region, which may from time to time differ from levels of activity in other regions of the world. The recent decline in oil and natural gas prices has resulted in reduced offshore drilling activity in the shallow water areas of the Gulf of Mexico and, consequently, a decrease in the demand for OSV services and lower dayrates in those areas.

  INTENSE COMPETITION IN THE OSV INDUSTRY COULD REDUCE OUR PROFITABILITY AND MARKET SHARE.

     Contracts for our deepwater OSVs are generally awarded on an intensely competitive basis. The most important factors determining whether a contract will be awarded include:

     - capability of the vessels;

     - ability to meet the customer's schedule;

     - safety record;

     - reputation;

     - price; and

     - experience.

Many of our major competitors are diversified multinational companies. These companies have substantially greater financial resources and larger operating staffs than we do. They may be better able to compete in making vessels available more quickly and efficiently, meeting the customer's schedule and withstanding the effect of declines in dayrates. They may also be better able to weather a downturn in the oil and gas industry. As a result, we could lose customers and market share to these competitors.

  THE FAILURE TO SUCCESSFULLY COMPLETE CONSTRUCTION OF OUR VESSELS ON SCHEDULE AND ON BUDGET AND TO UTILIZE THOSE AND THE OTHER VESSELS IN OUR FLEET AT PROFITABLE LEVELS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We have six deepwater OSVs under construction and presently have plans to construct four more deepwater OSVs. Our construction projects are subject to the risks of delay and cost overruns inherent in any large construction project, including shortages of equipment, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, inability to obtain necessary certifications and approvals and shortages of materials or skilled labor. Significant delays could have a material adverse effect on anticipated contract commitments with respect to vessels under construction, and significant cost overruns or delays could adversely affect our financial condition and results of operations. Moreover, customer demand for vessels currently under construction may not be as strong as we presently anticipate, and our inability to obtain contracts on anticipated terms or at all may have a material adverse effect on our expected financial results. In addition, our OSVs are typically chartered or hired to provide services to a specified drilling rig. A delay in the availability of a drilling rig to our customer may have an adverse impact on our utilization of the contracted vessel and thus on our financial condition and results of operations.

  IF WE ARE UNABLE TO ACQUIRE ADDITIONAL VESSELS OR BUSINESSES AND SUCCESSFULLY INTEGRATE THEM INTO OUR OPERATIONS, OUR ABILITY TO GROW MAY BE ADVERSELY AFFECTED.

     We regularly consider possible acquisitions of single vessels, vessel fleets and businesses that complement our existing operations. We can give no assurance that we will be able to identify desirable acquisition candidates or that we will be successful in entering into definitive agreements on satisfactory terms. Even if we consummate an acquisition, we may be unable to integrate it into our existing operations successfully or realize the anticipated benefits of the acquisition. The process of integrating acquired operations into our own may result in unforeseen operating difficulties and may require significant management attention and financial resources.

Future acquisitions could result in the incurrence of additional indebtedness and liabilities, which could have a material adverse effect on our financial condition and results of operations.

  REVENUES FROM OUR TUG AND TANK BARGE SERVICES COULD BE ADVERSELY AFFECTED BY A DECLINE IN DEMAND FOR DOMESTIC REFINED PETROLEUM PRODUCTS AND CRUDE OIL OR A CHANGE IN EXISTING METHODS OF DELIVERY IN RESPONSE TO INSUFFICIENT AVAILABILITY OF TUG AND TANK BARGE SERVICES AND OTHER CONDITIONS.

     A reduction in domestic consumption of refined petroleum products or crude oil may adversely affect the revenues of our tug and tank barge services and therefore our financial condition and results of operation. Weather conditions also affect demand for our tug and tank barge services. For example, a mild winter may reduce demand for heating oil in the northeastern United States. Moreover, alternative methods of delivery of refined petroleum products or crude oil may develop as a result of insufficient availability of tug and tank barge services, the cost of compliance with environmental regulations or increased liabilities connected with the transportation of refined petroleum products and crude oil.

  CONSTRUCTION OF ADDITIONAL REFINED PETROLEUM PRODUCT PIPELINES WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR TUG AND TANK BARGE REVENUES.

     Long-haul transportation of refined petroleum products and crude oil is generally less costly by pipeline than by tank barge. While there are significant impediments to building new pipelines such as high capital costs and environmental concerns, entities may propose new pipeline construction to meet demand for petroleum products. To the extent new pipeline segments are built or existing pipelines converted to carry such products, such activity could have an adverse effect on our ability to compete in particular markets.

  WE ARE SUBJECT TO COMPLEX LAWS AND REGULATIONS, INCLUDING ENVIRONMENTAL REGULATIONS, THAT CAN ADVERSELY AFFECT THE COST, MANNER OR FEASIBILITY OF DOING BUSINESS.

     Increasingly stringent federal, state and local laws and regulations governing worker health and safety and the manning, construction and operation of vessels significantly affect our operations. Many aspects of the marine industry are subject to extensive governmental regulation by the United States Coast Guard, the National Transportation Safety Board and the United States Customs Service and to regulation by private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, while the Customs Service is authorized to inspect vessels at will. Our operations are also subject to federal, state, local and international laws and regulations that control the discharge of pollutants into the environment or otherwise relate to environmental protection. Compliance with such laws and regulations may require installation of costly equipment or operational changes. Failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions, imposition of remedial obligations or the suspension or termination of our operations. Some environmental laws impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. These laws and regulations may expose us to liability for the conduct of or conditions caused by others, including charterers. Moreover, these laws and regulations could change over time in ways that substantially increase our costs. Any changes in laws, regulations or standards that would impose additional requirements or restrictions may harm our business, financial condition and results of operations.

     We are also subject to the Merchant Marine Act of 1936, which provides that, upon proclamation by the President of a national emergency or a threat to the security of the national defense, the Secretary of Transportation may requisition or purchase any vessel or other watercraft owned by United States citizens (which includes United States corporations), including vessels under construction in the United States. If one of our OSVs, tugs or tank barges were purchased or requisitioned by the federal government under this law, we would be entitled to be paid the fair market value of the vessel in the case of a purchase or, in the case of a requisition, the fair market value of charter hire. However, if one of our tugs is requisitioned or purchased and its associated tank barge is left idle, we would not be entitled to receive any compensation for the lost revenues resulting from the idled barge. We would also not be entitled to be compensated for any consequential damages we suffer as a result of the requisition or purchase of any of our OSVs, tugs or tank barges. The purchase or the requisition for an extended period of time of one or more of our OSVs, tugs or tank barges may harm our business, results of operations and financial condition.

     Finally, we are subject to the Merchant Marine Act of 1920, commonly referred to as the Jones Act. The Jones Act requires that vessels engaged in coastwise trade to carry cargo between U.S. ports be owned and operated by U.S. citizens. To ensure that we are determined to be a U.S. citizen as defined under these laws, our certificate of incorporation contains certain restrictions on the ownership of our capital stock by foreigners and establishes certain mechanisms to maintain compliance with these laws. If we are determined at any time not to be in compliance with these citizenship requirements, our vessels would become ineligible to engage in the coastwise trade in U.S. domestic waters, and our business and operating results would be adversely affected.

  OUR BUSINESS INVOLVES MANY OPERATING RISKS THAT MAY DISRUPT OUR BUSINESS OR OTHERWISE RESULT IN SUBSTANTIAL LOSSES, AND INSURANCE MAY BE UNAVAILABLE OR INADEQUATE TO PROTECT US AGAINST THESE RISKS.

     Tugs, tank barges and OSVs are subject to operating risks such as catastrophic marine disaster, adverse weather and sea conditions, mechanical failure, collisions, oil and hazardous substance spills, navigation errors, acts of God, war and terrorism. The occurrence of any of these events may result in damage to or loss of our vessels and their tow or cargo or other property and injury to passengers and personnel. If any of these events were to occur, we could be exposed to liability for resulting damages. Affected vessels may also be removed from service and thus be unavailable for income-generating activity. While we believe our insurance coverage is at adequate levels and insures us against risks that are customary in the industry, we may be unable to renew such coverage in the future at commercially reasonable rates. Moreover, existing or future coverage may not be sufficient to cover claims that may arise.

  THE LOSS OF OUR CONTRACT OF AFFREIGHTMENT WITH AMERADA HESS CORPORATION OR THE EARLY TERMINATION OF ANY CONTRACTS ON OUR OSVS COULD HAVE AN ADVERSE EFFECT ON OUR OPERATIONS.

     The revenues we derived from our long-term contract of affreightment with Amerada Hess for June through December 2001, which was the first seven months that the contract was in effect, constituted more than 10% of our total revenues for such period. Under the terms of the contract of affreightment, we are required to meet certain performance criteria and, if we fail to meet such criteria, Amerada Hess would be entitled to terminate the contract. We can provide no assurance that we will be able to fulfill our performance obligations under the contract of affreightment, and a decision by Amerada Hess to terminate the contract of affreightment could adversely affect our financial condition and results of operations. Our contract of affreightment provides for minimum annual cargo volume to be transported and allows Amerada Hess to reduce its minimum commitment, subject to a significant adjustment penalty. Most of the contracts for our OSVs contain early termination options in favor of the customer; however, some have substantial early termination penalties designed to discourage the customers from exercising such options. We cannot assure that our customers would not choose to exercise their termination rights in spite of such penalties. Any such early termination could adversely affect our financial condition and results of operations.

  FUTURE RESULTS OF OPERATIONS DEPEND ON THE LONG-TERM FINANCIAL STABILITY OF OUR CUSTOMERS.

     Many of the contracts we enter into for our OSVs are full utilization contracts with initial terms ranging from one to five years. We enter into such long-term contracts with our customers based on a credit assessment at the time of execution. Our financial condition in any period may therefore depend on the long-term stability and creditworthiness of our customers. We can provide no assurance that our customers will fulfill their obligations under our long-term contracts and the insolvency or other failure of a customer to fulfill its obligations under such contract could adversely affect our financial condition and results of operations.

  WE HAVE HIGH LEVELS OF FIXED COSTS THAT WILL BE INCURRED REGARDLESS OF OUR LEVEL OF BUSINESS ACTIVITY.

     Our business has high fixed costs, and downtime or low productivity due to reduced demand, weather interruptions or other causes could have a significant negative effect on our operating results.

  WE MAY BE UNABLE TO ATTRACT AND RETAIN QUALIFIED, SKILLED EMPLOYEES NECESSARY TO OPERATE OUR BUSINESS.

     Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel. Our inability to hire, train and retain a sufficient number of qualified employees in the future could impair our ability to manage and maintain our business.

     We require skilled employees who can perform physically demanding work. As a result of the volatility of the oil and gas industry and the demanding nature of the work, potential employees may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. With a reduced pool of workers, it is possible that we will have to raise wage rates to attract workers from other fields and to retain our current employees. If we are not able to increase our service rates to our customers to compensate for wage-rate increases, our operating results may be adversely affected.

  OUR EMPLOYEES ARE COVERED BY FEDERAL LAWS THAT MAY SUBJECT US TO JOB-RELATED CLAIMS IN ADDITION TO THOSE PROVIDED BY STATE LAWS.

     Some of our employees are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws typically operate to make liability limits established by state workers' compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue actions against employers for job-related injuries in federal courts. Because we are not generally protected by the limits imposed by state workers' compensation statutes, we may have greater exposure for any claims made by these employees.

  OUR SUCCESS DEPENDS ON KEY MEMBERS OF OUR MANAGEMENT, THE LOSS OF WHOM COULD DISRUPT OUR BUSINESS OPERATIONS.

     We depend to a large extent on the efforts and continued employment of our executive officers and key management personnel. We do not maintain key-man insurance. The loss of services of one or more of our executive officers or key management personnel could have a negative impact on our operations.

  RESTRICTIONS CONTAINED IN THE INDENTURE GOVERNING OUR 10 5/8% SENIOR NOTES AND IN THE AGREEMENT GOVERNING OUR REVOLVING CREDIT FACILITY MAY LIMIT OUR ABILITY TO OBTAIN ADDITIONAL FINANCING, TO PURSUE OTHER BUSINESS OPPORTUNITIES AND TO PAY DIVIDENDS.

     Covenants contained in the indenture governing our 10 5/8% senior notes and in the agreement governing our revolving credit facility require us to meet certain financial tests, which may limit:

     - our flexibility in planning for, and reacting to, changes in our business;

     - our ability to dispose of assets, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities;

     - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes; and

     - our ability to pay dividends, should we choose to do so in the future.

RISKS RELATING TO THIS OFFERING

  OUR MANAGEMENT AND DIRECTORS WILL BENEFICIALLY OWN, CONTROL OR HAVE SUBSTANTIAL INFLUENCE OVER A SIGNIFICANT AMOUNT OF COMMON STOCK, GIVING THEM A CONTROLLING INFLUENCE OVER CORPORATE TRANSACTIONS AND OTHER MATTERS. THEIR INTERESTS MAY CONFLICT WITH YOURS, AND THE CONCENTRATION OF OWNERSHIP OF OUR COMMON STOCK BY SUCH STOCKHOLDERS WILL LIMIT THE INFLUENCE OF PUBLIC STOCKHOLDERS.

     Upon completion of this offering, our management, directors and their respective affiliates, will beneficially own, control or have substantial
influence over approximately   % of our outstanding common stock, approximately
  % if the underwriters exercise their over-allotment option in full. If these stockholders voted together as a group, they would have the ability to exert significant influence over our board of directors and its policies. These stockholders would, acting together, be able to control or substantially influence the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

  OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY FOLLOWING THIS OFFERING, AND YOU COULD LOSE ALL OR A PART OF YOUR INVESTMENT AS A RESULT.

     Prior to this offering there has been no public market for our common stock, and we cannot predict the extent to which investor interest in us will lead to the development or maintenance of an active trading market. You may not be able to resell your shares at or above the initial public offering price, which will be determined through negotiations among us and the underwriters and may not be indicative of prices that will prevail in the public trading market. The trading price of our common stock, and the price at which we may sell securities in the future, could be subject to significant fluctuations in response to:

     - government regulations;

     - the prices of oil and natural gas;

     - our operating results;

     - changes in earnings estimates by securities analysts or our ability to meet those estimates;

     - news announcements regarding the oil and gas or related industries in general, our customers, our competitors or us; or

     - other factors beyond our control.

     The realization of any of the risks described in this section could cause the market price of our common stock to decline significantly.

  INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of the common stock outstanding immediately after this offering. Therefore, if you purchase shares in this offering, you will incur immediate and substantial dilution based on net tangible book value per share. You will incur further dilution if outstanding options to purchase common stock are exercised. In addition, our certificate of incorporation allows us to issue significant numbers of additional shares. Any such issuance may significantly reduce your proportionate interest in our stock.

  FUTURE SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT ITS MARKET PRICE.

     Following this offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various points in time in the future. Sales of a substantial number of shares of our common stock in the public market after this offering, or the possibility that these sales may occur, could cause the market price for our common stock to decline. These sales, or the possibility that these sales may occur, could also make it more difficult for us to sell our common stock or other equity securities in the future at a time and at a price that we deem appropriate. Our directors, executive officers and principal and selling stockholders, who collectively will
own, control or have substantial influence over a total of           shares of
common stock (               shares if the underwriters' exercise their
over-allotment option in full) following the completion of this offering, have agreed not to dispose of any shares of common stock, subject to limited exceptions, for a period of 180 days after the date of this prospectus, without the consent of the underwriters.

  PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS, STOCKHOLDER RIGHTS PLAN AND DELAWARE LAW COULD DETER TAKEOVER ATTEMPTS.

     Our certificate of incorporation and bylaws and the Delaware corporations law contain provisions, and our board of directors has approved the form of a stockholder rights plan, that could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from the sale of shares in this offering, after deducting offering expenses, of approximately
$          million. If the underwriters' over-allotment option is exercised to purchase additional shares from us, we estimate that we will receive up to an
additional $          million. We intend to use a portion of these proceeds,
along with cash on hand, cash flow from operations and amounts available under our revolving credit facility, to fund the costs of the construction of the first four offshore supply vessels to be delivered under our current newbuild program, which we expect to be approximately $53 million. We will use the remainder of these funds to fund the costs of the construction of the other four offshore supply vessels to be built under our current newbuild program, possible future acquisitions, the retrofit of existing vessels or construction of additional vessels, and for general corporate purposes. We do not currently have any agreements or understandings with respect to any specific acquisition target.

     We will not receive any proceeds from the sale of shares by the selling stockholders.

                                DIVIDEND POLICY

     We currently intend to retain any future earnings to finance the growth, development and expansion of our business. Accordingly, we do not currently intend to declare or pay any dividends on our common stock for the foreseeable future. The declaration, payment and amount of future dividends, if any, will be at the sole discretion of our Board of Directors after taking into account various factors, including, among others, our financial condition, results of operations, cash flows from operations, current and anticipated capital requirements and expansion plans, the income tax laws then in effect and the requirements of Delaware law. In addition, the indenture governing our 10 5/8% senior notes and the agreement governing our revolving credit facility include restrictions on our ability to pay cash dividends without meeting certain financial ratios or obtaining the consent of the lenders.

                                 CAPITALIZATION

     The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2002:

     - on a historical basis; and

     - as adjusted to reflect our sale of          shares of common stock in
       this offering at an assumed initial public offering price of $     per
       share, after deducting underwriting discounts and commissions and our
       estimated offering expenses of $     .

     The information in this table is unaudited. This table should be read in conjunction with our historical consolidated financial statements and the notes to those statements included in this prospectus.

                                                              AS OF MARCH 31, 2002
                                                             ----------------------
                                                              ACTUAL    AS ADJUSTED
                                                              ------    -----------
                                                                 (IN THOUSANDS)
Cash and cash equivalents..................................  $ 42,549    $
                                                             ========    ========
Long-term debt:
  10 5/8% Series B Senior Notes due 2008
     (net of original issue discount)......................  $172,110
                                                             --------    --------
Stockholders' equity:
  Preferred stock, $0.01 par value, 5,000,000 shares
     authorized; none issued and outstanding...............        --
  Common stock, $0.01 par value, 100,000,000 shares
     authorized, 30,192,036 and          issued and
     outstanding, historical and as adjusted,
     respectively..........................................       302
  Additional paid-in capital...............................    60,667
  Retained earnings........................................     2,535
                                                             --------    --------
Total stockholders' equity.................................    63,504
                                                             --------    --------
Total capitalization.......................................  $235,614    $
                                                             ========    ========

     The information set forth above does not include 2,032,236 shares of our common stock issuable as of March 31, 2002, upon exercise of options previously granted to employees and non-employee directors at a weighted average price of $2.53 and 1,467,764 additional shares of our common stock reserved as of March 31, 2002, for issuance under our Incentive Compensation Plan, and also assumes that the underwriters do not purchase additional shares of common stock from us in this offering to cover over-allotments.

                                    DILUTION

     Our net tangible book value as of March 31, 2002, was approximately $
million or $     per share. Net tangible book value per share represents our tangible net worth (tangible assets less total liabilities) divided by the total number of outstanding shares of our common stock. Dilution in net tangible book value per share represents the difference between the amount per share that investors will pay in this offering and the net tangible book value per share immediately afterwards.

     After giving effect to our receipt of $     million of estimated net
proceeds from our sale of           shares of our common stock in this offering
at an assumed price of $     per share after deducting the estimated
underwriting fees and estimated expenses of this offering, our adjusted net
tangible book value as of March 31, 2002 would have been $     million or $
per share. This represents an immediate increase in our net tangible book value
of $     per share to existing shareholders and an immediate dilution of $
per share to new investors purchasing our common stock in this offering. The following table illustrates this per share dilution to new investors purchasing our common stock in this offering:

Assumed public offering price per share.....................             $
                                                                         --------
Net tangible book value per share as of March 31, 2002......
                                                              --------
Increase per share attributable to new investors............
                                                              --------
Adjusted net tangible book value per share after this
  offering..................................................
                                                                         --------
Dilution per share to new investors.........................             $
                                                                         ========

     The table above assumes no issuance of shares under options outstanding as of March 31, 2002. Upon completion of this offering, 1,962,236 shares of our common stock will be issuable upon the exercise of options granted under our Incentive Compensation Plan at exercise prices ranging from $1.85 to $2.65 per share. Of these shares, 1,635,101 will be issuable under options that will be exercisable upon completion of this offering, with the remaining 327,135 becoming issuable at various intervals in the future based on remaining option vesting schedules. Please read "Management -- Option Grants" and "Principal and Selling Stockholders" for more information regarding outstanding options to purchase our common stock. If the 1,635,101 shares subject to options that will be exercisable upon completion of this offering were included in the above
calculations, the dilution per share to new investors would be $          , and
if all 1,962,236 shares subject to options outstanding upon completion of this offering were included in the above calculations, the dilution per share to new
investors would be $          .

     The following table illustrates, on an as adjusted basis as of March 31, 2002, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid by existing shareholders and by the new investors purchasing shares of common stock in this offering, before deduction of estimated underwriting fees and estimated expenses of this offering payable by us.

                                                         TOTAL CASH
                                 SHARES PURCHASED      CONSIDERATION       AVERAGE
                                ------------------   ------------------   PRICE PER
                                 NUMBER    PERCENT    AMOUNT    PERCENT     SHARE
                                 ------    -------    ------    -------   ---------
Existing shareholders........                    %   $                %   $
                                --------    -----    --------    -----    --------
New investors................                    %                    %   $
                                --------    -----    --------    -----    --------
  Total......................                    %                    %
                                ========    =====    ========    =====

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION (IN THOUSANDS, EXCEPT RATIOS, AND PER SHARE AND VESSEL DATA)

     Our selected historical consolidated financial information as of and for the periods ended December 31, 1997, 1998, 1999, 2000 and 2001 was derived from our audited historical consolidated financial statements. Our selected historical financial information as of and for the three-month periods ended March 31, 2001 and 2002 was derived from our unaudited historical consolidated financial statements. The data should be read in conjunction with and is qualified in its entirety by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization" and our historical consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

                                                                                                  THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                          MARCH 31,
                                       ------------------------------------------------------    ---------------------
                                         1997       1998       1999         2000       2001        2001        2002
                                       --------   --------   --------     --------   --------    --------   ----------
                                                                                                      (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue..............................  $  6,656   $ 12,822   $ 25,723     $ 36,102   $ 68,791    $ 10,416   $   22,743
Operating expenses...................     5,906     10,701     16,890       20,410     32,371       5,072       10,573
General and administrative expenses..       762      1,699      2,852        3,355      8,473       1,345        2,848
Operating income (loss)..............       (12)       422      5,981       12,337     27,947       3,999        9,322
Interest income......................        47        130        170          305      1,455         399          246
Interest expense:
  Debt obligations...................       324      1,155      5,262        8,216     10,665       1,561        3,941
  Warrants(1)........................        --      1,524      2,262        7,262      2,952          --           --
Other expense (income)(2)............       (29)      (544)        20          138         --          --           --
Income (loss) before income taxes and
  extraordinary item.................      (260)    (1,583)    (1,393)      (2,974)    15,785       2,837        5,627
Income tax expense (benefit).........       (80)      (156)       341        1,550      6,802       1,079        2,138
Income (loss) before extraordinary
  item...............................      (180)    (1,427)    (1,734)      (4,524)     8,983       1,758        3,489
Extraordinary loss, net of tax
  benefit of $1,065(3)...............        --         --         --           --      1,964          --           --
Net income (loss)....................      (180)    (1,427)    (1,734)(4)   (4,524)     7,019       1,758        3,489
PER SHARE DATA:
Basic income (loss) before
  extraordinary item.................     (0.03)     (0.13)     (0.15)       (0.36)      0.35        0.07         0.12
Extraordinary item...................        --         --         --           --       0.08          --           --
Basic net income (loss)..............     (0.03)     (0.13)     (0.15)(4)    (0.36)      0.27        0.07         0.12
Diluted income (loss) before
  extraordinary item.................     (0.03)     (0.13)     (0.15)       (0.36)      0.34        0.06         0.11
Extraordinary item...................        --         --         --           --       0.08          --           --
Diluted net income (loss)............     (0.03)     (0.13)     (0.15)(4)    (0.36)      0.26        0.06         0.11
Weighted average basic shares
  outstanding........................     5,329     11,334     11,367       12,468     25,965      24,575       30,138
Weighted average diluted shares
  outstanding........................     5,329     11,334     11,367       12,468     26,180      27,683       30,461
BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents............  $  4,621   $  3,183   $  6,144     $ 32,988   $ 53,203    $ 22,624   $   42,549
Working capital......................     4,206        105     (2,429)      17,976     48,516      18,454       44,992
Property, plant and equipment, net...    14,742     45,819     85,700       98,935    180,781     109,784      190,407
Total assets.........................    25,461     58,216    103,486      147,148    258,817     146,870      257,723
Total long-term debt.................     9,500     34,621     79,076       82,557    171,976(5)   79,346      172,110(5)
Stockholders' equity.................    12,350     11,036      9,194       38,197     59,866      51,503       63,504

                                                                                                  THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                          MARCH 31,
                                       ------------------------------------------------------    ---------------------
                                         1997       1998       1999         2000       2001        2001        2002
                                       --------   --------   --------     --------   --------    --------   ----------
                                                                                                      (UNAUDITED)
STATEMENT OF CASH FLOWS DATA:
Net Cash Provided By (Used In):
  Operating activities...............  $   (950)  $  3,593   $  1,915     $  5,741   $ 33,345    $  4,379   $      980
  Investing activities...............    (5,921)   (30,692)   (42,313)     (15,324)   (88,328)    (11,974)     (11,778)
  Financing activities...............    11,492     25,661     43,359       36,427     75,198      (2,769)         144
OTHER FINANCIAL DATA AND RATIOS
  (UNAUDITED):
EBITDA(6)............................  $    511   $  1,890   $  9,283     $ 17,805   $ 37,072    $  5,755   $   12,109
Cash interest paid...................       324        418      4,495        7,145      5,577       2,593        9,658
Capital expenditures.................     6,403     33,492     45,483       15,324     88,328      11,974       11,778
Depreciation and amortization........       476      1,338      3,132        5,163      7,670       1,357        2,541
Ratio of EBITDA to cash interest
  paid(7)............................       1.6x       4.5x       2.1x         2.5x       6.6x        2.2x         1.3x
OTHER OPERATING DATA (UNAUDITED):
Offshore Supply Vessels:
  Average number.....................       N/A        0.1        4.1          6.8        7.8         7.0          9.4
  Average utilization rate(8)........       N/A        100%      93.1%        93.4%      99.1%       98.7%        95.9%
  Average dayrate(9).................       N/A   $  8,936   $  6,724     $  8,435   $ 11,872    $ 10,147   $   12,012
Tugs and Tank Barges:
  Average number of tank barges......       7.1        7.0        7.1          7.0       12.3         7.0         16.0
  Average fleet capacity (barrels)...   406,462    358,108    434,861      451,655    847,780     451,655    1,130,727
  Average barge size (barrels).......    56,770     51,158     61,464       64,522     68,109      64,522       70,670
  Average utilization rate(8)........       N/A       75.3%      73.9%        71.4%      84.4%       83.3%        86.9%
  Average dayrate(10)................       N/A   $  6,502   $  8,482     $  8,982   $  9,306    $  7,824   $    9,500

---------------

 (1) Represents non-cash adjustment to interest expense resulting from warrants that provide for put options being accounted for at their fair value. A company whose capital stock is publicly traded is required to account for warrants that contain put options at their fair value and to report the changes as interest expense.

 (2) Net of other income and expenses.

 (3) A non-cash extraordinary loss of $1,964, net of taxes, was incurred during 2001 resulting from the early extinguishment of debt. This extraordinary item relates to the write off of deferred financing costs upon the refinancing of all our debt through the issuance of our 10 5/8% senior notes in July 2001.

 (4) Excludes a net write off of $108 ($0.01 basic and diluted per share of common stock) related to a cumulative effect of change in accounting principle for start-up costs.

 (5) Excludes original issue discount associated with our senior notes in the amount of $3,024 and $2,890 as of December 31, 2001 and March 31, 2002, respectively.

 (6) EBITDA is earnings before interest expense, other (expense) income, provision for income taxes, depreciation and amortization. EBITDA is presented as it is commonly used by certain investors to analyze and compare operating performance and to determine a company's ability to service or incur debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flow or other income or cash flow data or as a measure of a company's profitability or liquidity and is not a measure calculated in accordance with generally accepted accounting principles. EBITDA is not necessarily comparable with similarly titled measures reported by other companies.

 (7) Calculated as EBITDA, as defined in footnote (6) above, divided by cash interest paid.

 (8) Utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.

 (9) Average dayrates represent average revenue per day, which includes charter hire and brokerage revenue, based on the number of days during the period that the OSVs generated revenue.

(10) Average dayrates represent average revenue per day, including time charters, brokerage revenue, revenues generated on a per-barrel-transported basis, demurrage, shipdocking and fuel surcharge revenue, based on the number of days during the period that the tank barges generated revenue. For purposes of brokerage arrangements, this calculation excludes that portion of revenue that constitutes a "pass-through" to the customer of the cost of in-chartering third party equipment.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following management's discussion and analysis should be read in conjunction with our historical consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus.

GENERAL

     We own and operate deepwater OSVs in the Gulf of Mexico and ocean-going tugs and tank barges in the northeastern United States, primarily New York Harbor, and in Puerto Rico. We charter our OSVs on a dayrate basis, under which the customer pays us a specified dollar amount for each day during the term of the contract, pursuant to either fixed time charters or spot market charters. A fixed time charter is a contract with a term of at least one year in which the charterer obtains the right to direct the movements and utilization of the vessel in exchange for payment of a specified dayrate, generally paid monthly, but the vessel owner retains operational control over the vessel. Typically, the owner fully equips the vessel and is responsible for normal operating expenses, repairs, wages and insurance, while the charterer is responsible for voyage expenses, such as fuel, port and stevedoring expenses. Spot market charters in the OSV industry are generally time charter contracts with either relatively short, indefinite terms or fixed terms of less than one year. Generally, the vessel owner absorbs crew, insurance and repair and maintenance costs in connection with operation of OSVs pursuant to spot market charters and customers absorb other direct operating costs.

     All of our OSVs are currently operating under time charters, including six that are chartered under contracts with expiration dates ranging from April 2003 through November 2006. Our long-term contracts for our OSVs are consistent with those used in the industry and are either fixed for a term of months or years or are tied to the duration of a long-term contract for a drilling rig for which the vessel provides services. These contracts generally contain, among others, provisions governing insurance, reciprocal indemnifications, performance requirements and, in certain instances, dayrate escalation terms and renewal options.

     While OSVs service existing oil and gas production platforms as well as exploration and development activities, incremental OSV demand depends primarily upon the level of drilling activity, which can be influenced by a number of factors, including oil and natural gas prices and drilling budgets of exploration and production companies. As a result, utilization and dayrates have historically been tied to oil and natural gas prices and drilling activity, although the greater investment of time and expense associated with deepwater production and the consequent long-term nature of deepwater OSV contracts have diminished the significance of this relationship.

     Generally, we operate an ocean-going tug and tank barge together as a "tow" to transport petroleum products between U.S. ports and along the coast of Puerto Rico. We operate our tugs and tank barges under fixed time charters, spot market charters, contracts of affreightment and consecutive voyage contracts. Spot market charters in the tug and tank barge industry are generally single-voyage contracts of affreightment or time charter contracts with terms of less than one year. A consecutive voyage contract is a contract for the transportation of cargo for a specified number of voyages between designated ports over a fixed period of time under which we are paid based on the volume of products we deliver per voyage. Under consecutive voyage contracts, in addition to earning revenues for volumes delivered, we earn a standby hourly rate between charters. One of our tank barges has been chartered to a third party under a bareboat charter. A bareboat charter is a "net lease" in which the charterer takes full operational control over the vessel for a specified period of time for a specified daily rate that is generally paid monthly to the vessel owner. The bareboat charterer is solely responsible for the operation and management of the vessel and must provide its own crew and pay all operating and voyage expenses.

     The primary drivers of demand for our tug and tank barge services are population growth, the strength of the United States economy and changes in weather patterns that affect consumption of heating oil and gasoline. The tug and tank barge market, in general, is marked by steady demand over time. We believe that demand for refined petroleum products and crude oil will remain steady or gradually increase for the foreseeable future.

     Our operating costs are primarily a function of fleet size and utilization levels. The most significant direct operating costs are wages paid to vessel crews, maintenance and repairs and marine insurance. Because most of these expenses remain payable regardless of vessel utilization, our direct operating costs as a percentage of revenues may fluctuate considerably with changes in dayrates and utilization.

     In addition to the operating costs described above, we incur fixed charges related to the depreciation of our fleet and costs for routine drydock inspections and maintenance and repairs necessary to ensure compliance with applicable regulations and to maintain certifications for our vessels with the U.S. Coast Guard and various classification societies. The aggregate number of drydockings and other repairs undertaken in a given period determines the level of maintenance and repair expenses and marine inspection amortization charges. We generally capitalize costs incurred for drydock inspection and regulatory compliance and amortize such costs over the period between such drydockings, typically 30 or 60 months.

     Applicable maritime regulations require us to drydock our vessels twice in a five-year period for inspection and routine maintenance and repair. If we undertake a large number of drydockings in a particular fiscal period, comparative results may be affected.

CRITICAL ACCOUNTING POLICIES

     The accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States. In preparing our financial statements, we are required to make estimates, judgments and assumptions that we believe are reasonable based upon information available. We base our estimates and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We believe that of our significant accounting policies discussed in Note 2 to our consolidated financial statements beginning on page F-15, the following may involve a higher degree of judgment.

     Purchase Accounting. Purchase accounting requires extensive use of estimates and judgments to allocate the cost of an acquired enterprise to the assets acquired and liabilities assumed. The cost of each acquired operation is allocated to the assets acquired and liabilities assumed based on their estimated fair values. These estimates are revised during an allocation period as necessary when, and if, information becomes available to further define and quantify the value of the assets acquired and liabilities assumed. For example, costs related to the recertification of acquired vessels that are drydocked within the allocation period immediately following the acquisition of such vessels adjust the value of the vessels acquired and the liabilities assumed related to the drydocking. The adjusted basis of the vessel is depreciated over the estimated useful lives of the vessels. The allocation period does not exceed beyond one year from the date of the acquisition. To the extent additional information to refine the original allocation becomes available during the allocation period, the allocation of the purchase price is adjusted. For example, if an acquired vessel is subsequently disposed of within the allocation period, the sales price of the vessel is used to adjust the original assigned value to the vessel at the date of acquisition such that no gain or loss would be recognized upon disposition during the allocation period. Should information become available after the allocation period, those items are reflected in operating results.

     Carrying Value of Vessels. We depreciate our tugs, tank barges, and OSVs over estimated useful lives of 14 to 25 years, 3 to 18 years and 25 years, respectively. The economic useful lives used for tank barges is based on their classification under the Oil Pollution Act of 1990, or OPA 90. In assigning depreciable lives to these assets, we have considered the effects of both physical deterioration largely caused by wear and tear due to operating use and other economic and regulatory factors that could impact commercial viability. To date, our experience confirms that these policies are reasonable, although there may be events or changes in circumstances in the future that indicate the recoverability of the carrying amount of a vessel might not be possible. Examples of events or changes in circumstances that could indicate that the recoverability of a vessel's carrying amount should be assessed might include a change in regulations such as OPA 90, a significant decrease in the market value of a vessel and current period operating or cash flow losses combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with a vessel. If events or changes in circumstances as set forth above indicate that a vessel's carrying amount may not be recoverable, we would then be required to estimate the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the vessel, we would be required to recognize an impairment loss.

     Recertification Costs. Our tugs, tank barges and OSVs are required by regulation to be recertified after certain periods of time. These recertification costs are incurred while the vessel is in drydock where other routine repairs and maintenance are performed and, at times, major replacements and improvements are performed. Routine repairs and maintenance are expensed as incurred. Recertification costs are generally deferred and amortized over the length of time in which the recertification is expected to last, which is generally 30 to 60 months. Major replacements and improvements which extend the vessel's economic useful life or functional operating capability are capitalized and depreciated over the vessel's remaining economic useful life. Inherent in this process are estimates we make regarding the specific cost incurred and the period that the incurred cost will benefit.

RESULTS OF OPERATIONS

     The table below sets forth, by segment, the average dayrates and utilization rates for our vessels and the average number of vessels owned during the periods indicated. These OSVs and tug and tank barges generate substantially all of our revenues and operating profit.

                                                                                 THREE MONTHS
                                               YEARS ENDED DECEMBER 31,        ENDED MARCH 31,
                                             -----------------------------   --------------------
                                               1999       2000     2001(1)    2001      2002(2)
                                             --------   --------   -------   -------   ----------
OFFSHORE SUPPLY VESSELS:
Average number of vessels..................       4.1        6.8      7.8        7.0          9.4
Vessel days available......................     1,517      2,490    2,858        630          818
Average utilization rate(3)................      93.1%      93.4%    99.1%      98.7%        95.9%
Average dayrate(4).........................  $  6,724   $  8,435   $11,872   $10,147   $   12,012
TUGS AND TANK BARGES:
Average number of tank barges..............       7.1        7.0     12.3        7.0         16.0
Average fleet capacity (barrels)...........   434,861    451,655   847,780   451,655    1,130,727
Average barge size (barrels)...............    61,464     64,522   68,109     64,522       70,670
Average utilization rate(3)................      73.9%      71.4%    84.4%      83.3%        86.9%
Average dayrate(5).........................  $  8,482   $  8,982   $9,306    $ 7,824   $    9,500

---------------

(1) Includes only seven months of operations of the nine tugs and nine tank barges acquired from the Spentonbush/Red Star Group effective May 31, 2001, only eight months of operations from the HOS Innovator, delivered in April 2001, and only two months of operations from the BJ Blue Ray, delivered in November 2001.

(2) Includes only one month of operations from the HOS Dominator, delivered in February 2002.

(3) Utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.

(4) Average dayrates represent average revenue per day, which includes charter hire and brokerage revenue, based on the number of days during the period that the OSVs generated revenue.

(5) Average dayrates represent average revenue per day, including time charters, brokerage revenue, revenues generated on a per-barrel-transported basis, demurrage, shipdocking and fuel surcharge revenue, based on the number of days during the period that the tank barges generated revenue. For purposes of brokerage arrangements, this calculation excludes that portion of revenue that constitutes a "pass-through" to the customer of the cost of in-chartering third party equipment.

  THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED MARCH 31,
  2001

     Revenues. Revenues were $22.7 million for the three months ended March 31, 2002, as compared to $10.4 million for the same period in 2001, an increase of $12.3 million or 118.3%. This increase in revenue was primarily the result of the significant increase in the size of our fleet since April 2001. Our operating fleet grew from 18 vessels at the end of the first three months of 2001 to 39 vessels at the end of the first three months of 2002. The additional revenues generated by the 21 new vessels accounted for approximately $11.0 million of the $12.3 million increase in revenues in the first three months of 2002 compared to the same period last year. The balance of the increase in revenue of approximately $1.3 million was derived from our 18 vessels that were in service during each of the first three months of 2001 and 2002. Our OSVs operating in the first three months of both 2002 and 2001 earned higher average dayrates in the first three months of 2002 than in the same period of 2001. Average dayrates for such OSVs increased 18.4% due to increased exploration and production activity in the deepwater Gulf of Mexico. Our tugs and tank barges operating in the first three months of 2002 and 2001 had higher average utilization in the first three months of 2002 than in the same period of 2001. Average tank barge dayrate for such vessels increased 21.4% due to a change in mix of vessels from contracts of affreightment to time charter, combined with fewer days out of service for drydock and repairs in the first three months of 2002 compared to the same period of 2001.

     Revenues from our OSV segment totaled $9.8 million for the three months ended March 31, 2002, as compared to $6.3 million for the same period in 2001, an increase of $3.5 million or 55.6%. The increase in the OSV segment revenue was primarily due to higher average dayrates and the addition of three deepwater OSVs since April 2001. Our utilization rate was 95.9% in the first three months of 2002 compared to 98.7% in the same period of 2001. The slight decrease in utilization was primarily due to two scheduled drydockings. Our OSV average dayrate was $12,012 in the first three months of 2002 compared to $10,147 in the same period of 2001, an increase of $1,865 or 18.4%. The increase in average dayrates was due to a combination of continued high levels of deepwater drilling, construction and field development activity in the Gulf of Mexico and the addition to our fleet of the larger, newly constructed 240 Class HOS Innovator on April 28, 2001, the 265 Class BJ Blue Ray on November 6, 2001 and the 240 Class HOS Dominator on February 28, 2002. Each vessel commanded higher dayrates than our 200 Class OSVs.

     Revenues from our tug and tank barge segment totaled $13.0 million for the three months ended March 31, 2002 as compared to $4.1 million for the same period in 2001, an increase of $8.9 million or 217.1%. The tug and tank barge segment revenue increase was primarily due to increased utilization and the revenues generated by nine tugs and nine tank barges acquired on May 31, 2001. The acquisition increased fleet capacity in barrels from 451,655 to 1,130,727 an increase of 150%. Revenues for the first three months of 2002 included $1.1 million that was attributable to the "pass-through" to the customer of the cost of in-chartering third party equipment. There were no such "pass-through" revenues in the first three months of 2001. Our utilization rate increased to 86.9% for the three months ended March 31, 2002 compared to 83.3% for the same period in 2001. The increase in utilization was primarily the result of a change from vessels operating under contracts of affreightment to time charters, as well as the vessels out of service for repairs fewer days in the first three months of 2002 as compared to the same period in 2001. Our average dayrate increased to $9,500 for the first three months of 2002 compared to $7,824 for the same period of 2001. We believe the increase in dayrates since the first three months of last year is reflective of the early effects of the Oil Pollution Act of 1990.

     Operating Expense. Our operating expense, including depreciation and amortization, increased to $10.6 million for the three months ended March 31, 2002 as compared to $5.1 million in the same period in 2001, an increase of $5.5 million or 107.8%. The increase in operating expense resulted primarily from the addition of 21 vessels to the OSV and tank barge fleets since the first three months of 2001.

     Operating expense for our OSV segment increased to $3.7 million in the first three months of 2002 compared to $2.4 million in the same period of 2001, an increase of $1.3 million or 54.2%. This increase was primarily the result of the HOS Innovator and BJ Blue Ray being in service for all of the first three months of 2002 and the HOS Dominator being in service for a portion of the first three months of 2002, but not in service during the same period of 2001. Daily operating costs per vessel for the first three months of 2002 increased over the same period of 2001, primarily due to the higher costs of operating larger vessels, including increased manning requirements, in the first three months of 2002.

     Operating expense for our tug and tank barge segment was $6.9 million for the first three months of 2002 compared to $2.7 million for the same period of 2001, an increase of $4.2 million or 155.6%. The operating expense increase was primarily the result of the addition of nine tugs and nine tank barges on May 31, 2001. Operating expense for the first three months of 2002 included $1.1 million of the cost of in-chartering third party equipment that was "passed through" to the customer. There were no such costs that were "passed through to the customer in the first three months of 2001. Daily operating costs per vessel, excluding "pass-through" operating expenses related to in-chartering of third party equipment, for the first three months of 2002 remained fairly consistent with the same period of 2001.

     General and Administrative Expense. Our general and administrative expense was $2.8 million for the first three months of 2002 as compared to $1.3 million for the same period of 2001, an increase of $1.5 million. This increase primarily resulted from increased overhead relating to the nine tugs and nine tank barges acquired on May 31, 2001 and new costs associated with compliance with our reporting obligations under the federal securities laws. As discussed in Note 2 to our consolidated financial statements contained herein, we adopted Statement of Financial Accounting Standards No. 142 effective January 1, 2002 and, accordingly, we have ceased amortizing goodwill. General and administrative expense for the first three months of 2001 included goodwill amortization of less than $0.1 million.

     Interest Expense. Interest expense was $3.9 million for the first three months of 2002 compared to $1.6 million in the same period of 2001, an increase of $2.3 million or 143.8%. The increase in interest expense resulted from the refinancing of all of our conventional floating rate debt through the issuance of senior notes in July 2001 with a higher fixed rate, and a higher average balance of debt outstanding in the 2002 period. This increase was offset by the capitalization of interest costs relating to new construction of approximately $1.0 million in the first three months of 2002 compared to $0.5 million in the same period of 2001. The increase in capitalized construction period interest was primarily due to a higher effective interest rate and a higher average balance of construction in progress outstanding during the first three months of 2002.

     Interest Income. Interest income was $0.2 million for the first three months of 2002 compared to $0.4 million for the same period of 2001, a decrease of $0.2 million or 50.0%. This decrease in interest income resulted from substantially higher interest rates being earned during the 2001 period, even though cash balances invested during the 2002 period were significantly higher than the 2001 period, due to the excess proceeds of the senior notes offering being available for investment since the July 2001 offering.

     Income Tax Expense. Our income tax expense for the first three months for each of 2002 and 2001 primarily consisted of deferred taxes due to our federal net operating loss carryforwards to offset future taxable income. In addition, we expect to generate additional federal tax benefits due to our use of accelerated tax depreciation with respect to new vessels. Our use of these net operating losses and additional tax benefits may be limited due to U.S. tax laws. Based on the age and composition of our current fleet, however, we expect to pay a lower than normal amount of federal income taxes over the next five years.

  YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Revenues. Revenues were $68.8 million for the year ended December 31, 2001, as compared to $36.1 million in 2000, an increase of $32.7 million or 90.6%. This increase was primarily attributable to our OSV segment, which continued to experience strong demand for our vessels, and the revenues generated by the additional tugs and tank barges acquired on May 31, 2001.

     Revenues from our OSV segment increased to $33.6 million in 2001 as compared to $19.6 million in 2000, an increase of $14.0 million or 71.4%. The primary reasons for the increase in revenue from this segment were a 40.7% increase in average dayrates, a 5.7% increase in utilization and the addition, during 2001, of two newly constructed OSVs, one in late April and the other in early November. Our utilization rate for our OSVs was 99.1% for 2001 compared to 93.4% in 2000 as a result of higher demand for deepwater drilling, construction and field development activity in the Gulf of Mexico. Our OSV average dayrate was $11,872 for 2001 compared to $8,435 in 2000, an increase of $3,437 or 40.7%.
The increase in average dayrates was due to a combination of higher demand and the addition to our fleet of the larger, newly constructed 240 Class HOS Innovator on April 28, 2001 and the 265 Class BJ Blue Ray on November 6, 2001. Each vessel operated at higher dayrates than our 200 Class OSVs.

     Revenues from our tug and tank barge segment totaled $35.2 million for 2001 as compared to $16.5 million in 2000, an increase of $18.7 million or 113.3%. This segment revenue increase was primarily due to increased utilization and the acquisition of nine tugs and nine tank barges on May 31, 2001, which increased fleet capacity from 451,655 barrels to 1,130,727 barrels. Our utilization rate for our tugs and tank barges increased to 84.4% for 2001 compared to 71.4% in 2000. The increase in utilization was primarily the result of a change from vessels operating under contracts of affreightment to time charters, combined with the vessels being out of service for repairs fewer days in 2001 as compared to 2000. Our average dayrate increased to $9,306 in 2001 compared to $8,982 in 2000, an increase of $324 per day or 3.6%.

     Operating Expense. Our operating expense, including depreciation and amortization, increased to $32.4 million for 2001 as compared to $20.4 million in 2000, an increase of $12.0 million or 58.8%. The increase in total operating expense resulted primarily from the addition of vessels to the OSV and tank barge fleets during 2001. Daily operating expenses per vessel in both the OSV segment and the tug and tank barge segment remained fairly constant.

     Operating expense for our OSV segment increased $5.9 million or 63.4% in 2001 to $15.2 million compared to $9.3 million in 2000. This increase was primarily the result of the HOS

Cornerstone being in service for all of 2001, but only a portion of 2000 and the HOS Innovator and BJ Blue Ray being in service for a portion of 2001 but not in service during 2000.

     Operating expense for our tug and tank barge segment was $25.7 million for 2001 compared to $11.1 million in 2000, an increase of $14.6 million or 131.5%. The operating expense increase resulted primarily from our acquisition of nine tugs and nine tank barges on May 31, 2001.

     General and Administrative Expense. Our general and administrative expense was $8.5 million for 2001 as compared to $3.4 million of 2000, an increase of $5.1 million. This increase primarily resulted from increased overhead relating to the nine tugs and nine tank barges acquired on May 31, 2001, new costs associated with compliance with our reporting obligations under the federal securities laws and an increase in profit-based incentive bonus compensation accruals as our profitability increased.

     Interest Expense. Interest expense from debt obligations was $10.7 million in 2001 compared to $8.2 million in 2000, an increase of $2.5 million or 30.5%. This increase in interest expense from debt obligations resulted from the refinancing of all of our conventional floating rate debt through the issuance of our senior notes in July 2001 with a higher fixed rate and average debt outstanding in the 2001 period. This increase was offset by capitalized interest in 2001 due to the construction in progress of six OSVs compared to one vessel under construction in 2000.

     Non cash adjustments to interest expense reflects fair value adjustments to warrants having put options. The adjustment for 2001 was $2,952 compared to $7,262 in 2000, a decrease of $4,310 or 59.4%.

     Interest Income. Interest income was $1.5 million in 2001 compared to $0.3 million in 2000, an increase of $1.2 million or 400%. This increase in interest income resulted from substantially higher cash balances invested during the 2001 period resulting from the excess proceeds of the senior notes offering being available for investment after the refinancing.

     Income Tax Expense. Our effective income tax provision for 2001 compared to 2000 was lower primarily due to the impact of non-deductible interest expense resulting from fair value adjustments for warrants with put options, which was $4,310 lower in 2001 than in 2000.

     Extraordinary Loss. A non-cash extraordinary loss of $2.0 million, net of taxes, was incurred during 2001 resulting from the early extinguishment of debt. This extraordinary item relates to the write-off of deferred financing costs upon the refinancing of all our debt through the issuance of our 10 5/8% senior notes in July 2001. For more information, please read "Recent Accounting Pronouncements" below.

  YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Revenues. Revenues were $36.1 million in the year ended December 31, 2000 compared to $25.7 million in the year ended December 31, 1999, an increase of $10.4 million or 40.5%. Substantially all of this increase was attributable to our OSV fleet which operated at substantially higher dayrates in 2000 than in 1999.

     Revenues from our OSV segment totaled $19.6 million in 2000 compared to $9.5 million in 1999, an increase of $10.1 million or 106.3%. The increase in our revenues in 2000 reflected the continued growth of our OSV fleet through the construction of six new OSVs, five of which were delivered at various points during 1999 and one of which was delivered in early 2000.

     In addition to the impact of new vessel deliveries, average dayrates in 2000 were $8,435 as compared to $6,724 in 1999, an increase of $1,711 per day or 25.4%. This increase reflected the continuing increase in demand for OSVs to support deepwater oil and gas exploration, drilling and production in the Gulf of Mexico, combined with the higher dayrates attributable to two

240 Class vessels entering the fleet in late 1999 and early 2000. Our average utilization rate was approximately 93% in each year.

     Revenues from our tug and tank barge segment totaled $16.5 million in 2000 compared to $16.2 million in 1999, an increase of $0.3 million or 1.9%. Our utilization rate decreased to 71.4% in 2000 from 73.9% in 1999, primarily due to the removal of vessels from service for scheduled maintenance. Although vessel utilization decreased, our average dayrate increased to $8,982 in 2000 from $8,482 in 1999, an increase of $500 per day worked or 5.9%.

     Operating Expense. Our operating expense, including depreciation and amortization, increased from $16.9 million in 1999 to $20.4 million in 2000, an increase of $3.5 million or 20.7%. Daily operating expenses per vessel in both the OSV segment and the tug and tank barge segment remained fairly constant. Changes in operating expenses resulted primarily from changes in the number of vessels operating in the fleet and fluctuations in direct costs of sales that are either reimbursed by customers or absorbed as an operating expense for the vessel.

     Operating expense for our OSV segment increased $4.0 million in 2000 to $9.3 million compared to $5.3 million in 1999. This increase resulted from the inclusion in 2000 of vessels added to our fleet at various times in 1999 and early 2000.

     Operating expense for our tug and tank barge segment decreased $0.9 million or 7.5% in 2000 to $11.1 million compared to $12.0 million in 1999. The operating expense reduction was the result of changing certain contracts from contracts of affreightment to time charters for three tows and having fewer overall contracts of affreightment and more time charters. The result was a daily operating cost of $4,340 per day in 2000 compared to $4,648 per day in 1999, a decrease of $308 per day or 6.6%.

     General and Administrative Expense. Our general and administrative expense was $3.4 million in 2000 compared to $2.9 million in 1999, an increase of $0.5 million or 17.2%. This increase primarily resulted from an increase in shore-based personnel and associated compensation costs as OSV fleet operations expanded and increased accruals under our profit-based incentive bonus compensation program as our profitability increased.

     Interest Expense. Interest expense from debt obligations was $8.2 million in 2000 compared to $5.3 million in 1999, an increase of $2.9 million or 54.7%. Interest expense from debt obligations increased as vessels were delivered in 1998, 1999 and 2000 due to conversion from construction interest, which was capitalized, to interest expense under term financing. The financing of the HOS Deepwater and the HOS Cornerstone under one of our former credit facilities increased our debt balances, leading to increased interest expense.

     Non cash adjustments to interest expense resulting from fair value adjustments to warrants was $7,262 in 2000 compared to $2,262 in 1999 representing a $5,000 increase or 221.0%.

     Income Tax Expense. Our effective income tax provision for 2000 compared to 1999 was higher primarily due to the impact of non-deductible interest expense resulting from fair value adjustments to warrants with put options, which was $5,000 higher in 2000 than 1999.

LIQUIDITY AND CAPITAL RESOURCES

     We need capital to fund ongoing operations, capital expenditures for the construction of new vessels, acquisitions and debt service. We have historically financed our capital needs with cash flow from operations, issuances of equity and debt securities and borrowings under our credit facilities.

     Net cash provided by operating activities was $1.9 million in 1999, $5.7 million in 2000, $33.3 million in 2001 and $1.0 million for the first three months of 2002. Changes in cash flow from operating activities are principally the result of higher income from operations after considering increases in depreciation and amortization due to the significant expansion of our vessel fleet, offset by changes in our net working capital, including a $5.1 million decrease in accrued interest expense related to our senior notes.

     Net cash used in investing activities was $42.3 million in 1999, $15.3 million in 2000, $88.3 million in 2001 and $11.8 million for the first three months of 2002. Net cash used in investing activities was primarily the result of new vessel construction and acquisitions. Also included in these invested cash amounts are drydocking expenditures of $1.0 million in 1999 and $1.7 million in both 2000 and 2001, which were predominately related to recertification of vessels not recently acquired, and of $0.5 million in the first three months of 2002, which were related to recertification of vessels acquired on May 31, 2001.

     Net cash provided by financing activities was $43.4 million in 1999, $36.4 million in 2000 and $75.2 million in 2001 and $0.1 million in the first three months of 2002. Net cash provided by financing activities was primarily the result of issuances of equity and senior notes and borrowings under our former credit facilities offset in part by the repayment in full of such credit facilities.

     On December 31, 2001, two of our subsidiaries, Hornbeck Offshore Services, LLC and Hornbeck Offshore Transportation, LLC (formerly known as LEEVAC Marine,
LLC), entered into a new $50.0 million three-year senior secured revolving line of credit. Pursuant to the terms of the revolver, our borrowings under this facility will initially be limited to $25.0 million unless we have obtained the lender's concurrence to borrow in excess of $25.0 million and are in compliance with the terms of the indenture governing our senior notes with respect to the incurrence of additional indebtedness. Borrowings under the revolver accrue interest, at our option, at either (i) the prime rate announced by Citibank, N.A. in New York, plus a margin of 0.0% to 1.0%, or (ii) the London Interbank Offered Rate, plus a margin of 1.75% to 3.00%. We are also required to pay a commitment fee on available but unused amounts ranging from 0.250% to 0.375%. The interest rate margin and commitment fee are based on our leverage ratio, as defined in the agreement governing the revolver. We can use the amounts we draw under the revolver for working capital purposes, acquisitions and vessel construction. On February 25, 2002, the revolver was collateralized by four of our OSVs and four of our ocean-going tugs with an aggregate orderly liquidation value of approximately $75.0 million. We have guaranteed the obligations of Hornbeck Offshore Services, LLC and Hornbeck Offshore Transportation, LLC under the revolver. To date, we have made no borrowings under the revolver.

     On July 24, 2001, we issued $175.0 million in principal of 10 5/8% Series A senior notes due 2008. We realized net proceeds of $165.0 million, a substantial portion of which was used to repay and extinguish our outstanding indebtedness under our then existing credit facilities, which were terminated. On January 18, 2002, all of the Series A senior notes were exchanged for a like principal amount of our 10 5/8% Series B senior notes due 2008, which are identical in all material respects to the form and terms of the Series A senior notes, except that the offering of the Series B senior notes was registered under the Securities Act of 1933. We did not receive any proceeds from the exchange offer. At March 31, 2002, we had outstanding debt of $172.1 million, net of original issue discount, under the 10 5/8% senior notes.

     Interest on the 10 5/8% senior notes is payable semi-annually on February 1 and August 1. The 10 5/8% senior notes do not require any payments of principal prior to their stated maturity on August 1, 2008. We are required to make offers to purchase the 10 5/8% senior notes upon the occurrence of certain events, such as asset sales where the proceeds are not reinvested timely or a change in control.

     The 10 5/8% senior notes are general unsecured obligations and rank equally in right of payment with all our existing and future unsecured senior indebtedness and senior to all our future subordinated indebtedness. Our payment obligations under the 10 5/8% senior notes are fully and unconditionally guaranteed on a senior unsecured basis by all our present and future significant subsidiaries on a joint and several basis.

     The agreement governing the revolver and the indenture under which the 10 5/8% senior notes were issued impose operating and financial restrictions on us. Such restrictions affect, and in many cases limit or prohibit, among other things, our ability to incur additional indebtedness, make capital expenditures, redeem equity, create liens, sell assets and make dividends or other payments.

     During 2001, we expended approximately $88.3 million for vessel construction, the Spentonbush/Red Star Group acquisition (including drydocking expenses incurred with respect to such vessels during 2001) and the acquisition of the Energy Service 9001, formerly known as the M/V W.K. McWilliams, Jr. During the three months ended March 31, 2002, we expended approximately $9.9 million for new vessel construction. As of March 31, 2002, we had cash of approximately $42.5 million and working capital of approximately $45.0 million. As of March 31, 2002, we were committed under vessel construction contracts to complete construction of three OSVs. The amount expected to be expended to complete construction of these vessels was approximately $17.3 million as of March 31, 2002, which becomes due at various dates through 2002. In addition, we expect to expend approximately $8.0 million during 2002 for drydocking expenses related to recertification of vessels and other maintenance capital expenditures. During the three months ended March 31, 2002, we expended approximately $0.9 million for drydocking-related expenses for vessels, of which $0.4 million was accounted for as deferred charges and $0.5 million was accounted for as an addition to property, plant and equipment relating to costs incurred for the recertification of acquired vessels that are drydocked within the first 12 months immediately following the acquisition of such vessels. Under our accounting policy, we generally capitalize drydocking expenditures related to vessel recertification to deferred charges and amortize the amount over 30 or 60 months, while routine repairs and maintenance are expensed as incurred. Major replacements and improvements which extend the useful life or functional operating capability are capitalized and depreciated over the vessels remaining economic useful life. During the three months ended March 31, 2002, we also expended approximately $0.4 million for miscellaneous other additions to property, plant and equipment.

     On May 1, 2002, one of our subsidiaries, Hornbeck Offshore Services, LLC, signed a definitive agreement with LEEVAC Industries, LLC for the construction of the first four vessels of our recently announced newbuild program discussed in the section entitled "Prospectus Summary -- Hornbeck Offshore Services,
Inc. -- Recent Developments." Our current and past contracts with LEEVAC Industries were entered into following a competitive bidding process. In connection with our contract with LEEVAC Industries relating to the construction of the first four vessels under our current newbuild program, we received a favorable fairness opinion from an independent appraiser with respect to the terms of the transaction. Aggregate costs for the construction of those vessels, before allocation of construction period interest, are expected to be approximately $53.0 million, which becomes due at various dates through 2003. We plan to fund these costs with a portion of the proceeds we receive from this offering.

     We believe that cash on hand, cash generated from operations and the proceeds of this offering will provide sufficient funds for the construction of additional OSVs under our newbuild program discussed above and to satisfy debt service and working capital requirements. Any excess funds will be available to finance our strategy, which includes expanding our fleet through the construction or acquisition of additional, or the retrofit of existing OSVs, tugs and tank barges as needed to take advantage of the strong demand for such vessels. Depending on the market demand for OSVs, tugs and tank barges and consolidation opportunities that may arise, we may require additional debt or equity financing.

     As of December 31, 2001, we had federal net operating loss carryforwards of approximately $8.8 million available through 2017 to offset future taxable income. In addition, we expect our federal tax net operating losses to increase due to our use of accelerated tax depreciation with respect to new vessels. Our use of these net operating losses may be limited due to U.S. tax laws. Based on the age and composition of our current fleet, however, we expect to pay a lower than normal amount of federal income taxes over the next five years. See Note 8 to our Consolidated Financial Statements included in this prospectus.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

     The following table sets forth an aggregation of our contractual obligations and commercial commitments as of March 31, 2002, in thousands of dollars.

                                         LESS THAN                           AFTER 5
CONTRACTUAL OBLIGATIONS        TOTAL      1 YEAR     1-3 YEARS   4-5 YEARS    YEARS
-----------------------        -----     ---------   ---------   ---------   -------
Long-Term Debt(1)...........  $172,110    $    --      $ --        $ --      $172,110
Operating Leases............     1,298        578       684          36            --
Construction
  Commitments(2)............    16,633     16,633        --          --            --
                              --------    -------      ----        ----      --------
  Total Contractual Cash
     Obligations............  $190,041    $17,211      $684        $ 36      $172,110
                              ========    =======      ====        ====      ========

---------------

(1) Net of original issue discount of $2,890.

(2) In April 2002, our board of directors approved a newbuild program for the construction of eight additional deepwater OSVs. On May 1, 2002, we signed a definitive agreement with a shipyard for the construction of the first four vessels of this program, each of which will be a 240ED Class vessel. We presently anticipate delivery of all four vessels between June and December 2003. Aggregate construction costs for the four vessels, before allocation of construction period interest, are expected to be approximately $53.0 million. We plan to fund these costs with a portion of the proceeds from this offering. We are currently seeking construction bids from shipyards for the last four vessels of this program. The cost of those last four vessels is not included in the table above. See Note 10 to our consolidated financial statements for further discussion of these commitments.

INFLATION

     To date, general inflationary trends have not had a material effect on our operating revenues or expenses.

RECENT ACCOUNTING PRONOUNCEMENTS

     In early 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." It is effective for fiscal years beginning after December 15, 1998 and requires costs of start-up activities and organization costs to be expensed as incurred. The unamortized costs of this nature were written off and reflected as a cumulative effect of a change in accounting principle during 1999.

     Effective January 1, 2001, we adopted Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The adoption did not have an impact on our financial position as we have not entered into any derivative instruments.

     In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. The purchase method of accounting is required to be used for all business combinations initiated after June 30, 2001. SFAS 141 also requires separate recognition of intangible assets that meet certain criteria.

     Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed for impairment annually, or more frequently if circumstances indicate potential impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. For goodwill and indefinite-lived intangible assets acquired prior to July 1, 2001, goodwill continued to be amortized through 2001 at which time amortization ceased and a transitional goodwill impairment test was performed. Any impairment charges resulting from the initial application of the new rules will be classified as a cumulative change in accounting principle. The initial transition evaluation was completed by June 30, 2002, which is within the six month transition period allowed by the new standard. The Company's goodwill balances were determined not to be impaired. Goodwill amortization for each of the years ended December 31, 1999, 2000 and 2001 was $126.

     In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires recording the fair value of a liability for an asset retirement obligation in the period incurred. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier application permitted. Upon adoption of SFAS 143, we will be required to use a cumulative effect approach to recognize transition amounts for any existing retirement obligation liabilities, asset retirement costs and accumulated depreciation. We do not have any asset retirement obligations; therefore, adoption of this statement will not have any effect on our financial statements.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 144 also supersedes certain aspects of APB 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be reported in discontinued operations in the period incurred rather than as of the measurement date as presently required by APB 30. The provisions of SFAS 144 are required to be applied for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement is not expected to have any effect on our financial statements.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 requires that gains or losses recorded from the extinguishment of debt that do not meet the criteria of APB Opinion No. 30 should not be presented as extraordinary items. This statement is effective for fiscal years beginning after May 15, 2002 as it relates to the reissued FASB Statement No. 4, with earlier application permitted. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB 30 for classification as an extraordinary item should be reclassified. The company has elected not to adopt this SFAS early. Accordingly, the losses on extinguishment of debt incurred in 2001 remain classified as an extraordinary item in our accompanying statement of operations.

CHANGE IN INDEPENDENT PUBLIC ACCOUNTANTS AND AUDITORS

     Effective June 24, 2002, we dismissed Arthur Andersen LLP as our independent public accountants and auditors and engaged Ernst & Young LLP as our new independent public accountants and auditors. The decision to change the Company's independent public accountants and auditors was approved by our board of directors upon the recommendation of its audit committee.

     Arthur Andersen's reports on our consolidated financial statements for the years ended December 31, 2001 and 2000, respectively, did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during the two years ended December 31, 2001 and the subsequent interim period preceding the decision to change independent public accountants and auditors, there was no disagreement with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Arthur Andersen, would have caused it to make a reference to the subject matter of the disagreement in connection with its reports covering such periods, and there were no other events relating to Arthur Andersen's service as our independent public accountants and auditors that would have required disclosure under applicable Commission regulations.

     We did not consult Ernst & Young LLP on any financial or accounting reporting matters in the period prior to its appointment.

                                    BUSINESS

GENERAL

     We are a leading owner and operator of deepwater-capable offshore supply vessels serving the offshore oil and gas industry. In 1997, we commenced a growth-oriented newbuild program using our proprietary deepwater-OSV designs. We currently operate a fleet of 11 deepwater OSVs in the Gulf of Mexico with an average age of approximately two years. We have 10 additional deepwater OSVs planned or under construction. Upon completion of this offering, we will be the only publicly-traded company with a significant concentration of purpose-built, deepwater OSVs in the Gulf of Mexico.

     Demand for our OSV services is primarily driven by deepwater drilling and production activity. In the late-1990s, we identified a significant opportunity in and developed a plan to exploit the emerging interest in deepwater exploration and production in the Gulf of Mexico. Since then, the deepwater Gulf of Mexico has become an increasingly active oil and natural gas producing region. According to the Minerals Management Service, in 2001, the deepwater accounted for approximately 59% of total Gulf of Mexico oil production and 23% of total Gulf of Mexico natural gas production. Successful exploration and development in deepwater areas requires a new generation of expensive drilling rigs and production platforms and other advanced drilling and production technology. We believe that these expensive projects are served most effectively by a new generation of deepwater OSVs capable of supporting day-to-day operations in a manner that minimizes costly downtime in terms of both drilling rig dayrates and lost oil and natural gas production.

     We believe that the existing fleet of conventional, 180' OSVs working in shallow water areas, such as the continental shelf of the Gulf of Mexico, is not capable of operating effectively in the deepwater market due to insufficient cargo capacity and lack of dynamic positioning capability. Dynamic positioning allows a vessel to maintain position without the use of anchors through a sophisticated, computerized system. Since 1997, we have assembled a core team of naval architects and other marine professionals to design and operate a new class of OSVs that specifically address the challenges of deepwater operations. All of our deepwater OSVs have been built based on the proprietary designs and to the specifications of our in-house design team. As a result, all of our deepwater OSVs have enhanced capabilities that allow them to be used effectively in all stages of a deepwater project and for specialty services. Although we currently operate exclusively in the Gulf of Mexico, our OSVs are capable of operating in all deepwater regions around the world.

     We are also a leading provider of marine transportation services to the energy industry in the northeastern United States and Puerto Rico. We own and operate a fleet of 13 ocean-going tugs, 16 ocean-going tank barges and one coastwise tanker. We believe our tug and tank barge business complements our OSV business, provides additional revenue and geographic diversification and allows us to offer another line of services to integrated oil and gas companies. Demand for our tug and tank barge services is driven by the consumption of refined petroleum products.

OFFSHORE SUPPLY VESSELS

  THE OSV INDUSTRY

     Offshore supply vessels serve exploratory and developmental drilling rigs and production facilities and support offshore construction and subsea maintenance activities. OSVs differ from other types of marine vessels in their cargo carrying flexibility and capacity. In addition to transporting deck cargo, such as pipe or drummed material and equipment, OSVs transport liquid mud, potable and drilling water, diesel fuel and dry bulk cement.

     In general, demand for OSVs is primarily related to the level of drilling activity, which can be influenced by a number of factors, including oil and natural gas prices and drilling budgets of exploration and production companies. As a result, utilization and dayrates are directly related to oil and natural gas prices and drilling activity. However, dayrates and utilization in deepwater regions are less sensitive to short-term commodity price fluctuations due to the long-term nature of deepwater projects.

     The Gulf of Mexico is a critical oil and natural gas supply basin for the United States, accounting for 20% and 26%, respectively, of total U.S. oil and natural gas production in 2001. Offshore oil and natural gas activity in the Gulf of Mexico is bifurcated between the shallow water, or continental shelf, and deepwater regions. Each region has distinct characteristics both in terms of oil and natural gas exploration, development and production activities and OSV requirements.

     The continental shelf of the Gulf of Mexico is a mature producing region with hydrocarbon reserves that demonstrate increasingly rapid production decline rates. While significant infrastructure exists in this region and oil and natural gas exploration, development and production activities are less costly than in the deepwater, drilling activity is more sensitive to fluctuations in commodity prices, particularly the price of natural gas. Decreases in oil and natural gas prices generally result in reduced offshore drilling activity and lower demand for OSV services in the shallow water areas of the Gulf of Mexico as low commodity prices undermine the economic viability of these projects. This causes a corresponding decline in dayrates for and utilization of OSVs that operate in this region.

     By contrast, the deepwater region of the Gulf of Mexico, which is generally defined as water depths between 1,000 and 5,000 feet, is an emerging market with many unexplored areas of potential oil and natural gas reserves and is an increasingly important source of oil and natural gas production. From 1990 to 2001, production in the deepwater Gulf of Mexico increased from 4% to 59% of total Gulf of Mexico oil production and from 1% to 23% of total Gulf of Mexico natural gas production. The relatively large capital commitments, long lead times and investment horizons associated with deepwater exploration, development and production activities make it less likely that an oil and gas company will abandon a deepwater project upon a short-term decline in oil or natural gas prices. This is particularly true in the ultra-deepwater, which is generally defined as water depths in excess of 5,000 feet. As a result, despite recent fluctuations in commodity prices, the active Gulf of Mexico OSV fleet operating in the deepwater and ultra-deepwater regions continues to operate at nearly 100% utilization at dayrates that have remained stable.

     According to Offshore Marine Services Association, the U.S.-flagged OSV fleet totaled 338 vessels as of May 1, 2002, substantially all of which were located in the Gulf of Mexico. Of this total, approximately 248, or 73% are conventional, 180' OSVs that were operating primarily on the continental shelf. Approximately 90 are deepwater capable and were operating primarily in the deepwater Gulf of Mexico. Of the conventional OSV fleet, 95 were cold-stacked. Vessels that are cold stacked have generally been removed from active service by the operator due to lack of demand. In contrast, no deepwater OSVs were cold-stacked at that time.

  THE MARKET FOR DEEPWATER OSVS

     Deepwater drilling, exploration and production activities require specialized equipment and higher volumes of supplies to meet the more difficult operating environment that characterizes the deepwater region. To accommodate operations in this environment and meet customer demands, deepwater OSVs, including our entire OSV fleet, are designed with larger capacities, including greater liquid mud and dry bulk cement capacities, as well as larger areas of open deck space, and longer ranges than conventional OSVs. In addition, drilling rigs and OSVs operating in deepwater environments generally require dynamic positioning, or anchorless station-keeping, capability to enable continued operation in adverse weather conditions. For safety reasons, customers do not allow OSVs to tie up to deepwater installations. We believe that vessels in the existing fleet of conventional OSVs, substantially all of which lack dynamic positioning capability and sufficient on-deck or below-deck cargo capacity, are not capable of operating effectively or economically in the deepwater market.

     Recent deepwater discoveries of deepwater fields in the Gulf of Mexico have resulted in increased developmental and exploratory drilling activities. Of the 86 deepwater Gulf of Mexico fields discovered to date, 56 fields had begun production by the end of June 2002. Moreover, utilization rates for deepwater OSVs in the Gulf of Mexico have averaged nearly 100% over the last two years compared to an average utilization rate for the conventional OSV fleet of approximately 75% over the same period. Given the recent and expected deepwater activity, we believe that the supply of OSVs, including vessels currently available and vessels being constructed under announced construction plans, is insufficient to meet demand for such vessels. Furthermore, although U.S.-flagged vessels operating in overseas locations may be remobilized to the Gulf of Mexico, we believe it is unlikely that any such remobilization would have a significant impact on the supply of deepwater OSVs in the near future. With the existing deepwater fleet operating near full capacity, this demand is most likely to be met through new construction of deepwater OSVs.

  OUR OSV BUSINESS

     We currently own and operate a fleet of 11 deepwater OSVs, have 10 deepwater OSVs planned or under construction. Our in-house engineering team designed our fleet of OSVs specifically to meet the demands of deepwater regions. Where appropriate, we work closely with potential charterers to design vessels specifically to meet their anticipated needs, particularly when the charterer will operate a deepwater project that could have a duration of more than 20 years and require expenditures exceeding $1 billion. Our vessels have two to three times the dry bulk capacity and deck space, three to 10 times the liquid mud capacity and two to four times the deck tonnage compared to conventional, 180' OSVs, which are used primarily on the continental shelf. Our advanced cargo handling systems allow for dry bulk and liquid cargoes to be loaded and unloaded three times faster, while the solid state controls of our engines typically result in a 20% greater fuel efficiency than vessels powered by conventional engines. In addition, we believe that the superior capabilities of our deepwater OSVs allow them to earn higher average dayrates and utilization rates than those generated by our peers.

     All of our OSVs are equipped with advanced dynamic positioning systems which allow our vessels to maintain position within a minimal variance. The unique hull design and integrated rudder and thruster system of our OSVs provide for a more manageable vessel. Our OSVs have been designed with state-of-the-art lifesaving monitoring, emergency power, fire-alarm and fire suppression systems and systems monitoring equipment. These vessels also have double-bottomed and double-sided hulls that minimize the environmental impact of hull penetrations, solid state control that minimizes visible soot and polluting gases and zero discharge sewage and waste systems that minimize the impact on marine environments. Although we currently operate exclusively in the Gulf of Mexico, our vessels are capable of operating in deepwater regions around the world and all of our vessels are either fully SOLAS (Safety of Life at Sea) certified or SOLAS ready. SOLAS is the international convention that regulates the technical characteristics of vessels for purposes of ensuring international standards of safety for vessels engaged in commerce between international ports.

     We designed our OSVs to support certain specialty services, including well stimulation, remotely operated vehicles, or ROVs, used in oilfield subsea construction and maintenance, underwater inspections, marine seismic operations, and certain non-energy applications such as fiber optics cable installation. We design our OSVs to include such characteristics as maneuverability, fuel efficiency and firefighting capacity, which strengthens demand for their use in specialty situations. Two of our vessels, the HOS Innovator and the HOS Dominator, currently provide ROV subsea construction and maintenance support under three-year contracts with a large oilfield service company. The BJ Blue Ray operates under a five-year contract to support well stimulation services for another large oilfield service company.

     The following table provides information, as of July 1, 2002, regarding our existing fleet of deepwater OSVs, as well as those we currently have under construction.

                            OFFSHORE SUPPLY VESSELS

                               CURRENT SERVICE                             BRAKE
NAME                   CLASS       FUNCTION         DATE IN SERVICE      HORSEPOWER
----                   -----   ---------------      ---------------      ----------
HOS Crossfire........  200     Supply             November 1998            4,000
HOS Super H..........  200     Supply             January 1999             4,000
HOS Brigadoon........  200     Supply             March 1999               4,000
HOS Thunderfoot......  200     Supply             May 1999                 4,000
HOS Dakota...........  200     Supply             June 1999                4,000
HOS Deepwater........  240     Supply             November 1999            4,500
HOS Cornerstone......  240     Supply             March 2000               4,500
HOS Innovator........  240E    ROV Support        April 2001               4,500
BJ Blue Ray..........  265     Well Stimulation   November 2001            6,700
HOS Dominator........  240E    ROV Support        February 2002            4,500
HOS Brimstone........  265     Supply             June 2002                6,700
HOS Sandstorm........  265     TBD                August 2002 (Est.)       6,700
HOS Stormridge.......  265     TBD                August 2002 (Est.)       6,700
Hull No LI-333.......  240ED   TBD                June 2003 (Est.)         5,150
Hull No. LI-334......  240ED   TBD                August 2003 (Est.)       5,150
Hull No. LI-335......  240ED   TBD                October 2003 (Est.)      5,150
Hull No. LI-336......  240ED   TBD                December 2003 (Est.)     5,150

---------------

TBD: to be determined

     The table above does not contain any information with respect to the four additional OSVs for which we are presently seeking construction bids from shipyards in connection with our current newbuild program.

     We have designed five distinct classes of OSVs to meet the diverse needs of the offshore oil and gas industry. The following table provides a comparison of certain specifications and capabilities of our deepwater and ultra-deepwater OSVs to conventional, 180' OSVs used primarily in shallow water.

                                                                              HORNBECK
                               CONVENTIONAL   ------------------------------------------------------------------------
                               180' OSV(1)     200 CLASS      240 CLASS      240E CLASS    240ED CLASS     265 CLASS
                               ------------    ---------      ---------      ----------    -----------     ---------
SIZE
  Class length overall
    (ft.)....................        180               200            240           240            240             265
  Breadth (ft.)..............         40                54             54            54             54              60
  Depth (ft.)................         14                18             18            18             20              22
  Maximum draft (ft.)........         12                13             13            13           14.5              16
  Deadweight (long tons).....        950             1,750          2,250         2,380          2,850           3,756
  Clear deck area (sq.
    ft.).....................      3,450             6,580          8,836         8,100          8,100           9,212
CAPACITY
  Fuel capacity (gallons)....     79,400            90,000        151,800       135,100        104,210         151,800
  Fuel pumping rate (gallons
    per minute)..............        275               550            550           550            550             550
  Drill water capacity (cu.
    ft.).....................    141,000           240,000        240,000       280,000        311,772         332,500
  Dry bulk capacity (cu.
    ft.).....................      4,000             7,000          8,400         8,400          6,680          10,800
  Liquid mud capacity
    (barrels)................      1,200             3,640          6,475         6,450          8,316          10,500
  Liquid mud pumping rate
    (gallons per minute).....        250               550            550           550            550             550
  Potable water capacity
    (gallons)................     11,500            52,200         52,200        39,000         30,400          52,200
MACHINERY
  Main engines (horsepower)..      2,250             4,000          4,500         4,500          4,500           6,700
  Auxiliaries (number).......          2                 3              3             3              3               3
  Total rating (kw)..........        270               750            750           750            750           1,000
  Bow thruster (horsepower)..        325               800          1,600         1,600          1,600           2,400
    Type.....................      Fixed      Controllable   Controllable   Controllable   Controllable   Controllable
                                   pitch             pitch          pitch         pitch          pitch           pitch
  Stern thruster
    (horsepower).............        N/A               N/A            800           800            800           1,600
    Type.....................        N/A               N/A   Controllable   Controllable   Controllable   Controllable
                                                                    pitch         pitch          pitch           pitch
  Fire fighting (gallons per
    minute)..................      1,000             1,250          2,700         2,700          2,700           2,700
  Dynamic positioning(2).....        N/A               DP1          DP1/2           DP2            DP2           DP2/3
CREW REQUIREMENTS
  Number of personnel(3).....          5                 5              5             6              6               7

---------------

(1) Statistics are for a typical 180' class vessel. Actual specifications and capabilities may vary from vessel to vessel.

(2) Dynamic positioning permits a vessel to maintain position without the use of anchors. The numbers "1," "2" and "3" refer to increasing levels of technical sophistication and system redundancy features.

(3) Regulatory manning requirements; depending on the services provided, operators may man vessels with more crew than required by regulations.

TUGS AND TANK BARGES

  THE TUG AND TANK BARGE INDUSTRY

     Petroleum products are transported in the northeastern United States through a vast network of refineries, terminals, tankers and pipelines. We believe, based upon our analysis of the industry, that approximately 1.2 million barrels of petroleum products are transported each day by tank barges operating in the coastwise trade in this region. Tugs and tank barges are also used to transport petroleum products in Puerto Rico and other Caribbean islands.

     Demand for tug and tank barge services in the northeastern United States is primarily driven by population growth, the strength of the U.S. economy and changes in weather and transportation patterns that affect consumption of heating oil, gasoline, diesel and jet fuel. The tank barge market in general is marked by steady demand and we believe that demand for refined petroleum products and crude oil will remain steady in the foreseeable future.

     The largest single market in the northeastern United States is New York Harbor. Imported petroleum products are primarily delivered to New York Harbor as it has the capacity to receive products in cargo lots of 50,000 tons or more per tanker. By contrast, draft limitations in most New England ports and drawbridge limitations in Boston and Portland, Maine limit the average cargo carrying capacity of direct imports into many of the largest New England ports to about 30,000 tons per tanker. As a result, ships importing directly into New England must frequently discharge in multiple ports or terminals or transfer cargoes to tank barges, involving more time and cost. As existing tankers are retired, they are typically replaced by larger tankers. As larger petroleum tankers are being built, we believe that direct delivery into New York Harbor with onward barging to New England, the Hudson River and Long Island will increase.

     We also believe that demand for barging services will increase as larger oil tankers are built to replace oil tankers removed from service due to mandates under the Oil Pollution Act of 1990, or OPA 90. These larger-sized tankers are being built to facilitate the importation of crude oil and petroleum products into the United States, which is expected to grow at compound annual growth rates of 1.7% and 4.9%, respectively, through 2020, according to the Energy Information Agency. These larger tankers will require lightering services provided by tugs and tank barges.

     In addition, OPA 90 has imposed significant limits on the service lives and capacity of most existing tank barges. Based upon our analysis of the industry, we believe that at the time OPA 90 was passed, approximately 50% of the U.S. flagged tanker and tank barge fleet in the northeastern United States affected by OPA 90 was required to be retired or substantially reconstructed by December 31, 2004. Based on the remaining lives of the majority of our tank barge fleet under OPA 90, we believe we are well positioned to obtain additional customers in the northeastern United States as currently available capacity is required to be removed from service or substantially reconstructed.

  OUR TUG AND TANK BARGE BUSINESS

     We own and operate a fleet of 13 ocean-going tugs, 16 ocean-going tank barges, one of which has been bareboat chartered to a third party, and one coastwise tanker. Generally, a tug and tank barge work together as a "tow" to transport refined or bunker grade petroleum products. Our tank barges carry petroleum products that are typically characterized as either "clean" or "dirty" along the upper east coast of the United States, the coast of Puerto Rico and in the Caribbean. Clean products are primarily gasoline, home heating oil, diesel fuel and jet fuel. Dirty products are mainly crude oils, residual crudes and feedstocks, heavy fuel oils and asphalts.

     Our tugs and tank barges serve the northeastern U.S. coast, primarily New York Harbor, by transporting both clean and dirty petroleum products to and from refineries and distribution terminals. Our tugs and tank barges also transport both clean and dirty petroleum products from refineries and distribution terminals to the Puerto Rico Electric Power Authority and to utilities located on other Caribbean islands. In addition, we provide ship lightering, bunkering and docking services in these markets and are well positioned to provide such services to the new tankers that are too large to make direct deliveries to distribution terminals and refineries.

     On May 31, 2001, we acquired nine ocean-going tugs and nine ocean-going tank barges from the Spentonbush/Red Star Group, composed of certain affiliates of Amerada Hess, as well as the business related to these tugs and tank barges, greatly expanding our capacity in the northeastern United States and increasing our market share of the coastwise trade on the U.S. upper east coast. As part of the acquisition, Amerada Hess entered into a long-term contract of affreightment with us pursuant to which Amerada Hess has committed to use us as its exclusive marine logistics provider and transporter of liquid petroleum products in the northeastern United States. Under this contract, Amerada Hess has committed to ship a minimum of 45 million barrels annually for an initial period from June 1, 2001 through March 31, 2006 with options to renew for subsequent periods. Also under the contract, we have the opportunity, on a reasonable commercial efforts basis, to coordinate the marine logistics for Amerada Hess in the southeastern United States, subject to Amerada Hess's right to cancel within 30 days after December 31 of each year of the contract.

     The contract of affreightment will provide us with a significant source of revenues over the life of the contract. Our contract of affreightment allows Amerada Hess to reduce its minimum annual cargo volume commitment subject to a significant adjustment penalty. If Amerada Hess does not transport volumes as contemplated under the contract, we believe that we would be able to replace such volumes through other customers.

     The following tables provide information, as of July 1, 2002, regarding the tugs, tank barges and the coastwise tanker we own.

                                OCEAN-GOING TUGS

                                  GROSS                                   BRAKE
NAME                             TONNAGE   LENGTH (FEET)   YEAR BUILT   HORSEPOWER
----                             -------   -------------   ----------   ----------
Ponce Service..................    190          107           1970        4,200
Caribe Service.................    194          111           1970        4,200
Atlantic Service...............    198          105           1978        4,000
Brooklyn Service...............    198          105           1975        4,000
Gulf Service...................    198          126           1979        4,000
Tradewind Service..............    183          105           1975        3,000
Yabucoa Service................    183          105           1975        3,000
Spartan Service................    126          102           1978        3,000
Sea Service....................    173          109           1975        2,820
Port Service...................    198           95           1957        2,300
North Service..................    187          100           1978        2,200
Bay Ridge Service..............    194          100           1981        2,000
Stapleton Service..............    146           78           1966        1,530

                  OCEAN-GOING TANK BARGES AND COASTWISE TANKER

                                      BARREL                                 OPA 90
NAME                                 CAPACITY   LENGTH (FEET)   YEAR BUILT   DATE(1)
----                                 --------   -------------   ----------   -------
Ocean-Going Tank Barges:
Energy 11101.......................  111,844         420           1979       2009
Energy 11102.......................  111,844         420           1979       2009
Energy 9801........................   97,432         390           1967       2004
Energy 9501........................   94,442         346           1972       2004
Energy 8701........................   86,454         360           1976       2004
Energy 7001........................   72,016         300           1977       2015
Energy 7002........................   72,693         351           1971       2015
Energy 6501........................   63,875         300           1974       2015
Energy 6502........................   64,317         300           1980       2015
Energy 6503........................   65,145         327           1988       2015
Energy 6504........................   66,333         305           1958       2015
Energy 6505........................   65,710         328           1978       2015
Energy 5501........................   57,848         341           1969       2015
Energy 5502........................   55,761         309           1969       2015
Energy 2201........................   22,556         242           1973       2015
Energy 2202........................   22,457         242           1974       2015
Coastwise Tanker:
Energy Service 9001(2).............       --         402           1992        N/A

---------------

(1) For a discussion of OPA 90 see "-- Environmental and Other Governmental Regulations" below.

(2) This coastwise tanker, formerly known as the M/V W.K. McWilliams, Jr., was acquired on November 15, 2001 and is not currently certificated to transport petroleum products. Therefore, barrel capacity is not applicable to this vessel.

COMPETITIVE STRENGTHS

     Technologically Advanced Fleet of Deepwater OSVs. Our OSVs were designed with the operating specifications necessary for operations in deepwater regions and have significantly more capacity and operate more efficiently than conventional OSVs. In addition, we believe that safety is an increasingly important consideration for oil and gas operators due to the environmental and regulatory sensitivity associated with offshore drilling and production activity. While operators are especially concerned with a vessel's ability to avoid collisions with multi-million dollar drilling rigs or production platforms during adverse weather conditions, they are hesitant to stop operations in such conditions because of the high daily cost of halting a deepwater operation. Our vessels incorporate sophisticated technologies and are designed specifically to operate safely in the rougher seas in the deepwater Gulf of Mexico. These technologies include dynamic positioning, roll reduction, controllable pitch thrusters and our unique cargo handling systems, which permit high volume transfer rates of liquid mud and dry bulk. We believe that we earn higher average dayrates and utilization rates than those of our peers for the following reasons: the superior capabilities of our deepwater OSVs and the collaborative efforts of our in-house design team in providing marine engineering solutions to our customers.

     Young OSV Fleet. We believe that we operate the youngest fleet of OSVs in the Gulf of Mexico. While over 70% of the Gulf of Mexico OSV fleet is over 18 years old, the average age of our OSV fleet is approximately two years, and we have 10 additional deepwater OSVs currently planned or under construction. Newer vessels experience less downtime and require significantly less capital expenditures for scheduled drydockings and maintenance compared to older vessels. The average drydocking for recertification for one of our OSVs generally lasts five to 10 days in the shipyard and costs approximately $0.2 million. In contrast, the typical drydocking for recertification of a conventional, 180-foot OSVs may last 60 to 90 days in the shipyard and can cost as much as $1.5 million. We believe that our operation of new technologically advanced, deepwater OSVs gives us a competitive advantage in obtaining long-term contracts for our vessels and in attracting and retaining crews. Since we accepted delivery of our first OSV in November 1998, the average utilization rate for our OSVs has been approximately 95%. According to One Offshore, formerly Offshore Data Services, the Gulf of Mexico industry average was approximately 75% over the same time period, based on vessels available for service. We expect that our newer, larger, faster and more cost-efficient vessels will remain in high demand as deepwater exploration, development and production activity continues to increase globally.

     Leading Market Presence in Core Target Markets. We are the second largest operator of deepwater OSVs in the Gulf of Mexico. We have a larger presence in the deepwater Gulf of Mexico than any of our publicly traded competitors, with 11 OSVs. We will strengthen this position and our ability to serve other markets following delivery of the 10 deepwater OSVs we currently have planned or under construction. We operate the largest fleet of tugs and tank barges for the transportation of petroleum products in Puerto Rico and believe that we are also the fourth largest tank barge transporter of petroleum products in New York Harbor. Our offshore supply vessel and ocean-going tug and tank barge fleets also benefit from the restrictions of Section 27 of the Merchant Marine Act of 1920, commonly referred to as the Jones Act, which requires that vessels engaged in coastwise U.S. trade, including along the coast of Puerto Rico, be built in the United States, be U.S.-flagged and be owned and managed by U.S. citizens. This law effectively prohibits vessels that are either foreign-flagged or foreign-built, whether owned and operated by foreign or domestic companies, from operating in our market areas.

     Successful Track Record of Deepwater OSV Construction. Our management possesses significant naval architecture, marine engineering and shipyard experience. We believe we are unique in the manner in which we design our own OSVs and work closely with our contracted shipyards in their construction. In addition, we typically source and supply much of the owner-furnished equipment from vendors other than the shipyard, comprising a large portion of the aggregate cost of a vessel. This approach results in substantial cost savings by avoiding the shipyard's mark-up on such equipment and enabling us to qualify for volume discounts with our non-shipyard vendors. This approach also fosters direct relationships with the vendors of our major equipment systems, which enhances the level of service we receive from such vendors during the warranty period. We delivered our current fleet of 11 deepwater OSVs substantially on time and on budget. We believe that our history of delivering new vessels without significant delays provides us with a competitive advantage in obtaining contracts for our vessels prior to their actual delivery. The shipyard responsible for two of our OSVs currently under construction has notified us that delivery of these vessels will be delayed from their original delivery dates. We do not believe that such delays in the delivery of these vessels will have a material adverse effect on our financial condition and results of operations or ability to charter these OSVs prior to their delivery.

     Favorable OPA 90 Fleet Status. Based upon our analysis of the industry, we believe that at the time OPA 90 was passed, approximately 50% of the single hulled tank barge capacity serving the northeastern United States was required to be retired or substantially reconstructed before 2005. Eleven of our 16 tank barges are not required under OPA 90 to be retired or double hulled until 2015. Of the remainder, three are required to be retired or modified before 2005, and two in 2009. Our coastwise tanker, the Energy Service 9001, is not subject to OPA 90 retirement dates. Because most of our barges are not required to be double hulled until 2015, we believe we have

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a competitive advantage over operators with significant numbers of tank barges that must be retired or modified to add double hulls before that date.

     Long-Term Contracts and a Diversified Fleet. Currently, six of our 11 OSVs operate under long term contracts with expiration dates ranging from April 2003 to November 2006. These contracts generally provide for full year-round utilization, are based on dayrates with a built-in escalation clause and are exclusively dedicated to the charterer. We often receive more inquiries regarding the charter of our vessels than we have vessels to contract, allowing us to select our charterers carefully. We continue to experience high levels of inquiries as potential charterers have become aware of the capabilities and performance of our newly constructed OSVs. A majority of our tug and tank barge capacity is operating under a long-term contract of affreightment through at least November 2006. In addition, our long term contract with Amerada Hess, when coupled with our operation of tugs and tank barges in both the northeastern United States and Puerto Rico, provides revenue diversification to complement our OSV fleet. We also operate four of our tank barges in the Caribbean under contracts that have been renewed in each of the last three years. We believe that by having many of our vessels operating under long-term contracts, we have a competitive advantage because it provides us a stable base of revenue and cash flow throughout the energy service industry cycle, and enhances our ability to manage our long-term growth.

     Experienced Management Team with Proven Track Record. Our senior management team has an average of 21 years of domestic and international marine transportation industry-related experience. We believe that our team has successfully demonstrated its ability to grow our fleet through new construction and strategic acquisitions and to secure profitable contracts for our vessels in favorable and unfavorable market conditions. Moreover, our in-house engineering team enables us to design and manage our new vessel construction program, adapt our vessels for specialized purposes, oversee and manage the drydocking process and provide custom marine engineering solutions to our customers. We believe this will continue to result in a lower overall cost of ownership over the life of our vessels compared to our competitors, as well as a competitive advantage in securing contracts for our OSVs as the benefits of our proprietary designs and in-house engineering capabilities are recognized by our customers.

     Numerous Industry-Recognized Safety and Quality Certifications. As part of our commitment to quality and safety, we have pursued on a voluntary basis and have received certifications and classifications that are not generally held by other companies in our industry. We maintain ISO 9000 and ISO 14001 certifications for quality and environmental management, respectively, from the International Standards Organization with respect to the nine tugs and nine tank barges acquired from the Spentonbush/Red Star Group. Our other tugs and tank barges participate in the Responsible Carrier Program, developed by the American Waterways Operators to improve marine safety and environmental protection in the tank barge industry. We are the only OSV company operating in the Gulf of Mexico that is approved under the U.S. Coast Guard's Streamlined Inspection Program in which we and the Coast Guard cooperate to develop training, inspection and compliance processes, with our personnel conducting periodic examinations of vessel systems and taking corrective actions where necessary. Both of our principal office locations in Mandeville, Louisiana and Brooklyn, New York, as well as the majority of our vessels, including all of our OSVs and our tugs and tank barges acquired from the Spentonbush/ Red Star Group, are also certified under the International Safety Management Code, developed by the International Maritime Organization to provide internationally recognized standards for the safe management and operation of ships and for pollution prevention. Our OSVs are classed by the American Bureau of Shipping, which develops and verifies standards for the design, construction and operational maintenance of vessels and facilities. We believe that our numerous industry certifications are a competitive advantage given that safety is an increasingly important consideration for oil and gas operators due to the environmental and regulatory sensitivity associated with offshore drilling and production activity.

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OUR STRATEGY

     We recently adopted the following mission statement, which we believe summarizes our strategy: "Our mission is to be recognized as the energy industry's marine transportation and service company of choice for our customers, employees and investors through innovative, high quality, value-added business solutions delivered with enthusiasm, integrity and professionalism with the utmost regard for the safety of individuals and the protection of the environment." To implement our mission, we have developed a strategy including the following elements:

     Maintain Technologically Advanced Fleet. We designed our OSVs to meet the higher capacity and performance needs of our clients' drilling and production programs. We have accomplished this by building our deepwater OSVs with sophisticated propulsion and cargo handling systems, dynamic positioning capabilities and larger capacities. We are committed to applying existing or developing new technologies in each new vessel construction program in order to continue to improve our service offerings and meet the evolving needs of our customers.

     Maintain Strong Focus In Deepwater Regions. We intend to maintain our focus on operating high quality OSVs in deepwater regions. Oil and natural gas exploration and development activity in this region have increased recently as a result of several factors including world-class exploration potential, improvements in exploration and production technologies for deepwater projects, and slowing or declining production from onshore and shallow water fields. We believe that the deepwater regions worldwide will continue to be active areas for exploration and development in the foreseeable future, and that demand for our OSVs, which are uniquely equipped to serve the current and planned drilling programs in these markets, will continue to be strong.

     Expand Fleet Through Newbuilds And Selective Acquisitions. We plan to expand our fleet through construction of new vessels, including our recently announced eight-vessel newbuild program and strategic acquisitions. Market demand for vessels, including demand in international markets, will be the main determinant of the level and timing of construction of additional vessels. We believe that acquisition opportunities are likely to arise as consolidation in our industry continues. We intend to use our expertise and experience to evaluate strategic acquisitions where the opportunity exists to increase market share and create or enhance long-term client relationships. To date, we have completed four acquisitions involving ocean-going tugs and tank barges.

     Pursue Optimal Mix of Long-Term and Short-Term Contracts. We seek to balance our portfolio of charters with both long-term and short-term charters. Long-term contracts provide more predictable cash flow, and short-term charters may provide the opportunity to benefit from increasing dayrates. We intend to maintain a significant percentage of our assets working under long-term contracts, which results in high utilization rates and provides a stable cash flow base to manage debt obligations. The average initial term for our current OSV term contracts is approximately three years. Our contract of affreightment with Amerada Hess for the services of tugs and tank barges in the northeastern United States has an initial term of June 1, 2001 through March 31, 2006. All of our other tug and tank barge contracts typically have been renewed annually over the last several years.

     Continue To Leverage Existing Customer Relationships. We intend to build upon existing customer relationships by expanding our services to those customers with diversified marine transportation needs. Many integrated oil and gas companies require OSVs to support their exploration and production activities and ocean-going tugs and tank barges to support their refining, trading and retail distribution activities. In addition, many of our customers conduct operations in international markets and have expressed interest in chartering our OSVs for use overseas. Our OSVs are capable of operating in all of the major deepwater oil and natural gas producing regions of the world. Our management team has significant international experience and is currently evaluating several such opportunities.
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     Optimize Tug And Tank Barge Operations.  Prior to our acquisition of tugs and tank barges from the Spentonbush/Red Star Group, those vessels were largely dedicated to the use of Amerada Hess and its affiliates in New York Harbor. Since that acquisition, we have consolidated the operational management of our entire tug and tank barge fleet, including our Puerto Rican fleet, in our Brooklyn facility. This will enable us to market our services to customers other than Amerada Hess in the northeastern United States, while we continue our efforts to reduce costs and otherwise optimize utilization.

CUSTOMERS AND CHARTER TERMS

     Major oil companies, large independent oil and gas exploration, development and production companies and large oil service companies constitute the majority of our customers for our OSV services, while refining, marketing and trading companies constitute the majority of our customers for our tug and tank barge services. The percentage of revenues attributable to a customer in any particular year depends on the level of oil and natural gas exploration, development and production activities undertaken or refined petroleum products or crude oil transported by a particular customer, the availability and suitability of our vessels for the customer's projects or products and other factors, many of which are beyond our control. For the year ended December 31, 2001, Amerada Hess Corporation and Mariner Energy, Inc. each accounted for more than 10% of our total revenues for such period.

     We enter into a variety of contract arrangements with our customers, including spot and time charters, contracts of affreightment and consecutive voyage contracts. Our contracts are obtained through competitive bidding or, with established customers, through negotiation.

     Currently, six of our 11 OSVs operate under long-term charters, with initial terms of one year or longer and expiration dates ranging from April 2003 through November 2006. Most of the contracts for our OSVs contain early termination options in favor of the customer; however some have substantial early termination penalties designed to discourage the customers from exercising such options. Similarly, 13 of our 16 tank barges provide services under long-term contracts with initial terms of one year or longer. Our OSVs have performed services for approximately 34 different customers, and our tugs and tank barges have performed services for approximately 84 different customers. Because of the variety and number of customers historically using the services of our fleet, and the near equal balance between supply and demand in both the OSV and tug and tank barge markets, we believe that the loss of any one customer would not have a material adverse effect on our business.

     Because we have established a reputation for on time delivery and reliability, charterers have contacted us to construct vessels to meet their needs. In such circumstances, we generally contract these specially designed vessels for three to five years, with renewal options, before construction is completed. Although we will design vessels to meet the specific needs of a charterer, we ensure in our design that customization does not preclude efficient operation of these vessels for other customers, for other purposes or in other situations.

     Two of our OSVs had been under long-term charter to Mariner Energy, Inc., which is 96%-owned by an indirect affiliate of Enron Corp. Mariner had been using these two vessels to service an offshore drilling rig it has chartered for drilling operations in the Gulf of Mexico. On December 11, 2001, Mariner notified us of its intent to furlough the drilling rig by December 15, 2001 and unilaterally sought to terminate its contract with respect to our two vessels. Mariner released one of our vessels on December 14, 2001 and the other on December 16, 2001.

     We do not believe that Mariner's actions will have a material adverse affect on our financial condition or results of operations. Both vessels have been redeployed under spot market charters with other customers earning substantially the same dayrates as under the Mariner contract with almost no lapse in utilization. We continue to experience strong demand for OSVs capable of operating in the deepwater Gulf of Mexico based on the ongoing requests we receive
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

from other customers for the services of our vessels. In addition, we are in discussions with several customers regarding term contract opportunities for these vessels. Furthermore, we are also in discussions with Mariner to re-establish our working relationship.

     All accounts receivable from Mariner for base charter hire prior to the release of our vessels have been fully paid.

COMPETITION

     We operate in a highly competitive industry. Competition in the deepwater OSV and ocean-going tug and tank barge segments of the marine transportation industry primarily involves factors such as:

     - capability of the vessels;

     - ability to meet the customer's schedule;

     - safety record;

     - reputation;

     - price; and

     - experience.

     Under the terms of the Jones Act, competition in the coastwise trade in the United States and Puerto Rico is limited to vessels built in the United States that are U.S.-flagged and owned and managed by U.S. citizens.

     We do not anticipate significant competition in the near term from pipelines as an alternative method of petroleum product delivery in the northeastern United States or Puerto Rico. No pipelines are currently under construction that could provide significant competition to tank barges in the northeastern United States or Puerto Rico, nor are any new pipelines likely to be built in the near future due to cost constraints and logistical and environmental requirements.

     We believe that prior to this offering, approximately 75% of the OSVs operating in the deepwater Gulf of Mexico are owned by privately-held companies. We believe we operate the second largest fleet of deepwater OSVs in the Gulf of Mexico, and, after this offering we will be the only publicly-traded company with a significant concentration of purpose-built, deepwater OSVs in the Gulf of Mexico. In contrast, approximately 82% of the OSVs operating on the continental shelf of the Gulf of Mexico are owned by publicly-traded companies. We operate the largest tank barge fleet in Puerto Rico and we believe that we are the fourth largest transporter by tank barge of petroleum products in New York Harbor. Virtually all of our competitors in the tug and tank barge industry are privately held.

     Although some of our principal competitors are larger and have greater financial resources and current international operations, we believe that our operating capabilities and reputation enable us to compete effectively with other fleets in the market areas in which we operate. In particular, we believe that the relatively young age and advanced features of our OSVs provide us with a competitive advantage in both the continental shelf and deepwater segments of the Gulf of Mexico. The ages of our OSVs range from one month to 41 months, while approximately 70% of the OSVs operating in the continental shelf area of the Gulf of Mexico are over 18 years old, with many approaching 25 years old. We believe that many of these older vessels will be retired in the next few years. In addition to the young age of our fleet, the advanced capabilities of our fleet position us to take advantage of the expanding deepwater segment of the Gulf of Mexico.

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

ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATION

     Our operations are significantly affected by a variety of federal, state and local laws and regulations governing worker health and safety and the manning, construction and operation of vessels. Certain governmental agencies, including the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs Service and the Maritime Administration of the U.S. Department of Transportation, have jurisdiction over our operations. In addition, private industry organizations such as the American Bureau of Shipping oversee aspects of our business. The Coast Guard and the National Transportation Safety Board establish safety criteria and are authorized to investigate vessel accidents and recommend improved safety standards.

     The U.S. Coast Guard regulates and enforces various aspects of marine offshore vessel operations. Among these are classification, certification, routes, drydocking intervals, manning requirements, tonnage requirements and restrictions, hull and shafting requirements and vessel documentation. Coast Guard regulations require that each of our vessels be drydocked for inspection at least twice within a five-year period.

     Under Section 27 of the Merchant Marine Act of 1920, also known as the Jones Act, the privilege of transporting merchandise or passengers for hire in the coastwise trade in U.S. domestic waters extends only to vessels that are owned and managed by U.S. citizens and are built in and registered under the laws of the United States. A corporation is not considered a U.S. citizen unless, among other things:

     - the corporation is organized under the laws of the United States or of a state, territory or possession of the United States;

     - at least 75% of the ownership of voting interest with respect to its capital stock is held by U.S. citizens;

     - the corporation's chief executive officer, president and chairman of the board are U.S. citizens; and

     - no more than a minority of the number of directors necessary to constitute a quorum for the transaction of business are foreigners.

We meet all of the foregoing requirements. If we fail to comply with these requirements, our vessels lose their eligibility to engage in coastwise trade within U.S. domestic waters. To facilitate compliance, our certificate of incorporation:

     - limits ownership by foreigners of any class of our capital stock (including our common stock) to 20%, so that foreign ownership will not exceed the 25% permitted;

     - permits withholding of dividends and suspension of voting rights with respect to any shares held by foreigners that exceed 20%;

     - permits a stock certification system with two types of certificates to aid tracking of ownership;

     - permits our board of directors to redeem any shares held by foreigners that exceed 20%; and

     - permits our board of directors to make such determinations to ascertain ownership and implement such measures as reasonably may be necessary.

     Our operations are also subject to a variety of federal, state, local and international laws and regulations regarding the discharge of materials into the environment or otherwise relating to environmental protection. The requirements of these laws and regulations have become more complex and stringent in recent years and may, in certain circumstances, impose strict liability, rendering a company liable for environmental damages and remediation costs without regard to negligence or fault on the part of such party. Aside from possible liability for damages and costs
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

including natural resource damages associated with releases of hazardous materials including oil into the environment, such laws and regulations may expose us to liability for the conditions caused by others or even acts of ours that were in compliance with all applicable laws and regulations at the time such acts were performed. Failure to comply with applicable laws and regulations may result in the imposition of administrative, civil and criminal penalties, revocation of permits, issuance of corrective action orders and suspension or termination of our operations. Moreover, it is possible that changes in the environmental laws, regulations or enforcement policies or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities to us. We believe that we are in substantial compliance with currently applicable environmental laws and regulations.

     OPA 90 and regulations promulgated pursuant thereto impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills. A "responsible party" includes the owner or operator of an onshore facility, pipeline or vessel or the lessee or permittee of the area in which an offshore facility is located. OPA 90 assigns liability to each responsible party for oil removal costs and a variety of public and private damages. Under OPA 90, "tank vessels" of over 3,000 gross tons that carry oil or other hazardous materials in bulk as cargo, a term which includes our tank barges, are subject to liability limits of the greater of $1,200 per gross ton or $10 million. For any vessels, other than "tank vessels," that are subject to OPA 90, the liability limits are the greater of $0.5 million or $600 per gross ton. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, the liability limits likewise do not apply.

     OPA 90 also imposes ongoing requirements on a responsible party, including preparedness and prevention of oil spills, preparation of an oil spill response plan and proof of financial responsibility (to cover at least some costs in a potential spill) for vessels in excess of 300 gross tons. We have engaged the National Response Corporation to serve as our independent contractor for purposes of providing stand-by oil spill response services in all geographical areas of our fleet operations. In addition, our Oil Spill Response Plan has been approved by the U.S. Coast Guard. Finally, we have provided satisfactory evidence of financial responsibility to the U.S. Coast Guard for all of our vessels over 300 tons.

     OPA 90 requires that all newly-built tank vessels used in the transport of petroleum products be built with double hulls and provides for a phase-out period for existing single-hull vessels. Modifying existing vessels to provide for double hulls will be required of all tank barges and tankers in the industry by the year 2015. We are in a favorable position concerning this provision because a significant number of vessels in our fleet of tank barges measure less than 5,000 gross tons. Vessels of such tonnage may continue to operate without double hulls through the year 2015. Under existing legal requirements, therefore, we will be required to modify or replace only five of our tank barges before 2015. Although we are not aware of anything that would lead us to believe this current schedule will change, it remains possible that a change in the law affecting the requirement for double-hulls or other aspects of our operations may occur that would require us to modify or replace our existing tank barge fleet earlier than currently anticipated.

     The Clean Water Act imposes strict controls on the discharge of pollutants into the navigable waters of the United States. The Clean Water Act also provides for civil, criminal and administrative penalties for any unauthorized discharge of oil or other hazardous substances in reportable quantities and imposes substantial liability for the costs of removal and remediation of an unauthorized discharge. Many states have laws that are analogous to the Clean Water Act and also require remediation of accidental releases of petroleum in reportable quantities. Our vessels routinely transport diesel fuel to offshore rigs and platforms and also carry diesel fuel for their own use. Our supply boats transport bulk chemical materials used in drilling activities and
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liquid mud, which contains oil and oil by-products. We maintain vessel response plans as required by the Clean Water Act to address potential oil spills.

     The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as "CERCLA" or "Superfund," and similar laws impose liability for releases of hazardous substances into the environment. CERCLA currently exempts crude oil from the definition of hazardous substances for purposes of the statute, but our operations may involve the use or handling of other materials that may be classified as hazardous substances. CERCLA assigns strict liability to each responsible party for all response and remediation costs, as well as natural resource damages and thus we could be held liable for releases of hazardous substances that resulted from operations by third parties not under our control or for releases associated with practices performed by us or others that were standard in the industry at the time.

     The Resource Conservation and Recovery Act regulates the generation, transportation, storage, treatment and disposal of onshore hazardous and non-hazardous wastes and requires states to develop programs to ensure the safe disposal of wastes. We generate non-hazardous wastes and small quantities of hazardous wastes in connection with routine operations. We believe that all of the wastes that we generate are handled in all material respects in compliance with the Resource Conservation and Recovery Act and analogous state statutes.

     In or around early September 2000, LEEVAC Marine, one of our subsidiaries, the name of which was recently charged to Hornbeck Offshore Transportation, was one of approximately 130 companies that received a letter from the U.S. Environmental Protection Agency, or EPA, directing LEEVAC Marine to respond to a CERCLA 104(e) information request on hazardous substances that may have been sent by it to the Palmer Barge Line Site in Port Arthur, Texas. The Palmer Barge Line site was listed as a federal Superfund site in July 2000. According to records furnished by EPA in mid-September 2000, LEEVAC Marine allegedly had two tank cleaning jobs performed at this site in September-October 1988 (which was before LEEVAC Marine became one of our subsidiaries) at a cost of approximately $12,000. In early September 2001, the EPA sent a letter addressed to LEEVAC Marine, identifying it as a party that may be responsible for cleanup of the Palmer Barge Line Site. Our subsidiary subsequently had further communications with the EPA on the alleged connection between the two tank cleaning jobs and responsibility for cleanup of the Palmer Barge Line Site. In late September 2001, the EPA sent another letter addressed to LEEVAC Marine notifying the company that it is no longer identified as a potentially responsible party in this matter. Consequently, we do not believe that we will have any ultimate liability with respect to this matter.

     LEEVAC Marine was notified in March 1996 regarding the possibility of remediating on a voluntary basis certain waste pits at the SBA Shipyards site in Jennings, Louisiana. This site is not identified as a Superfund site. Subsequent to this initial notice, in December 2000, LEEVAC Marine was one of approximately 14 companies that formed a limited liability company, SSCI Remediation, LLC, to address this matter. LEEVAC Marine accrued a $97,500 liability at the time of our formation to cover this expense. Our subsidiary's current percentage of liability for cleanup efforts at this site is estimated at approximately 2.64%, and, to date, it has contributed approximately $34,000 towards this cleanup effort, thereby reducing the accrued liability to $63,500. This $34,000 contribution represents our subsidiary's current share of a $2 million voluntary cleanup plan submitted to the limited liability company's members by an independent contractor who has agreed to clean up the site in a manner that will meet both state and federal standards. Remedial activities have begun at the SBA Shipyards site. In June 1997, Cari Investment Company agreed to indemnify us for certain matters, including those discussed in this paragraph. The indemnity would be applicable to all liabilities, obligations, damages and expenses related to the Superfund matter and to all other liabilities, obligations, damages and expenses in excess of $0.1 million. Christian G. Vaccari, who served as our Chairman and Chief Executive Officer until February 2002 and is serving as one of our directors until his resignation becomes effective at the closing of this offering, is a minority shareholder and President, Chief
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Executive Officer and Chairman of the Board of Cari Investment Company. In July
2002, Hornbeck Offshore Transportation entered into a contractual agreement whereby it paid an additional $17,000 to SSCI Remediation, LLC in order to limit its exposure to certain future costs incurred by the independent contractor at the site. This limitation on payment of future monies relates primarily to certain legal and administrative costs of SSCI Remediation, LLC and does not bar future payment of monies for Superfund cleanup costs or for costs associated with any suits brought by third parties. Payment of the $17,000 has decreased Hornbeck Offshore Transportation's accrual for environmental liability to $46,500.

     The Outer Continental Shelf Lands Act gives the federal government broad discretion to regulate the release of offshore resources of oil and natural gas. Because our operations rely primarily on offshore oil and natural gas exploration, development and production, if the government were to exercise its authority under the Outer Continental Shelf Lands Act to restrict the availability of offshore oil and natural gas leases, such an action would have a material adverse effect on our financial condition and results of operations.

     In addition to laws and regulations affecting us directly, our operations are also influenced by laws, regulations and policies which affect our customers' drilling programs and the oil and natural gas industry as a whole.

     We currently have in place pollution insurance coverage for oil spills in navigable waters of the United States. Our 11 OSVs have $5 million in primary insurance coverage for such offshore oil spills, with an additional $100 million in excess umbrella coverage. In addition, 15 of our 16 tank barges have $10 million in primary insurance coverage for such offshore oil spills, with an excess umbrella coverage of $1 billion. Our sixteenth tank barge is leased under a bareboat charter, and the operator of that tank barge is responsible for insuring the tank barge for offshore oil spills. Finally, our 13 tugs have $5 million in primary insurance coverage for these offshore oil spills, with an excess umbrella coverage of $1 billion.

     Our tugs and tank barges acquired from the Spentonbush/Red Star Group have obtained ISO 14001 certifications for environmental management from the International Standards Organization. Both of our principal office locations in Mandeville, Louisiana and Brooklyn, New York, as well as the majority of our vessels, including all of our OSVs and our tugs and tank barges acquired from the Spentonbush/Red Star Group, are also certified under the International Safety Management Code, developed by the International Maritime Organization to provide internationally recognized standards for the safe management and operation of ships and for pollution prevention. Our other tugs and tank barges participate in the Responsible Carrier Program developed by the American Waterways Operators to improve marine safety and environmental protection in the tank barge industry. Our OSVs participate in the U.S. Coast Guard's Streamlined Inspection Program to maintain the overall quality of our vessels and their operating systems. We believe that our voluntary attainment and maintenance of these certifications and participation in these programs provides evidence of our commitment to operate in a manner that minimizes our impact on the environment.

     In connection with the terrorist attacks in New York on September 11, 2001, certain of our tugs operating in New York Harbor were requisitioned by the U.S. Coast Guard for four days pursuant to federal law authorizing the requisition of U.S. owned vessels in a national emergency. The loss of revenues associated with such requisition by the Coast Guard did not have a material adverse impact on our financial condition or results of operations, and we chose not to pursue a claim.

OPERATING HAZARDS AND INSURANCE

     The operation of our vessels is subject to various risks, such as catastrophic marine disaster, adverse weather conditions, mechanical failure, collision and navigation errors, all of which represent a threat to personnel safety and to our vessels and cargo. We maintain
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insurance coverage that we consider customary in the industry against certain of these risks, including, as discussed above, $1 billion in pollution insurance for the tug and tank barge fleet and $100 million of pollution coverage for the OSVs. We believe that our current level of insurance is adequate for our business and consistent with industry practice, and we have not experienced a loss in excess of our policy limits. We may not be able to obtain insurance coverage in the future to cover all risks inherent in our business, or insurance, if available, may be at rates that we do not consider to be commercially reasonable. In addition, as more single-hulled vessels are retired from active service, insurers may be less willing to insure and customers less willing to hire single-hulled vessels.

EMPLOYEES

     On July 1, 2002, we had 412 employees in the United States and Puerto Rico, including 350 operating personnel and 62 corporate, administrative and management personnel. None of our employees are represented by a union or employed pursuant to a collective bargaining agreement or similar arrangement. In July 2001, the International Organization of Masters, Mates and Pilots, ILA, AFL-CIO, initiated an action to organize a union that would include 30 of our fleet and technical employees in Puerto Rico. We contested the action with the regional office of the National Labor Relations Board, or NLRB, and engaged in a campaign to educate our employees with regard to the issues related to the action. Our Puerto Rican employees held an election on the matter in October 2001. The results of the election were announced on July 11, 2002, with our Puerto Rican employees voting not to unionize. The union had until July 19, 2002 to file an objection with the NLRB with respect to the election results. No such objection was filed. We have been advised that the NLRB will certify as final the results of the election.

     We have not experienced any strikes or work stoppages, and our management believes that we continue to enjoy good relations with our employees.

PROPERTIES

     Our corporate headquarters are located in Mandeville, Louisiana in two leased facilities which house our principal executive and administrative offices. One facility consists of approximately 6,500 square feet and is held under a nine-month lease, and the other consists of approximately 3,600 square feet and is held under a month-to-month lease. We also hold a one-year lease on a 4,500 square foot warehouse near our corporate headquarters to maintain spare parts inventory. For local support in Puerto Rico, we lease an office consisting of approximately 1,900 square feet. To support our operations in the northeastern United States, we lease office space and warehouse space in Brooklyn, New York, consisting of approximately 66,760 square feet. We also lease dock space, consisting of approximately 36,000 square feet, in Brooklyn, New York. We operate our tug and tank barge fleet from these New York facilities. The lease on the dock space expires in 2006. We believe that our facilities, including waterfront locations used for vessel dockage and certain vessel repair work, provide an adequate base of operations for the foreseeable future. Information regarding our fleet is set forth above in " -- Offshore Supply Vessels -- Our OSV Business" and " -- Tugs and Tank Barges -- Our Tug and Tank Barge Business."

LEGAL PROCEEDINGS

     We are not currently a party to any material legal proceedings, although we may from time to time be subject to various legal proceedings and claims that arise in the ordinary course of business.

SEASONALITY OF BUSINESS

     Demand for our OSV services is directly affected by the levels of offshore drilling activity. Budgets of many of our customers are based upon a calendar year, and demand for our services has historically been stronger in the third and fourth calendar quarters when allocated budgets are expended by our customers and weather conditions are more favorable for offshore activities. Many other factors, such as the expiration of drilling leases and the supply of and demand for oil and natural gas, may affect this general trend in any particular year. These factors have less impact on our OSV business due to our high level of contracted cash flow, which has resulted in high utilization.

     Tank barge services are significantly affected by demand for refined petroleum products and crude oil. Such demand is seasonal and often dependent on weather conditions. Unseasonably mild winters result in significantly lower demand for heating oil in the northeastern United States, which is a significant market for our tank barge services. Conversely, the summer driving season can increase demand for automobile fuel and, accordingly, the demand for our services. While The recent winter season was the warmest on record and adversely affected the volume of products we transported in the northeastern United States in the fourth quarter of 2001 and the first quarter of 2002.

                                   MANAGEMENT

OUR DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers are as follows:

    NAME                             AGE                      POSITION                      CLASS(1)
    ----                             ---                      --------                      --------
    Todd M. Hornbeck...............  34    President, Chief Executive Officer,                 III
                                           Secretary and Director
    Carl G. Annessa................  45    Vice President and                                  N/A
                                           Chief Operating Officer
    James O. Harp, Jr. ............  41    Vice President and                                  N/A
                                           Chief Financial Officer
    Timothy P. McCarthy............  34    Controller                                          N/A
    Paul M. Ordogne................  50    Treasurer                                           N/A
    Richard W. Cryar(2)............  54    Director                                            II
    Larry D. Hornbeck..............  63    Director                                            II
    Bruce W. Hunt..................  44    Director                                             I
    Bernie W. Stewart..............  57    Director and Chairman of the Board                   I
    Christian G. Vaccari(2)........  42    Director                                            III
    Andrew L. Waite................  41    Director                                             I
    Patricia B. Melcher............  42    Director Nominee                                    III

---------------------

(1) Class I, II and III directors have terms expiring in 2004, 2003 and 2005, respectively.

(2) Messrs. Cryar and Vaccari have tendered, and the company has accepted, their resignations as directors, effective at the closing of this offering.

     Todd M. Hornbeck has served as our President and Secretary and as a director since our formation in June 1997. Until February 2002, he also served as Chief Operating Officer. In February 2002, he was appointed Chief Executive Officer. Mr. Hornbeck worked for the original Hornbeck Offshore Services, Inc., a publicly traded offshore service vessel company, from 1991 to 1996, serving in various positions relating to business strategy and development. Following the merger of Hornbeck Offshore Services, Inc. with Tidewater, Inc. (NYSE:TDW) in March 1996, he accepted a position as Marketing Director -- Gulf of Mexico with Tidewater, where his responsibilities included managing relationships and overall business development in the Gulf of Mexico region. He remained with Tidewater until our formation. Mr. Hornbeck is the son of Larry D. Hornbeck.

     Carl G. Annessa has served as our Vice President of Operations since September 1997. In February 2002, he was appointed Vice President and Chief Operating Officer. Mr. Annessa is responsible for operational oversight and design and implementation of our vessel construction program. Prior to joining us, he was employed for 17 years by Tidewater, Inc., in various technical and operational management positions, including management of large fleets of offshore supply vessels in the Arabian Gulf, Caribbean and West African markets, and was responsible for the design of several of Tidewater's vessels. Mr. Annessa was employed for two years by Avondale Shipyards, Inc. as a naval architect before joining Tidewater. Mr. Annessa received a degree in naval architecture and mechanical engineering from the University of Michigan in 1979.

     James O. Harp, Jr. has served as our Vice President and Chief Financial Officer since January 2001. Prior to joining us, Mr. Harp served as Vice President in the Energy Group of RBC Dominion Securities Corporation, an investment banking firm, from August 1999 to January 2001 and as Vice President in the Energy Group of Jefferies & Company, Inc., an investment banking firm, from June 1997 to August 1999. During his investment banking career, Mr. Harp worked extensively with marine-related oil service companies, including as our investment banker in connection with our private equity offering in November 2000. From July 1982 to June 1997 he served in a variety of capacities, most recently as Tax Principal, with Arthur Andersen LLP, and had a significant concentration of international clients in the oil service and maritime industries. Since April 1992, he has also served as Treasurer and Director of SEISCO, Inc., a seismic brokerage company.

     Timothy P. McCarthy has served as our Controller since May 2002. Prior to joining us, Mr. McCarthy served in a variety of capacities, most recently as an Experienced Manager, in the assurance practice section of the New Orleans office of Arthur Andersen LLP from July 1994 to May 2002. Mr. McCarthy is a certified public accountant.

     Paul M. Ordogne has served as our Treasurer since our formation in June 1997. Until May 2002, he also served as our Controller. From 1980 to June 1997, he worked for Cari Investment Company, serving in various financial and accounting positions, including those of controller and assistant treasurer. Mr. Ordogne is a certified public accountant.

     Richard W. Cryar has served as one of our directors since our formation in June 1997. Since 1994, he has served as Managing Member of Cari Capital Company, L.L.C., a merchant banking firm. Since October 1999, Mr. Cryar has served as a general partner in the equity fund, Audubon Capital Fund I, L.P.

     Larry D. Hornbeck joined our board of directors effective August 22, 2001. An executive with over 30 years experience in the offshore supply vessel business worldwide, Mr. Hornbeck was the founder of the original Hornbeck Offshore Services, Inc., a publicly traded offshore service vessel company with over 100 vessels operating worldwide. From its inception in 1981 until its merger with Tidewater, Inc., Mr. Hornbeck served as the Chairman of the Board, President and Chief Executive Officer of the original Hornbeck Offshore Services. Following the merger, Mr. Hornbeck served as a director of Tidewater from March 1996 until October 2000. From 1969 to 1980, Mr. Hornbeck was Chairman, President and Chief Executive Officer of Sealcraft Operators, Inc., a publicly held, specialty service offshore supply vessel company operating worldwide. Mr. Hornbeck is the father of Todd M. Hornbeck.

     Bruce W. Hunt has served as one of our directors since August 1997. He has been President of Petrol Marine Corporation since 1988 and President and Director of Petro-Hunt, L.L.C. since 1997, each of which is an energy-related company. Mr. Hunt served as a director of the original Hornbeck Offshore Services, Inc., a publicly traded offshore service vessel company, from November 1992 to March 1996.

     Bernie W. Stewart joined our board of directors effective November 21, 2001 and was appointed Chairman of the Board in February 2002. Mr. Stewart was Senior Vice President, Operations of R&B Falcon Corporation, a contract drilling company, and President of R&B Falcon Drilling U.S., its domestic operating subsidiary, from May 1999 until R&B Falcon Corporation (NYSE: FLC) merged with Transocean Sedco Forex Inc. (NYSE:RIG) in January 2001. Between April 1996 and May 1999, he served as Chief Operating Officer of R&B Falcon Holdings, Inc. and as its President from January 1998. From 1993 until joining R&B Falcon Holdings, he was Senior Vice President and Chief Operating Officer for the original Hornbeck Offshore Services, Inc., a publicly traded offshore service vessel company, where he was responsible for overall supervision of the company's operations. From 1986 until 1993, he was President of Western Oceanics, Inc., an offshore drilling contractor. Since leaving R&B Falcon Corporation upon its merger with Transocean Sedco Forex, Mr. Stewart has been an independent business consultant.

     Christian G. Vaccari has served as one of our directors since our formation in June 1997 and served as our Chairman of the Board and Chief Executive Officer from June 1997 until February 2002. Since 1989, Mr. Vaccari has served as President, Chief Executive Officer and Chairman of the Board of Cari Investment Company. From 1988 to 1994, he served as Director of Corporate

Development and Marketing for JAMO, Inc., a leading building materials company in the southeastern United States. From 1984 to 1988, Mr. Vaccari was an investment advisor with Thomson McKinnon, Inc., an investment banking firm. Since July 1997, Mr. Vaccari has served as a director of Riverbarge Excursion Lines, Inc. and since October 1999, he has served as a general partner in the equity fund, Audubon Capital Fund I, L.P.

     Andrew L. Waite has served as one of our directors since November 2000. He was appointed to our board as the designee of SCF-IV, L.P. Mr. Waite is a Managing Director of L.E. Simmons & Associates, Incorporated and has been an officer of that company since October 1995. He was previously Vice President of Simmons & Company International, an investment banking firm serving the energy industry, where he served from August 1993 to September 1995. From 1984 to 1991, Mr. Waite held a number of engineering and management positions with the Royal Dutch/Shell Group, an integrated oil and gas company. He currently serves as a director of Oil States International, Inc. (NYSE:OIS), a diversified oilfield equipment and service company, and WorldOil.com Inc., an online oilfield services portal.

DIRECTOR NOMINEE

     The following individual has been elected as a new Class III director of the company effective upon the closing of this offering:

     Patricia B. Melcher has been appointed by our board to become a member of our board of directors effective upon the closing of this offering. Since 1997, Ms. Melcher has served as the President of Allegro Capital Management, Inc., a privately-owned investment company focused on private equity investments in energy-related companies. In 1997, she helped found The Joy School, a nonprofit school for children with learning disabilities. In 2002 she was elected Board Chair of the school. From 1989 to 1994, she worked for SCF Partners, L.P., an investment fund sponsor specializing in private equity investments in oilfield service companies, and from 1995 to 1997, she served as a board member and advisory board member of its general partner, L. E. Simmons & Associates, Incorporated. From 1986 to 1989, Ms. Melcher worked for Simmons & Company International, an investment banking firm serving the energy industry.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has a compensation committee, which currently consists of Messrs. Stewart, Hunt and Waite. The compensation committee:

     - reviews and recommends to the board of directors the compensation and benefits of our executive officers;

     - establishes and reviews general policies relating to our compensation and benefits; and

     - administers our stock incentive plan.

     The board has also established an audit committee comprised of Messrs. Cryar, Larry Hornbeck, Hunt, Stewart and Waite. The audit committee recommends to the board the independent public accountants to audit our annual financial statements. The board selects the independent public accountants, subject to shareholder approval. The audit committee also establishes the scope of, and oversees, the annual audit.

     The board has also established an ad hoc committee comprised of Messrs. Todd Hornbeck, Larry Hornbeck, Waite, Hunt and Stewart. The purpose of this committee is to address any issues related to the separation of Christian G. Vaccari (who ceased serving as our Chief Executive Officer and Chairman of the Board in February 2002 and who has tendered his resignation as a director effective in connection with the closing of this offering) from the company, including our ongoing relationship with Mr. Vaccari, his family, Cari Investment Company (which is the holder of more than 5% of our common stock and for which Mr. Vaccari serves as President, Chief Executive Officer and Chairman of the Board) and certain shipyards affiliated with Mr. Vaccari and with which we have contracts for the construction of certain of our offshore supply vessels.

     Our board may establish other committees from time to time to facilitate the management of the business and affairs of our company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of our board of directors.

TERM AND COMPENSATION OF DIRECTORS

     The members of our board of directors are divided into three classes and are elected for a term of three years, or until a successor is duly elected and qualified. The terms of office of the Class I, Class II and Class III directors expire at the annual meeting of stockholders to be held in 2004, 2003 and 2005, respectively.

     Directors who are also our employees receive no additional compensation for serving as directors or committee members. Non-employee directors historically have received compensation in the form of stock option grants for their service as directors. All directors are reimbursed for their out-of-pocket expenses incurred in connection with serving on our board.

     Effective July 18, 2002, the board of directors approved a compensation plan applicable to our non-employee directors. Each non-employee director will be entitled to receive a total annual retainer of $20,000, paid quarterly. Each non-employee director will also receive $1,200 for each board meeting attended in person and $800 for each board meeting attended by telephonic communications. Board committee members will be entitled to receive $600 for each committee meeting attended, with the committee chairman entitled to receive $800 for each committee meeting attended. Committee members must attend meetings in person or by telephonic communications to receive the applicable compensation. Non-employee directors will receive a minimum annual grant of 5,000 options to purchase common stock which amount may be reviewed annually and increased at the discretion of the compensation committee. After three years of service as a non-employee director, a non-employee director and his immediate family may elect to participate in the same insurance benefit programs sponsored by the company on the same monetary terms as the executive officers.

     The compensation plan also provides for longevity service awards to non-employee directors. Upon completion of three years of service following adoption of the compensation plan, a director will be granted options to purchase the number of shares of common stock equaling 25% of the options granted to such director over the previous three years. Upon completion of five years of service as a non-employee director, a director will be granted options to purchase the number of shares of common stock equaling 50% of the options granted to such director over the previous five years less the number of shares covered by the options awarded to such director after three years of service. Thereafter, upon completion of each successive period of five years of service, a non-employee director will be granted options to purchase the number of shares of common stock equaling 50% of the options granted to such director over the previous five years. Under the terms of this compensation plan, neither Mr. Cryar nor Mr. Vaccani qualifies to participate.

     As compensation for their service as directors during 2001, in March 2002 each of Messrs. Cryar, Larry Hornbeck, Hunt and Waite were granted options to purchase 20,000 shares of our common stock at an exercise price of $2.65 per share. In March 2002, Mr. Stewart was also granted options to purchase 10,000 shares of our common stock at an exercise price of

$2.65 per share in connection with his service as director in 2001. One fourth of these options was exercisable as of the date of grant and one-fourth will become exercisable on each of the three following anniversaries of such dates. Also, during 2001, Messrs. Waite and Larry Hornbeck were each granted options to purchase 10,000 shares of our common stock at an exercise price of $2.65 per share in connection with the commencement of their service as directors. One-fifth of these options granted to Messrs. Waite and Larry Hornbeck was exercisable as of the date of the grant and one-fifth will become exercisable on each of the four following anniversaries of such dates.

     On February 27, 2002, we entered into an advisory agreement with Bernie W. Stewart, our Chairman of the Board. Under the terms of this agreement, Mr. Stewart advises and makes recommendations to our executive officers and board of directors on matters relating to our business, including our operations, finances, strategic planning and acquisitions. Mr. Stewart provided these services on a full-time basis through May 31, 2002 and is providing these services on a part-time basis through February 27, 2003. He received $20,000 per month for his full-time advisory services and will receive $8,335 per month for his part-time services. In addition to the options granted to Mr. Stewart described above, under the terms of his advisory agreement Mr. Stewart was granted options to purchase 10,000 shares of our common stock at an exercise price of $2.65 per share. Also under the terms of the advisory agreement, Mr. Stewart purchased 75,472 shares of our common stock at a purchase price of $2.65 per share, and, upon such purchase, we granted Mr. Stewart an option to purchase 37,736 shares of our common stock at a purchase price of $2.65 per share, which option shall be exercised in accordance with, and subject to the terms of, the terms and conditions of our Incentive Compensation Plan. If we terminate the agreement for any reason other than for cause, or if Mr. Stewart terminates the agreement for cause, he will be entitled to receive his advisory fees for the remainder of the original term of the agreement. Mr. Stewart has agreed that during the term of his advisory agreement he will not be employed by or associated with or own more than five percent (5%) of the outstanding securities of any entity which competes with us. Mr. Stewart has also agreed that during the term of the advisory agreement and for a period of two years after he will not (i) solicit any of our employees, customers, suppliers or sales agents to terminate their relationship with us or (ii) employ or cause any of our competitors to employ any person who is or was recently one of our employees, sales representatives, contractors, advisors or agents.

EXECUTIVE COMPENSATION

     The following table sets forth compensation information for the chief executive officer and certain of our other executive officers whose total annual salary and bonus exceeded $100,000 for the years ended December 31, 2000 and 2001.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                                                                COMPENSATION
                                                  ANNUAL COMPENSATION              AWARDS
                                           ----------------------------------   ------------
                                                                 OTHER ANNUAL    SECURITIES     ALL OTHER
                                                                 COMPENSATION    UNDERLYING    COMPENSATION
NAME AND POSITION(1)         FISCAL YEAR    SALARY    BONUS(2)       (3)         OPTIONS(4)       (5,6)
--------------------         -----------    ------    --------   ------------    ----------    ------------
Todd M. Hornbeck...........     2001       $195,833   $400,000         --              --         $1,940
  President, Chief              2000       $165,625   $70,000          --         300,000          1,206
  Executive Officer
  and Secretary
Carl G. Annessa............     2001       $155,000   $240,000         --              --          1,953
  Vice President and            2000       $121,771   $39,000          --         100,000          1,286
  Chief Operating
  Officer
James O. Harp, Jr..........     2001       $163,571   $255,000         --         100,000          1,103
  Vice President and
  Chief Financial
  Officer
Paul M. Ordogne............     2001       $115,000   $42,665          --              --          1,541
  Treasurer                     2000       $103,021   $30,804          --          48,000            648
Christian G. Vaccari.......     2001       $195,833   $400,000         --              --          1,295
  Former Chairman of            2000       $168,750   $70,000          --         300,000             --
  the Board and Chief
  Executive Officer

---------------

(1) Mr. Harp joined us as our Vice President and Chief Financial Officer in January 2001. Effective February 27, 2002, Mr. Vaccari ceased serving as our Chairman of the Board and Chief Executive Officer and continues to serve as one of our directors. Also effective February 27, 2002, Mr. Hornbeck, who had been serving as our President and Chief Operating Officer, was appointed to the additional position of Chief Executive Officer and Mr. Annessa was appointed to the additional position of Chief Operating Officer. Mr. Ordogne had also served as our Controller until May 2002. Timothy P. McCarthy, our Controller, is not included in this table because he joined us in May 2002.

(2) Bonuses were paid in 2001 and 2002 as compensation for services provided in 2000 and 2001, respectively.

(3) None of the perquisites and other benefits paid to each named executive officer exceeded the lesser of $50,000 or 10% of the total annual salary and bonus received by each named executive officer.

(4) In connection with the adoption of an incentive compensation program for executive officers, we granted options in 2001 in part as compensation for services provided in 2000 for Messrs. Hornbeck, Annessa, Ordogne and Vaccari. In addition, Mr. Harp was granted options upon commencement of his employment in 2001 to purchase 100,000 shares of our common stock at an exercise price of $2.65 per share.

(5) For 2000, these amounts represent (i) employer matching contributions made under our 401(k) savings plan in the amount of $630, $796 and $360 for Messrs. Hornbeck, Annessa and Ordogne, respectively, and (ii) premiums of $576, $490 and $288 for Messrs. Hornbeck, Annessa and Ordogne, respectively, associated with life insurance policies.

(6) For 2001, these amounts represent (i) employer matching contributions made under our 401(k) savings plan in the amount of $1,517, $1,530, $680, $1,118 and $872 for Messrs. Hornbeck, Annessa, Harp, Ordogne and Vaccari, respectively, and (ii) premiums of $423, $423, $423, $423 and $423 for Messrs. Hornbeck, Annessa, Harp, Ordogne and Vaccari, respectively, associated with life insurance policies.

OPTION GRANTS

     The following table shows all grants of options to acquire shares of our common stock granted during the year ended December 31, 2001 to the executive officers named in the Summary Compensation Table above under our Incentive Compensation Plan.

                                                                                     POTENTIAL REALIZABLE
                                                                                           VALUE AT
                                                                                        ASSUMED ANNUAL
                           NUMBER OF                                                    RATES OF STOCK
                           SECURITIES   % OF TOTAL                                       APPRECIATION
                           UNDERLYING     OPTIONS     EXERCISE OR                     FOR OPTION TERM(2)
                            OPTIONS     GRANTED IN     BASE PRICE     EXPIRATION     ---------------------
NAME                        GRANTED     FISCAL YEAR   ($/SHARE)(1)       DATE           5%         10%
----                       ----------   -----------   ------------   -------------   --------   ----------
Todd M. Hornbeck.........   300,000(3)      22%          $2.65       March 9, 2011   $501,000   $1,266,000
Carl G. Annessa..........   100,000(3)       7%          $2.65       March 9, 2011    167,000      422,000
James O. Harp, Jr. ......   100,000(4)       7%          $2.65       Jan. 15, 2011    167,000      422,000
Paul M. Ordogne..........    48,000(3)       3%          $2.65       March 9, 2011     80,160      202,560
Christian G. Vaccari.....   300,000(5)      22%          $2.65       March 9, 2011    501,000    1,266,000

---------------

(1) The options were granted at or above the fair market value of our common stock on the date of grant.

(2) In accordance with the rules of the Securities and Exchange Commission, the gains or "option spreads" that would exist for the respective options granted are shown. These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed annual compound rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future appreciation.

(3) One-fifth of these options are exercisable as of the date of grant, and one-fifth become exercisable on each of the first, second, third and fourth anniversaries of the date of grant, provided, however, that any of these options that are not exercisable will become exercisable upon completion of this offering.

(4) One-third of these options become exercisable on each of the first, second and third anniversaries of the date of grant, provided, however, that any of these options that are not exercisable will become exercisable upon completion of this offering.

(5) All options held by Mr. Vaccari that were not exercisable at the time he ceased serving as our Chief Executive Officer became exercisable at such time.

OPTION VALUES

     The following tables show information with respect to unexercised options held by the executive officers named in the Summary Compensation Table as of December 31, 2001 and as anticipated upon the closing of this offering, respectively. None of our executive officers named in the Summary Compensation Table have exercised any options to purchase our common stock as of December 31, 2001, however, in May 2002, Mr. Vaccari exercised options to purchase 85,000 shares of our common stock.

                                    NUMBER OF SECURITIES
                                         UNDERLYING               VALUE OF UNEXERCISED
                                     UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                    AT DECEMBER 31, 2001         AT DECEMBER 31, 2001(1)
                                 ---------------------------   ---------------------------
NAME                             EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                             -----------   -------------   -----------   -------------
Todd M. Hornbeck...............    128,333        256,667        $48,333        $10,167
Carl G. Annessa................     60,000         90,000         28,200          6,100
James O. Harp, Jr. ............         --        100,000             --             --
Paul M. Ordogne................     30,433         45,067         14,133          4,067
Christian G. Vaccari...........    128,333        256,667         48,333         10,167

---------------

(1) Based on a fair market value price of $2.65 per share.

                                    NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                         UNDERLYING                   IN-THE-MONEY
                                    UNEXERCISED OPTIONS               OPTIONS UPON
NAME                            UPON CLOSING OF OFFERING(1)      CLOSING OF OFFERING(2)
----                            ----------------------------   ---------------------------
                                EXERCISABLE    UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                -----------    -------------   -----------   -------------
Todd M. Hornbeck..............    385,000(1)           --       $              $     --
Carl G. Annessa...............    150,000(2)           --                            --
James O. Harp, Jr.............    100,000(3)           --                            --
Paul M. Ordogne...............     75,500(4)           --                            --
Christian G. Vaccari..........    300,000(5)           --                            --

---------------

(1) Includes 180,000 shares subject to options that are not currently exercisable but will become exercisable upon closing of this offering.

(2) Includes 60,000 shares subject to options that are not currently exercisable but will become exercisable upon closing of this offering.

(3) Includes 66,667 shares subject to options that are not currently exercisable but will become exercisable upon closing of this offering.

(4) Includes 28,800 shares subject to options that are not currently exercisable but will become exercisable upon closing of this offering.

(5) All options that were not exercisable by Mr. Vaccari at the time he ceased serving as our President and Chief Executive Officer became exercisable at such time.

(2) Based on a fair market value price of $          per share.

EMPLOYMENT AGREEMENTS

     Todd M. Hornbeck serves as our President, Chief Executive Officer and Secretary, Carl G. Annessa serves as our Vice President and Chief Operating Officer, James O. Harp, Jr. serves as our Vice President and Chief Financial Officer, and Paul M. Ordogne serves as our Treasurer, each under an employment agreement with an initial term expiring December 31, 2003. On January 1, 2003, and on every third January 1 (or second January 1 in the case of Mr. Ordogne) thereafter, each agreement will automatically renew for up to three additional years (two years in the case of Mr. Ordogne), unless terminated before any such renewal date by the employee or us.

     The employment agreements of Messrs. Hornbeck, Annessa, Harp and Ordogne currently provide for annual base salaries of $200,000, $170,000, $170,000 and $116,000, respectively. Our board has agreed to award a bonus or bonuses to each of Messrs. Hornbeck, Annessa and Harp if our company meets certain EBITDA and earnings per share targets with respect to any year during which their respective employment agreement is in effect. Our board may, in its discretion, award a smaller bonus if our company does not meet such targets or an additional bonus if our company exceeds such targets. Mr. Ordogne is eligible for a bonus each year at the discretion of the board. Under each of their respective employment agreements, the employee's salary will be reviewed from time to time by our compensation committee for possible increases based on the employee's performance.

     If we terminate the employment of Mr. Hornbeck for any reason other than for cause, he will be entitled to receive his salary until the actual termination date of his agreement or two years after the date of termination, whichever is later. If we terminate the employment of Messrs. Annessa, Harp or Ordogne for any reason other than for cause, he will be entitled to receive his salary until the actual termination date of his agreement or one year, as to Messrs. Annessa and Harp, and six months, as to Mr. Ordogne, after the date of termination, whichever is later. If we should undergo a change in control while the agreements are in effect and Messrs. Hornbeck, Annessa or Harp is either constructively or actually terminated under the conditions set forth in his agreement, then he will be entitled to receive three times his salary for the year in which the termination occurs and, in general, three times the bonus he received for the previous year. If we should undergo a change in control while Mr. Ordogne's agreement is in effect and he is either constructively or actually terminated under the conditions set forth in his agreement, then he will be entitled to receive one and one-half times his salary for the year in which the termination occurs and, in general, one and one-half times the bonus he received for the previous year.

     Mr. Hornbeck has agreed that during the term of his agreement and Messrs. Annessa, Harp and Ordogne have each agreed that during the term of their respective agreements and for a period of one year (six months in the case of Mr. Ordogne) after termination, they will not (i) be employed by or associated with or own more than five percent (5%) of the outstanding securities of any entity which competes with us in the locations in which we operate, (ii) solicit any of our employees to terminate their employment or (iii) accept employment with or payments from any of our clients or customers who did business with us while employed by us. We may elect to extend Mr. Annessa's noncompetition period for an additional year by paying his compensation and other benefits for an additional year, and we may elect to extend Mr. Ordogne's noncompetition period for an additional six months by paying his compensation and other benefits for an additional six months.

     Christian G. Vaccari served as our Chairman of the Board and Chief Executive Officer under an employment agreement with terms substantially identical to the terms of Mr. Hornbeck's employment agreement described above. Effective February 27, 2002, Mr. Vaccari ceased serving as our Chairman of the Board and Chief Executive Officer, his employment under the terms of his agreement terminated and he continues to receive payments in accordance with the termination provisions of his agreement.

INCENTIVE COMPENSATION PLAN

     Our board of directors and shareholders adopted an Incentive Compensation Plan in 1997. The purpose of the Incentive Compensation Plan is to strengthen our company by providing an incentive to our employees, officers, consultants, non-employee directors and advisors to devote their abilities and energies to our success. The plan provides for the granting or awarding of incentive and nonqualified stock options, stock appreciation and dividend equivalent rights, restricted stock and performance shares. With the approval of our stockholders, we have reserved 3.5 million shares of our common stock for issuance pursuant to awards made under the plan, of which 1,428,764 shares are available for future grants.

     The Incentive Compensation Plan is administered by the compensation committee. Subject to the express provisions of the plan, the compensation committee has full authority, among other things:

     - to select the persons to whom stock, options and other awards will be granted,

     - to determine the type, size and terms and conditions of stock options and other awards and

     - to establish the terms for treatment of stock options and other awards upon a termination of employment.

     Under the plan, awards other than stock options and stock appreciation rights given to any of our executive officers whose compensation must be disclosed in our annual proxy statement and who is subject to the limitations imposed by Section 162(m) of the tax code must be based on the attainment of certain performance goals established by the board or the compensation committee. The performance measures are limited to earnings per share, return on assets, return on equity, return on capital, net profit after taxes, net profits before taxes, operating profits, stock price and sales or expenses. Additionally, the performance goals must include formulas for calculating the amount of compensation payable if the goals are met; both the goals and the formulas must be sufficiently objective so that a third party with knowledge of the relevant performance results could assess that the goals were met and calculate the amount to be paid.

     Consistent with certain provisions of the tax code, there are other restrictions providing for a maximum number of shares that may be granted in any one year to a named executive officer and a maximum amount of compensation payable as an award under the plan (other than stock options and stock appreciation rights) to a named executive officer.

401(K) RETIREMENT PLAN

     We have adopted a 401(k) plan for our employees. Employees are eligible to participate in the plan following three months of employment with us if they are at least 21 years of age. Under the plan, eligible employees are permitted, subject to legal limitations, to contribute up to 20% of compensation. The plan provides that we will match an amount equal to a percentage set by us of up to 6% of an employee's contribution before the end of each calendar year. We are also permitted to make qualified non-elective and discretionary contributions in proportion to each eligible employee's compensation as a ratio of the aggregate compensation of all eligible employees. The amounts held under the plan are invested in investment funds maintained under the plan in accordance with the directions of each participant. This plan does not permit investments in our common stock.

     All employees' contributions are immediately 100% vested. Contributions by us to the plan vest at a rate of 20% each year after the second year of service. Upon attaining age 65, participants are automatically 100% vested, even with respect to our contributions. Subject to certain limitations imposed under the tax code, participants or their designated beneficiaries are entitled to payment of vested benefits upon termination of employment. On attaining age 65, participants are entitled to distribution of the full value of their benefits even if they continue to be employed by us. Such employees also have the option of deferring payment until April 1 following the year they attain the age of 70 1/2. In addition, hardship and other in-service distributions are available under certain circumstances and subject to certain conditions. The amount of benefits ultimately payable to a participant under the plan depends on the level of the participant's salary deferral contributions under the plan, the amount of our discretionary and matching contributions made to the plan and the performance of the investment funds maintained under the plan in which participants are invested.

                   CERTAIN TRANSACTIONS WITH RELATED PARTIES

     The following is a discussion of transactions between our company and its executive officers, directors and shareholders owning more than 5% of our common stock. We believe that the terms of each of these transactions were at least as favorable as could have been obtained in similar transactions with unaffiliated third parties.

     Effective May 29, 2002, we changed our name to Hornbeck Offshore Services, Inc. from HORNBECK-LEEVAC Marine Services, Inc., and one of our subsidiaries changed its name to Hornbeck Offshore Transportation, LLC for LEEVAC Marine, LLC. In connection with these name changes, we terminated a cross-license with Cari Investment Company covering the use of the name "LEEVAC" and certain logos associated with such name, and assigned all of our interests therein to Cari Investment Company. In consideration, Cari Investment Company agreed not to use the name "LEEVAC" or its related logos in any activity that would compete with our business. Cari Investment Company is a holder of more than 5% of our common stock and Christian G. Vaccari, who served as our Chairman of the Board and Chief Executive Officer until February 2002 and who will serve as one of our directors until his resignation becomes effective at the closing of this offering, is the President, Chief Executive Officer and Chairman of the Board of Cari Investment Company.

     Mr. Vaccari is also a member of LEEVAC Industries, LLC. Four of our offshore supply vessels delivered since January 1, 2001 were built by LEEVAC Industries. As of June 1, 2002, we had contracts with LEEVAC Industries for the construction of four additional offshore supply vessels, which are the first four vessels to be constructed under our current eight-vessel newbuild program. Since January 1, 2001, we have made payments under our various shipyard contracts with LEEVAC Industries aggregating $36.3 million, and at July 1, 2002 our contracts with LEEVAC Industries call for the payment of an additional $34.2 million over the course of construction of the four offshore supply vessels. Our current and past contracts with LEEVAC Industries were entered into following a competitive bidding process. In connection with our contract with LEEVAC Industries relating to the construction of the first four vessels under our current newbuild program, we received a favorable fairness opinion from an independent appraiser with respect to the terms of the transaction.

     On June 5, 1998, Enron North America Corp. and Joint Energy Development Investments II Limited Partnership entered into an agreement with us and two of our subsidiaries, Hornbeck Offshore Services, Inc. and LEEVAC Marine Inc. (now known as Hornbeck Offshore Services, LLC and Hornbeck Offshore Transportation, LLC, respectively), pursuant to which Enron North America and Joint Energy Development Investments agreed to lend these subsidiaries $20 million. In connection with this facility, our subsidiaries issued to each of Enron North America and Joint Energy Development Investments a promissory note in the amount of $10 million, each bearing interest at 7% annually. ENA CLO I Holding Company I L.P., an affiliate of Enron North America, subsequently succeeded to the interests, obligations, duties and rights of both Joint Energy Development Investments and Enron North America as lenders under this facility. These notes were paid in full in July 2001 with proceeds from the private placement of our senior notes and this credit facility has been terminated.

     In connection with this facility, Enron North America and Joint Energy Development Investments were each issued warrants to purchase shares of our common stock and, as a result of holding such warrants, became the beneficial owners of more than 5% of our common stock. On October 25, 2001, we repurchased all of the warrants for an aggregate purchase price of $14.5 million. In order to finance the repurchase of the warrants, we completed a private placement of $14.6 million of our common stock.

     In connection with Richard Cryar's resignation from our board of directors, the board approved an amendment to his outstanding stock options providing for full vesting at the closing of this offering of any unvested options previously granted to Mr. Cryar. As a result, options covering 21,000 shares of our common stock that were not exercisable at the time Mr. Cryar tendered his resignation will become exercisable at the closing of this offering.

     We have entered into registration rights agreements, voting agreements and stockholders agreements with Todd M. Hornbeck, Troy A. Hornbeck, Cari Investment Company and SCF-IV, L.P. Please read the sections entitled "Principal and Selling Stockholders -- Voting Agreements," "Description of Capital
Stock -- Common Stock," "-- Registration Rights" and "-- Anti-Takeover Effects of Certificate, Bylaws, Stockholder Rights Plan and Delaware Law" for information regarding the terms of these agreements.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our voting securities as of July 18, 2002 and as adjusted to reflect the sale of the shares of our common stock offered pursuant to this prospectus by:

     - each person who is known to us to be the beneficial owner of more than 5% of our voting securities;

     - each of our directors;

     - each of our executive officers and all of our executive officers and directors as a group; and

     - each selling stockholder who is not also a director, executive officer or the beneficial owner of more than 5% of our voting securities.

     The number of shares listed in the table as being offered is allocated based on preliminary indications from selling stockholders of the number of shares they wish to sell, assuming an offering by all selling stockholders of shares. These amounts are subject to change until the selling stockholders enter into binding agreements regarding their shares. The directors and executive officers of the company, other than Mr. Vaccari, are not selling shares in this offering. Additionally, SCF-IV, L.P. and the William Herbert Hunt Trust Estate will not be selling more than 33 1/3% of the shares of our common stock that they own, respectively.

     Unless otherwise indicated, each person named below has an address in care of our principal executive offices and has sole power to vote and dispose of the shares of voting securities beneficially owned by them, subject to community property laws where applicable. The table below assumes that the underwriters do not purchase additional shares of common stock from us in this offering to cover over-allotments. It is therefore based on 30,301,036 shares of our common stock
outstanding prior to this offering and           shares outstanding immediately
after this offering.

                                             SHARES OWNED AS OF JULY 18, 2002
                                 ---------------------------------------------------------
                                     DIRECT OWNERSHIP            BENEFICIAL OWNERSHIP
                                 -------------------------   -----------------------------
                                 NUMBER OF   PERCENTAGE OF   NUMBER OF      PERCENTAGE OF    NUMBER OF SHARES
                                  SHARES      OUTSTANDING      SHARES       OUTSTANDING(1)    BEING OFFERED
                                 ---------   -------------   ---------      --------------   ----------------
5% STOCKHOLDERS, EXECUTIVE
 OFFICERS AND DIRECTORS:
SCF-IV, L.P....................  9,864,912       32.6         9,864,912(2)       32.6
Cari Investment Company........  5,129,364       16.9  }                                                 }
                                                       }      5,753,982(3)       18.8                    }
Christian G. Vaccari...........    317,078        1.0  }                                                 }
William Herbert Hunt Trust                             }                                                 }
 Estate........................  5,065,976       16.7  }      5,123,976(4)       16.0                    }
Bruce W. Hunt..................     25,000          *  }                                                 }
Todd M. Hornbeck...............  1,537,736        5.1         3,242,736(5)       10.6                --
Rock Creek Partners II, Ltd....  2,283,545        7.5  }                                                 }
Rock Creek II Co. Investments,                         }      2,660,904(6)        8.8                    }
 Ltd...........................    377,359        1.2  }                                                 }
Carl G. Annessa................     70,000          *           160,000(7)          *                --
James O. Harp, Jr. ............     35,088          *            68,421(8)          *                --
Timothy P. McCarthy............         --         --                --            --                --
Paul M. Ordogne................     99,300          *           146,000(9)          *                --
Richard W. Cryar...............     43,143          *            97,143(10)         *                --
Larry D. Hornbeck..............    159,120          *           166,120(11)         *                --
Bernie W. Stewart..............    111,186          *           125,620(12)         *                --
Andrew L. Waite................      2,210          *             9,377(13)         *                --
All shares owned or controlled
 by executive officers and
 directors as a group (11
 persons)......................  2,399,861        7.9        14,872,375(14)      47.8
OTHER SELLING STOCKHOLDERS:
Advantage Capital Partners VI                          }                                                 }
 Limited Partnership...........    159,849          *  }                                                 }
Advantage Capital Partners VII                         }        456,710(15)    1.5                       }
Limited Partnership............    296,861          *  }                                                 }
Red Rock Interests, Ltd........    188,680          *           188,680(16)         *
Nori Vaccari Starck............    150,944          *           150,944             *
Jon Vaccari....................    150,944          *           150,944             *

                                  SHARES BENEFICIALLY OWNED
                                   UPON COMPLETION OF THIS
                                           OFFERING
                                 ----------------------------
                                 NUMBER OF     PERCENTAGE OF
                                  SHARES       OUTSTANDING(1)
                                 ---------     --------------
5% STOCKHOLDERS, EXECUTIVE
 OFFICERS AND DIRECTORS:
SCF-IV, L.P....................           (2)
Cari Investment Company........
                                          (3)
Christian G. Vaccari...........
William Herbert Hunt Trust
 Estate........................           (4)
Bruce W. Hunt..................
Todd M. Hornbeck...............  3,422,736(5)
Rock Creek Partners II, Ltd....
Rock Creek II Co. Investments,            (6)
 Ltd...........................
Carl G. Annessa................    220,000(7)
James O. Harp, Jr. ............    135,088(8)
Timothy P. McCarthy............         --
Paul M. Ordogne................    174,800(9)
Richard W. Cryar...............     97,143(10)
Larry D. Hornbeck..............    166,120(11)
Bernie W. Stewart..............    125,620(12)
Andrew L. Waite................      9,377(13)
All shares owned or controlled
 by executive officers and
 directors as a group (11
 persons)......................           (14)
OTHER SELLING STOCKHOLDERS:
Advantage Capital Partners VI
 Limited Partnership...........
Advantage Capital Partners VII            (15)
Limited Partnership............
Red Rock Interests, Ltd........           (16)
Nori Vaccari Starck............
Jon Vaccari....................

---------------

  *  Less than 1%.

 (1) Percentages of outstanding common stock beneficially owned for each beneficial owner and for the officers and directors as a group have been calculated by dividing (1) the outstanding shares held by such owner or such group plus additional shares such owner or such group, respectively, is entitled to acquire pursuant to options or warrants exercisable within sixty (60) days by (2) the total outstanding shares of our common stock plus the additional shares only such owner or such group, respectively, is entitled to acquire pursuant to such options or warrants.

 (2) SCF-IV, L.P. is a limited partnership of which the ultimate general partner is L.E. Simmons & Associates, Incorporated. The Chairman of the Board and President of L.E. Simmons & Associates, Incorporated is Mr. L.E. Simmons. As such Mr. Simmons may be deemed to have voting and dispositive power over the shares owned by SCF-IV, L.P. The address of Mr. Simmons and SCF-IV, L.P. is 6600 Chase Bank Tower, 600 Travis Street, Houston, Texas 77002. Pursuant to a voting arrangement agreed to by SCF-IV, L.P. and the company in connection with our private equity offering completed in October 2001, SCF is restricted from voting 562,081 of those shares.

 (3) Cari Investment Company is owned entirely by Christian G. Vaccari and other members of his family. Mr. Vaccari also serves as its chief executive officer and may be deemed to share voting and dispositive power with respect to the shares of common stock owned by Cari Investment Company. Cari Investment Company's address is 1100 Poydras Street, Suite 2000, New Orleans, Louisiana 70163. Beneficial ownership includes options to purchase 300,000 shares of common stock that are currently exercisable by Mr. Vaccari and a total of 7,540 shares of common stock held in trusts for the benefit of Mr. Vaccari's children.

 (4) Mr. Bruce W. Hunt is a representative of the William Herbert Hunt Trust Estate and may be deemed to share voting and dispositive power with respect to the shares of common stock owned by the Trust Estate. Beneficial ownership includes options to purchase 33,000 shares of common stock that are currently exercisable by Mr. Hunt. The Trust Estate's address is 3900 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas 75201.

 (5) Troy A. Hornbeck has granted a power of attorney to Todd M. Hornbeck covering the voting interest in his 1,500,000 shares, and therefore Todd Hornbeck has control of all voting decisions with respect to a total of 3,037,376 shares. Beneficial ownership as of July 18, 2002 includes options to purchase 205,000 shares of common stock that are currently exercisable by Todd Hornbeck and beneficial ownership upon completion of this offering includes options to purchase an additional 180,000 shares that become exercisable by Todd Hornbeck at such time.

 (6) Rock Creek Capital Group, Inc. is the ultimate general partner of both Rock Creek Partners II, Ltd. and Rock Creek II Co. Investments, Ltd. As such, it may be deemed to have voting and dispositive power with respect to the shares owned by Rock Creek Partners II, Ltd. and Rock Creek II Co. Investments, Ltd. The address of all of these entities is 1200 River Place Drive, Suite 902, Jacksonville, Florida 32207.

 (7) Beneficial ownership as of July 18, 2002 includes options to purchase 90,000 shares of common stock that are currently exercisable, and beneficial ownership upon completion of this offering includes options to purchase an additional 60,000 shares that become exercisable at such time.

 (8) Beneficial ownership as of July 18, 2002 includes options to purchase 33,333 shares of common stock that are currently exercisable, and beneficial ownership upon completion of this offering includes options to purchase an additional 66,667 shares that become exercisable at such time.

 (9) Beneficial ownership as of July 18, 2002 includes options to purchase 46,700 shares of common stock that are currently exercisable, and beneficial ownership upon completion of this offering includes options to purchase an additional 28,800 shares that become exercisable at such time.

(10) Beneficial ownership includes options to purchase 54,000 shares of common stock that are currently exercisable.

(11) Beneficial ownership includes options to purchase 7,000 shares of common stock that are currently exercisable.

(12) Beneficial ownership includes options to purchase 14,434 shares of common stock that are currently exercisable.

(13) Mr. Waite serves as Managing Director of L.E. Simmons & Associates, Incorporated, the ultimate general partner of SCF-IV, L.P. As such, Mr. Waite may be deemed to have voting and dispositive power over the shares owned by SCF-IV, L.P. Mr. Waite disclaims beneficial ownership of the shares owned by SCF-IV, L.P. Beneficial ownership includes options to purchase 7,167 shares of common stock that are currently exercisable.

(14) Beneficial ownership as of July 18, 2002 includes options to purchase 769,634 shares of common stock that are currently exercisable, and beneficial ownership upon completion of this offering includes options to purchase an additional 328,800 shares that become exercisable at such time.

(15) Steven T. Stull is the President of Advantage Capital NOLA VI, L.L.C. and Advantage Capital NOLA VII, L.L.C., which are the ultimate general partners of Advantage Capital Partners VI Limited Partnership and Advantage Capital Partners VII Limited Partnership, respectively. As such, he may be deemed to have voting and dispositive power with respect to the shares owned by Advantage Capital Partners VI and Advantage Capital Partners VII. The address of Mr. Stull and of all of these entities is 909 Poydras Street, Suite 2230, New Orleans, Louisiana 70112.

(16) Red Rock Management, LLC is the ultimate general partner of Red Rock Interests, Ltd. As such, it may be deemed to have voting and dispositive power with respect to the shares owned by Red Rock Interests, Ltd. The address of both of these entities is 802 Friar Tuck Drive, Houston, Texas 77024.

VOTING AGREEMENTS

     Under the terms of a stockholders' agreement among SCF-IV, L.P., Todd M. Hornbeck, Troy A. Hornbeck, Cari Investment Company and the company, Todd and Troy Hornbeck and Cari Investment Company have agreed to vote their shares in favor of SCF-IV, L.P.'s designee to our board, so long as it owns at least 5% of the company's outstanding common stock. Under this agreement, SCF-IV, L.P. also agrees to vote its shares in favor of the two designees of Todd and Troy Hornbeck and the two designees of Cari Investment Company. Pursuant to a voting arrangement entered into between SCF-IV, L.P. and the company in connection with our private equity offering completed in October 2001, SCF is restricted from voting 562,081 of its shares.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following description of our capital stock, our certificate of incorporation and bylaws is only a summary. For more complete information, you should refer to our certificate of incorporation and bylaws, which we have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. In addition, you should refer to the general corporation laws of Delaware, which also govern our structure, management and activities.

     As of July 1, 2002, our authorized capital stock consisted of:

     - 100,000,000 shares of common stock, par value $.01 per share, of which 30,301,036 were outstanding and held by approximately 75 holders of record; and

     - 5,000,000 shares of preferred stock, par value $.01 per share, of which will be designated as Series A Junior Participating Preferred Stock in connection with the stockholder rights plan discussed below, but none are currently outstanding.

One of the consequences of our authorized but unissued common and preferred stock may be to enable our board to make more difficult or to discourage an attempt to obtain control of our company. Use of the common or preferred stock for this purpose might also protect incumbent management.

     Before this offering, there has been no public market for our common stock. Although we intend to apply to list the common stock on the
                    , we cannot assure you that a market for our common stock will develop or, if one develops, that it will be sustained.

COMMON STOCK

     General. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Stockholders are not permitted to cumulate their votes. With certain exceptions, which are described below, a majority of the votes entitled to be cast and represented in person or by proxy at a meeting of stockholders is required to approve any matter on which stockholders vote. The affirmative vote of holders of at least 80% of the shares entitled to vote is required to approve certain amendments to our certificate of incorporation and bylaws. See "-- Anti-Takeover Effects of Certificate, Bylaws, Stockholder Rights Plan and Delaware Law -- Board of Directors." The affirmative vote of holders of at least 66 2/3% of the shares entitled to vote is required to approve or authorize:

     - a merger or consolidation with any other corporation;

     - the sale, lease, exchange or other disposition of all or substantially all of our assets;

     - a liquidation of our company; or

     - any amendments to our certificate of incorporation other than those indicated in this paragraph.

     The holders of common stock are entitled to receive ratably such dividends as may be declared from time to time by our board out of funds legally available for the payment of dividends, subject to preferences that may be applicable to any outstanding preferred stock. The indenture governing our senior notes and the agreement governing our revolving line of credit limit and in some circumstances prohibit our ability to declare or pay dividends. If we liquidate, dissolve or otherwise wind up our business, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of prior distribution rights of preferred stock, if any is then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

     Voting Agreements. Under the terms of a stockholders' agreement entered into October 27, 2000 among SCF-IV, L.P., Todd M. Hornbeck, Troy A. Hornbeck, Cari Investment Company and the company, Todd and Troy Hornbeck and Cari Investment Company have agreed to vote their shares in favor of SCF-IV, L.P.'s designee to our board, so long as it owns at least 5% of the company's outstanding common stock or, prior to an initial public offering, it owns at least 80% of the common stock it acquired in November 2000. Under this agreement, SCF-IV, L.P. also agrees to vote its shares in favor of the two designees of Todd and Troy Hornbeck and the two designees of Cari Investment Company. Pursuant to a voting arrangement entered into between SCF-IV, L.P. and the company in connection with our private equity offering completed in October 2001, SCF is restricted from voting 562,081 of its shares.

     See also "Business -- Environmental and Other Governmental Regulation" for a discussion of restrictions on foreign ownership of our stock.

PREFERRED STOCK

     Our board, without further action by our stockholders, is authorized to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including:

     - dividends rights;

     - conversion rights;

     - voting powers;

     - redemption rights; and

     - liquidation preferences.

     The issuance of preferred stock provides us with flexibility in achieving various corporate purposes, including possible acquisitions, but it could adversely affect the voting rights of holders of common stock. It could also affect the likelihood that holders of common stock will receive dividends or payments upon liquidation.

     A total of      shares of preferred stock will be designated as Series A
Junior Participating Preferred Stock, which we refer to as "the Series A Preferred Stock", in connection with our stockholder rights plan discussed below. No other series of preferred stock is designated and no shares of preferred stock are outstanding.

REGISTRATION RIGHTS

     Under the terms of a stockholders' agreement among us, Todd M. Hornbeck, Troy A. Hornbeck and Cari Investment Company, Todd and Troy Hornbeck and Cari Investment Company are entitled to require us to file a registration statement under the Securities Act of 1933 to sell some or all of the shares of our common stock held by them. We are only required to make one such stand-alone registration for each of Todd and Troy Hornbeck and one for Cari Investment Company. In addition, holders of a majority of the shares of our common stock issued to the Hornbecks and Cari Investment Company on June 5, 1997 and shares issued with equivalent registration rights to other persons or entities may require us to register some or all of such shares if they have not already been registered and may not then be sold under Rule 144(k) of the Securities Act of 1933. Todd and Troy Hornbeck and Cari Investment Company also have the right to include some or all of their shares of common stock in any other registration statement that we file involving our common stock.

     Under the terms of a registration rights agreement among us and SCF-IV, L.P., SCF-IV, L.P. and other stockholders that purchased shares of our common stock in the private placement of our common stock completed in November 2000 have the right to include some or all of such shares, and any shares issued in respect of such shares, in any registration statement that we file involving our common stock. Also under such agreement, the holders of 50.1% of the shares of our common stock issued in the November 2000 private placement, which, at this time, is only SCF-IV, L.P., are entitled to require us to file a registration statement under the Securities Act of 1933 to sell some or all of the common stock held by them.

     All persons with registration rights under the foregoing agreements have either elected to participate in this offering or have waived their rights to participate.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

ANTI-TAKEOVER EFFECTS OF CERTIFICATE, BYLAWS, STOCKHOLDER RIGHTS PLAN AND DELAWARE LAW

     General. Our certificate of incorporation and bylaws contain provisions and our board of directors has adopted a stockholder rights plan that are designed in part to make it more difficult and time-consuming for a person to obtain control of our company. The provisions of our certificate of incorporation, bylaws and stockholder rights plan reduce the vulnerability of our company to an unsolicited takeover proposal. On the other hand, these provisions may have an adverse effect on the ability of stockholders to influence the governance of our company. In addition, our certificate of incorporation contains provisions that enable our board to limit the amount of our common stock that may be owned by persons who are not U.S. citizens. See "Business -- Environmental and Other Governmental Regulation." This may adversely affect the liquidity of our common stock in certain situations. We have summarized the provisions of our certificate of incorporation and bylaws, other than those dealing with citizenship, and the terms of our stockholder rights plan below, but you should read our certificate of incorporation, bylaws and stockholder rights plan for a more complete description of the rights of holders of our common stock.

     Board of Directors. Our certificate of incorporation and bylaws divide the members of our board of directors into three classes serving three-year staggered terms. The classification of directors makes it more difficult for our stockholders to change the composition of our board: at least two annual meetings of stockholders may be required for the stockholders to change a majority of the directors, whether or not a majority of our stockholders favors such a change. The affirmative vote of the holders of at least eighty percent (80%) of the shares entitled to vote is required to alter or repeal the provision related to the classification of our board.

     Our stockholders may only remove directors from office for cause by the affirmative vote of stockholders holding at least 80% of the shares entitled to vote at an election of directors. Our stockholders may not remove directors without cause. Vacancies in a directorship may be filled only by the vote of a majority of the remaining directors, although if a director was removed by the stockholders, the vacancy may be filled at the meeting at which the removal took place, if the notice of such meeting specified that the vacancy would be filled by the stockholders, by the affirmative vote of stockholders holding at least 80% of the shares entitled to vote. The number of directors may be fixed by resolution of the board, but must be no less than four nor more than nine unless otherwise determined by holders of 80% of the shares entitled to vote at an election of directors or by unanimous consent of the board.

     Contractual Restrictions on Transfer by Certain Stockholders. Todd M. Hornbeck, Troy A. Hornbeck and Cari Investment Company have agreed, after we become a reporting company under the Securities Exchange Act of 1934, to give us notice of and an opportunity to make a competing offer regarding a decision by any of them to sell or consider accepting an offer to sell to a single person or entity shares of common stock representing 5% or more of our common stock, other than in compliance with Rule 144 or to an affiliate or family member of the holder. SCF-IV, L.P. has also agreed to give us notice of and an opportunity to make a competing offer regarding a decision by it to sell or consider accepting an offer to sell to a single person or entity shares of common stock representing 5% or more of our common stock. SCF-IV, L.P. is further prohibited from transferring any of its shares of our common stock to any person or entity that is a competitor of ours.

     Supermajority Voting.  The affirmative vote of the holders of at least
66 2/3% of our outstanding voting stock is required to amend or repeal our certificate of incorporation, except with respect to the classification of the board, which requires the affirmative vote of the holders of at least 80% of our outstanding voting stock. The affirmative vote of the holders of at least 80% of our outstanding voting stock is required to amend, alter, change or repeal the provisions in our bylaws governing the following matters:

     - the composition of the board of directors, including the classification of the board;

     - the removal of directors and the procedure for electing the successor to a removed director;

     - the date and time of the annual meeting;

     - advance notice of stockholder nominations and stockholder business; and

     - the procedure for calling a special meeting of stockholders.

     No Stockholder Action by Written Consent. Under Delaware law, unless a corporation's certificate of incorporation specifies otherwise, any action that could be taken at an annual or special meeting of stockholders may be taken without a meeting and without notice to or a vote of other stockholders if a consent in writing is signed by holders of outstanding stock having voting power sufficient to take such action at a meeting at which all outstanding shares were present and voted. Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders. As a result, our stockholders may not act upon any matter except at a duly called meeting.

     Advance Notice of Stockholder Nominations and Stockholder Business. Our stockholders may nominate a person for election as a director or bring other business before a stockholder meeting only if written notice of an intent to do so is given at a specified time in advance of the meeting.

     Special Meetings of the Stockholders. Special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the president, a majority of the directors or holders of not less than 25% of the shares entitled to vote at the meeting.

     Stockholder Rights Plan. Our board approved the form of a stockholder rights plan on July 18, 2002, a copy of which will be filed with the Commission, in anticipation of declaring a dividend of one right for each outstanding share of our common stock to stockholders of record on completion of this offering. Once a dividend of the rights is declared, the rights will only become exercisable, and transferable apart from our common stock, 10 business days following a public announcement that a person or group has acquired beneficial ownership of, or has commenced a tender or exchange offer for, 15% or more of our common stock. The discussion that follows sets forth the operation of the rights once the dividend of the rights has been declared and the rights have been issued to the stockholders.

     Each right will initially entitle the holder to purchase one one-hundredth of one share of our Series A Preferred Stock at a price to be determined, subject to adjustment. In the event that a person becomes a 15% or more holder whose acquisition of 15% or more of common stock triggered the exercise of the rights of our common stock, each holder of a right (other than the person whose acquisition of 15% or more of common stock triggered the exercise of the rights) will be entitled, instead, to receive upon exercise of each right a number of shares of our common stock (or, in certain circumstances, cash, property or other securities of us) having a current market price equal to twice the exercise price for one one-hundredth of a share of Series A Preferred Stock. Similarly, if after an event triggering the exercise of the rights we are acquired in a merger or other business combination, or 50% or more of our assets or earning power are sold or transferred, each right will entitle the holder thereof (other than the person whose acquisition of 15% or more of common stock triggered the exercise of the rights) to receive a number of shares of common stock of the company acquiring us having a current market price equal to twice the exercise price for one one-hundredth of a share of Series A Preferred Stock.

     We may redeem the rights in whole, but not in part, at a redemption price of $.01 per right at any time before the rights become exercisable. The rights will expire 10 years from the record date to be set for the dividend of the rights. Pursuant to the stockholder rights plan, all shares of our Series A Preferred Stock, once established, will be reserved for issuance upon exercise of rights.

     The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group who attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if such acquisition may be favorable to the interests of our stockholders. Because our board of directors can redeem the rights or approve certain offers, the rights should not interfere with any merger or other business combination approved by our board of directors.

     The description and terms of the rights are set forth in a Rights Agreement to be entered into between the company and Mellon Investor Services, LLC, which serves as the rights agent.

     Delaware Business Combination Statute. Section 203 of the Delaware General Corporation Law provides that, subject to specified exceptions, an "interested stockholder" of a Delaware corporation may not engage in any "business combination," including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

     - before such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

     - on or after such time, the business combination is approved by the board of directors of the corporation and authorized not by written consent, but at an annual or special meeting of stockholders, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

     Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of a transaction specified in Section 203 and involving the corporation and a person who:

     - had not been an interested stockholder during the previous three years;
       or

     - became an interested stockholder with the approval of a majority of the corporation's directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

     Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

     - any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the date of determination; and

     - the affiliates and associates of any such person.

     Under some circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation provides for indemnification of directors and officers under the circumstances and to the full extent permitted by Delaware law. We have also entered into indemnification agreements with our directors and officers.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Sales by our existing stockholders of a substantial number of shares of our common stock held by them in the public market could cause the market price of our common stock to fall and could affect our ability to raise capital on terms favorable to us in the future.

     Upon completion of this offering, we will have outstanding           shares
of common stock, assuming the underwriters' over-allotment option is not
exercised. Of these shares,           shares, or           shares if the
underwriters exercise their over-allotment option in full, of the common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933 unless purchased by our affiliates as that term is
defined in Rule 144 under the Securities Act. The remaining           shares of
common stock outstanding will be restricted securities under Rule 144 and may in the future be sold without registration under the Securities Act to the extent permitted by Rule 144 or any other applicable exemption under the Securities Act, subject to the restrictions on transfer described in "Description of Securities -- Anti-Takeover Effects of Certificate, Bylaws, Stockholder Rights Plan and Delaware Law -- Contractual Restrictions on Transfer by Certain Stockholders" and the lock-up agreements described below.

     Our executive officers, directors and certain stockholders have agreed pursuant to lock-up agreements that, with limited exceptions, they will not sell any shares of our common stock for a period of 180 days from the date of this prospectus without the prior written consent of lead underwriter.

     As a result of these lock-up agreements and the rules under the Securities Act, the restricted shares will be available for sale in the public market, subject in most cases to volume and other restrictions, as follows:

DAYS AFTER THE                   NUMBER OF SHARES
EFFECTIVE DATE                   ELIGIBLE FOR SALE               COMMENT
--------------                   -----------------               -------
Upon effectiveness.............                      Restricted shares not locked up
                                                     and eligible for sale under
                                                     Rule 144
90 days........................                      Restricted shares not locked up
                                                     and eligible for sale under
                                                     Rules 144 and 701
180 days.......................                      Lock-up released; restricted
                                                     shares eligible for sale under
                                                     Rules 144 and 701

     Upon expiration of the lock-up period, or to the extent restricted shares are not subject to the lock-up restrictions, the restricted shares will become available for sale in the public market, subject to Rule 144 and Rule 701 of the Securities Act.

     The shares set forth in the above table do not include 1,635,101 shares of our common stock issuable under options that will be exercisable upon completion
of this offering,           of which will be eligible for sale after 90 days and
          of which will be eligible for sale after 180 days.

RULE 144

     In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated, such as an affiliate) who has beneficially owned restricted shares for at least one year, is permitted to sell, within any three-month period, the number of such restricted shares that does not exceed the greater of:

     - one percent (1%) of the then-outstanding shares of common stock, which
       will equal approximately           shares after giving effect to this
       offering; or

     - the average weekly trading volume of our common stock during the four calendar weeks preceding such sale.

     Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us.

RULE 144(k)

     In addition, under Rule 144(k) of the Securities Act, a person who was not an affiliate of our company at any time within the three months preceding a sale, and who has beneficially owned shares for at least two years, may sell such shares immediately following this offering without having to comply with volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

RULE 701

     Any employees, directors, officers, consultants and advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits resales of such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

     Following the consummation of this offering, we intend to file a registration statement on Form S-8 covering a total of 3.5 million shares of common stock reserved for issuance under our Incentive Compensation Plan. Shares of our common stock so registered will, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and the expiration of any applicable lock-up agreement, be available for sale immediately in the open market. Options covering 1,635,101 shares of our common stock will be exercisable upon completion of this offering.

                                  UNDERWRITING

     We, the selling stockholders, and the underwriters for this offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., CIBC World Markets Corp., Jefferies & Company, Inc., RBC Dain Rauscher Inc., Simmons & Company International and Johnson Rice & Company, LLC are the representatives of the underwriters.

                        Underwriters                           Number of Shares
                        ------------                           ----------------
Goldman, Sachs & Co. .......................................
CIBC World Markets Corp. ...................................
Jefferies & Company, Inc. ..................................
RBC Dain Rauscher Inc. .....................................
Simmons & Company International.............................
Johnson Rice & Company, L.L.C. .............................
                                                                   --------
  Total.....................................................
                                                                   ========

     The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from us and the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Hornbeck Offshore and by the selling stockholders. Such amounts are shown assuming both no exercise and full
exercise of the underwriters' option to purchase           additional shares.

               Paid by Hornbeck Offshore                 No Exercise   Full Exercise
               -------------------------                 -----------   -------------
Per Share..............................................  $             $
Total..................................................  $             $

           Paid by the Selling Stockholders              No Exercise   Full Exercise
           --------------------------------              -----------   -------------
Per Share..............................................  $             $
Total..................................................  $             $

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
other brokers for dealers at a discount of up to $     per share from the
initial public offering price. If all of the shares are not sold at the initial public offering price, the representatives may change this offering price and the other selling terms.

     The company, our executive officers and directors, the selling stockholders and certain of our other stockholders have agreed with the underwriters not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

     Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated between us and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to the market valuation of companies in related businesses.

     We intend to apply to list our common stock on                     under
the trading symbol "     ". In order to meet one of the requirements for listing
our common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters' option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on
                    , in the over-the-counter market or otherwise.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $ million, and the selling stockholders estimate that their share will be
approximately $     million.

     The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     An affiliate of RBC Dain Rauscher Inc. acted as an initial purchaser in connection with our private placement of 10 5/8% senior notes for which it received customary fees.

                                 LEGAL MATTERS

     Certain legal matters in connection with the validity of the shares of common stock offered hereby will be passed on for us by Winstead Sechrest & Minick P.C., Houston, Texas. R. Clyde Parker, Jr., a shareholder in Winstead Sechrest & Minick, is a nonvoting, advisory director appointed by our board of directors, owns 138,500 shares of our common stock and has options to acquire 30,000 shares of our common stock. Vinson & Elkins L.L.P., Houston, Texas, will pass on certain legal matters for the underwriters. Baker Botts L.L.P., Houston, Texas will pass upon certain legal matters for the selling stockholders.

                                    EXPERTS

     The consolidated financial statements of Hornbeck Offshore Services, Inc. and the combined financial statements of Spentonbush/Red Star Group appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein and in the registration statement. Such financial statements have been included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
  STATEMENTS:
  Introductory Paragraph....................................   F-2
  Pro Forma Condensed Consolidated Statement of Operations
     for the Year Ended December 31, 2001 and the Three
     Months Ended March 31, 2002............................   F-3
  Pro Forma Condensed Consolidated Balance Sheet as of March
     31, 2002...............................................   F-7
CONSOLIDATED FINANCIAL STATEMENTS OF HORNBECK OFFSHORE SERVICES,
  INC.:
  Report of Independent Auditors............................   F-9
  Consolidated Balance Sheets as of December 31, 2000 and
     2001 and March 31, 2002 (Unaudited)....................  F-10
  Consolidated Statements of Operations for Each of the
     Three Years in the Period Ended December 31, 2001 and
     for the Three Months Ended March 31, 2001 and 2002
     (Unaudited)............................................  F-11
  Consolidated Statements of Changes in Stockholders' Equity
     for Each of the Three Years in the Period Ended
     December 31, 2001 and for the Three Months Ended March
     31, 2002 (Unaudited)...................................  F-12
  Consolidated Statements of Cash Flows for Each of the
     Three Years in the Period Ended December 31, 2001 and
     for the Three Months Ended March 31, 2001 and 2002
     (Unaudited)............................................  F-13
  Notes to Consolidated Financial Statements................  F-14
COMBINED FINANCIAL STATEMENTS OF SPENTONBUSH/RED STAR GROUP:
  Report of Independent Auditors............................  F-33
  Combined Balance Sheets as of December 31, 1999 and
     2000...................................................  F-34
  Statement of Combined Income and Retained Earnings for
     Each of the Three Years in the Period Ended December
     31, 2000...............................................  F-35
  Combined Statements of Cash Flows for Each of the Three
     Years in the Period Ended December 31, 2000............  F-36
  Notes to Combined Financial Statements....................  F-37

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
            (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE INFORMATION)

     The following unaudited pro forma condensed consolidated financial statements are derived from our historical consolidated financial statements as set forth elsewhere in this prospectus and from the historical combined financial statements of the Spentonbush/Red Star Group included elsewhere in this registration statement with pro forma adjustments based on assumptions we have deemed appropriate. The unaudited pro forma combined statements of
operations give effect to offering of      shares of common stock and the
acquisition of the Spentonbush/Red Star Group tug and tank barge fleet as if the transactions had occurred on January 1, 2001. The Spentonbush/Red Star Group was acquired on May 31, 2001 and accordingly their operating results are included in our historical results from the date of the acquisition. The pro forma balance
sheet is presented as if the offering of      shares of common stock occurred on
March 31, 2002. The transactions and the related adjustments are described in the accompanying notes. In the opinion of management, all adjustments have been made that are necessary to present fairly in accordance with Regulation S-X the pro forma condensed consolidated financial statements.

     The following unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only. They do not purport to be indicative of the financial position or results of operations that would actually have occurred if the transactions described had occurred as presented in such statements or that may be obtained in the future. In addition, future results may vary significantly from the results reflected in such statements due to factors described in "Risk Factors" included elsewhere in this registration statement. As discussed in "Use of Proceeds" included elsewhere in this prospectus we intend to use a portion of these proceeds along with cash on hand, cash flow from operations and amounts available under our revolving credit facility, to fund the costs of the construction of our current vessel newbuild program, possible future acquisitions, the retrofit of existing vessels or construction of additional vessels, and for general corporate purposes.

     The following unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements of the Company and the notes thereto and the combined financial statements of the Spentonbush/Red Star Group and the notes thereto included elsewhere in this registration statement.

                        HORNBECK OFFSHORE SERVICES, INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 2002
                                  (UNAUDITED)
                       (DOLLARS AND SHARES IN THOUSANDS)

                                                                    OFFERING        AS
                                                      HISTORICAL   ADJUSTMENTS   ADJUSTED
                                                      ----------   -----------   --------
Revenue.............................................   $22,743       $   --      $22,743
Operating expenses..................................     8,032           --        8,032
General and administrative expenses.................     2,848           --        2,848
Depreciation and amortization.......................     2,541           --        2,541
                                                       -------       ------      -------
Operating income....................................     9,322           --        9,322
Interest income.....................................       246           --          246
Interest expense....................................     3,941           --        3,941
                                                       -------       ------      -------
Income before income taxes..........................     5,627           --        5,627
Income tax expense..................................     2,138           --        2,138
                                                       -------       ------      -------
Net income..........................................   $ 3,489       $   --      $ 3,489
                                                       =======       ======      =======
Basic net income per share of common stock..........   $  0.12
                                                       =======                   =======
Diluted net income per share of common stock........   $  0.11
                                                       =======                   =======
Weighted average shares outstanding.................    30,138                          (a)
                                                       =======                   =======
Weighted average shares outstanding -- assuming
  dilution..........................................    30,461                          (a)
                                                       =======                   =======

       NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                       THREE MONTHS ENDED MARCH 31, 2002

     The following notes set forth the adjustments made in preparing the unaudited Pro Forma Condensed Consolidated Statement of Operations for the three months ended March 31, 2002. The pro forma adjustments are based on estimates made by us using information currently available and upon certain assumptions that we believe are reasonable.

     (a) Reflects the issuance of      shares of common stock.

                        HORNBECK OFFSHORE SERVICES, INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2001
                                  (UNAUDITED)
                       (DOLLARS AND SHARES IN THOUSANDS)

                                               HISTORICAL
                                        -------------------------
                                                     SPENTONBUSH/
                                                       RED STAR     ACQUISITION       PRO        OFFERING         AS
                                         COMPANY        GROUP       ADJUSTMENTS      FORMA     ADJUSTMENTS     ADJUSTED
                                         -------     ------------   -----------      -----     -----------     --------
Revenue...............................   $ 68,791      $19,149        $1,358(a)     $89,298       $   --       $ 89,298
Operating expenses....................     24,701       12,252          (708)(b)     36,245           --         36,245
General and administrative expenses...      8,473        1,874          (189)(c)     10,158           --         10,158
Depreciation and amortization.........      7,670           68         1,543(d)       9,281           --          9,281
                                         --------      -------        ------        -------       ------       --------
Operating income......................     27,947        4,955           712         33,614           --         33,614
Interest income.......................      1,455           --            --          1,455           --          1,455
Interest expense......................     13,617           --           752(e)      14,369           --         14,369
Other income..........................         --            2            --              2           --              2
                                         --------      -------        ------        -------       ------       --------
Income before income taxes and
  extraordinary item..................     15,785        4,957           (40)        20,702           --         20,702
Income tax (expense) benefit..........     (6,802)      (1,762)           15(f)      (8,549)          --         (8,549)
                                         --------      -------        ------        -------       ------       --------
Income before extraordinary item......   $  8,983      $ 3,195        $  (25)       $12,153       $   --       $ 12,153
                                         ========      =======        ======        =======       ======       ========
Basic net income per share of common
  stock...............................   $   0.35                                                              $
                                         ========                                                              ========
Diluted net income per share of common
  stock...............................   $   0.34                                                              $
                                         ========                                                              ========
Weighted average shares outstanding...     25,965                                                                      (g)
                                         ========                                                              ========
Weighted average shares
  outstanding -- assuming dilution....     26,180                                                                      (g)
                                         ========                                                              ========

       NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 2001

     The following notes set forth the adjustments made in preparing the unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2001. The pro forma adjustments are based on estimates made by us using information currently available and upon certain assumptions that we believe are reasonable.

     (a) Reflects a decrease in operating revenues of $1,223 to remove the revenues associated with two vessels owned by the Spentonbush/Red Star Group which were not purchased by the Company; a net increase of $1,373 to adjust to the terms of the contract of affreightment entered into with Amerada Hess in connection with the acquisition from the Spentonbush/Red Star Group; and an increase of $1,208 to reflect the Southeast Revenues associated with a contract obtained from Amerada Hess in connection with the acquisition from the Spentonbush/Red Star Group.

     (b) Reflects a decrease in operating expense of $872 to remove expenses for the two vessels owned by the Spentonbush/Red Star Group which were not purchased by the Company; an increase of $1,179 to record expenses related to the Southeast Revenues associated with the contract obtained from Amerada Hess in connection with the acquisition from the Spentonbush/Red Star Group; and a decrease of $1,015 to remove drydocking costs accrued by the Spentonbush/Red Star Group.

     (c) Reflects a decrease in general and administrative expenses of $189 to remove the expenses associated with the two vessels owned by the Spentonbush/Red Star Group which were not purchased by the Company.

     (d) Reflects a net increase in depreciation expense of $938 associated with the vessels acquired from the Spentonbush/Red Star Group at the allocated purchase price based on the fair value of the acquired vessels; a reduction of $68 to remove the depreciation expense recorded on these vessels by the Spentonbush/Red Star Group; and an increase of $673 as a result of amortization expense for vessels acquired from the Spentonbush/ Red Star Group that were drydocked during 1998, 1999, 2000 and the first five months of 2001 and have not been fully amortized.

     (e) Represents an increase in interest expense of $752 as a result of the incurrence of indebtedness to finance the Spentonbush/Red Star Group acquisition.

     (f) Represents an income tax benefit of $15 calculated at a statutory rate of 37%.

     (g) Reflects the issuance of      shares of common stock.

                        HORNBECK OFFSHORE SERVICES, INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                     MARCH 31, 2002
                                      (UNAUDITED)
                                 (DOLLARS IN THOUSANDS)

                                                                      OFFERING        AS
                                                        HISTORICAL   ADJUSTMENTS   ADJUSTED
                                                        ----------   -----------   --------
Current assets:
  Cash and cash equivalents...........................   $ 42,549      $    --(a)  $ 42,549
  Accounts receivable.................................      9,775           --        9,775
  Other current assets................................      2,750           --        2,750
                                                         --------      -------     --------
          Total current assets........................     55,074           --       55,074
                                                         --------      -------     --------
Property, plant and equipment.........................    207,044           --      207,044
  Accumulated depreciation............................     16,637           --       16,637
                                                         --------      -------     --------
          Net fixed assets............................    190,407           --      190,407
Other assets..........................................     12,242           --       12,242
                                                         --------      -------     --------
          Total assets................................   $257,723      $    --     $257,723
                                                         ========      =======     ========
Current liabilities:
  Accounts payable....................................   $  3,931      $    --     $  3,931
  Other accrued liabilities...........................      6,151           --        6,151
                                                         --------      -------     --------
          Total current liabilities...................     10,082           --       10,082
                                                         --------      -------     --------
Long-term debt........................................    172,110           --      172,110
Other long-term liabilities...........................     12,027           --       12,027
                                                         --------      -------     --------
          Total liabilities...........................    194,219           --      194,219
                                                         --------      -------     --------
Common stock..........................................        302           --(a)       302
Additional paid-in-capital............................     60,667           --(a)    60,667
Retained earnings.....................................      2,535           --        2,535
                                                         --------      -------     --------
          Total stockholders' equity..................     63,504           --       63,504
                                                         --------      -------     --------
          Total liabilities and stockholders'
            equity....................................   $257,723      $    --     $257,723
                                                         ========      =======     ========

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 2002

     The following notes set forth the adjustments made in preparing the unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2002. The pro forma adjustments are based on estimates made by us using information currently available and upon certain assumptions that we believe are reasonable.

OFFERING ADJUSTMENTS

     (a) Reflects an increase of $          to record issuance of shares of
common stock and increase of $          to record the proceeds from the issuance
of shares of common stock.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Hornbeck Offshore Services, Inc.:

     We have audited the accompanying consolidated balance sheets of Hornbeck Offshore Services, Inc. and subsidiaries (formerly known as HORNBECK-LEEVAC Marine Services, Inc. and HV Marine Services, Inc.) as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hornbeck Offshore Services, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

New Orleans, Louisiana
July 18, 2002

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (DOLLARS AND SHARES IN THOUSANDS)

                                                            DECEMBER 31,
                                                         -------------------    MARCH 31,
                                                           2000       2001        2002
                                                           ----       ----      ---------
                                                                               (UNAUDITED)
                                          ASSETS
Current assets:
  Cash and cash equivalents............................  $ 32,988   $ 53,203    $ 42,549
  Accounts receivable, net of allowance for doubtful
     accounts of $55, $133 and $289, respectively......     6,349     10,690       9,775
  Prepaid insurance....................................       668      1,047       2,005
  Other current assets.................................       333        665         745
                                                         --------   --------    --------
          Total current assets.........................    40,338     65,605      55,074
                                                         --------   --------    --------
  Property, plant and equipment, net...................    98,935    180,781     190,407
  Goodwill, net of accumulated amortization of $495,
     $621, and $621, respectively......................     2,755      2,628       2,628
  Deferred charges, net................................     5,120      9,803       9,614
                                                         --------   --------    --------
          Total assets.................................  $147,148   $258,817    $257,723
                                                         ========   ========    ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.....................................  $  2,183   $  5,624    $  3,931
  Current portion of long-term debt....................     6,834        437          --
  Accrued interest -- debt obligations.................       869      8,161       3,099
  Accrued interest -- warrants.........................    11,548         --          --
  Other accrued liabilities............................       928      2,867       3,052
                                                         --------   --------    --------
          Total current liabilities....................    22,362     17,089      10,082
                                                         --------   --------    --------
  Long-term debt, net of original issue discount of $0,
     $3,024, and $2,890, respectively..................    82,557    171,976     172,110
  Deferred tax liabilities, net........................     3,875      9,570      11,709
  Other liabilities....................................       157        316         318
                                                         --------   --------    --------
          Total liabilities............................   108,951    198,951     194,219
                                                         --------   --------    --------
Stockholders' equity:
  Preferred stock: $0.01 par value; 5,000 shares
     authorized; no shares issued and outstanding......        --         --          --
  Common stock: $0.01 par value; 100,000 shares
     authorized; 24,575, 30,135 and 30,192 shares
     issued and outstanding at December 31, 2000 and
     2001, and March 31, 2002, respectively............       246        301         302
  Additional paid-in capital...........................    45,924     60,519      60,667
  Retained earnings (deficit)..........................    (7,973)      (954)      2,535
                                                         --------   --------    --------
          Total stockholders' equity...................    38,197     59,866      63,504
                                                         --------   --------    --------
          Total liabilities and stockholders' equity...  $147,148   $258,817    $257,723
                                                         ========   ========    ========

 The accompanying notes are an integral part of these consolidated statements.

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                           THREE MONTHS
                                                            YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                                            -----------------------       ---------------
                                                          1999       2000       2001      2001      2002
                                                          ----       ----       ----      ----      ----
                                                                                            (UNAUDITED)
Revenue................................................  $25,723   $ 36,102   $ 68,791   $10,416   $22,743
Costs and expenses:
  Operating expenses...................................   16,890     20,410     32,371     5,072    10,573
  General and administrative expenses..................    2,852      3,355      8,473     1,345     2,848
                                                         -------   --------   --------   -------   -------
                                                          19,742     23,765     40,844     6,417    13,421
                                                         -------   --------   --------   -------   -------
  Operating income.....................................    5,981     12,337     27,947     3,999     9,322
Other income/expense:
  Interest income......................................      170        305      1,455       399       246
  Interest expense:
    Debt obligations...................................    5,262      8,216     10,665     1,561     3,941
    Warrants...........................................    2,262      7,262      2,952        --        --
                                                         -------   --------   --------   -------   -------
                                                           7,524     15,478     13,617     1,561     3,941
  Other expense, net...................................       20        138         --        --        --
                                                         -------   --------   --------   -------   -------
                                                           7,374     15,311     12,162     1,162     3,695
                                                         -------   --------   --------   -------   -------
Income (loss) before income taxes, cumulative effect of
  change in accounting principle and extraordinary
  item.................................................   (1,393)    (2,974)    15,785     2,837     5,627
Income tax expense.....................................      341      1,550      6,802     1,079     2,138
                                                         -------   --------   --------   -------   -------
Income (loss) before cumulative effect of change in
  accounting principle and extraordinary item..........   (1,734)    (4,524)     8,983     1,758     3,489
                                                         -------   --------   --------   -------   -------
Extraordinary loss, net of tax benefit of $1,065 in
  2001.................................................       --         --     (1,964)       --        --
Cumulative effect on prior years of change in
  accounting for start-up costs, net of taxes of $55...     (108)        --         --        --        --
                                                         -------   --------   --------   -------   -------
Net income (loss)......................................  $(1,842)  $ (4,524)  $  7,019   $ 1,758   $ 3,489
                                                         =======   ========   ========   =======   =======
Basic net income (loss) per share of common stock:
  Income (loss) before extraordinary item and
    cumulative effect of accounting change.............  $ (0.15)  $  (0.36)  $   0.35   $  0.07   $  0.12
  Extraordinary item...................................       --         --      (0.08)       --        --
  Cumulative effect of change in accounting
    principle..........................................    (0.01)        --         --        --        --
                                                         -------   --------   --------   -------   -------
Basic net income (loss) per share of common stock......  $ (0.16)  $  (0.36)  $   0.27   $  0.07   $  0.12
                                                         =======   ========   ========   =======   =======
Diluted net income (loss) per share of common stock:
  Income (loss) before extraordinary item and
    cumulative effect of accounting change.............  $ (0.15)  $  (0.36)  $   0.34   $  0.06   $  0.11
  Extraordinary item...................................       --         --      (0.08)       --        --
  Cumulative effect of change in accounting
    principle..........................................    (0.01)        --         --        --        --
                                                         -------   --------   --------   -------   -------
  Diluted net income (loss) per share of common
    stock..............................................  $ (0.16)  $  (0.36)  $   0.27   $  0.06   $  0.11
                                                         =======   ========   ========   =======   =======
Weighted average shares outstanding....................   11,367     12,468     25,965    24,575    30,138
                                                         =======   ========   ========   =======   =======
Weighted average shares outstanding -- assuming
  dilution.............................................   11,367     12,468     26,180    27,683    30,461
                                                         =======   ========   ========   =======   =======

 The accompanying notes are an integral part of these consolidated statements.

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       (DOLLARS AND SHARES IN THOUSANDS)

                                                    COMMON STOCK     ADDITIONAL   RETAINED        TOTAL
                                                  ----------------    PAID-IN     EARNINGS    STOCKHOLDERS'
                                                  SHARES    AMOUNT    CAPITAL     (DEFICIT)      EQUITY
                                                  ------    ------   ----------   ---------   -------------
BALANCE AT JANUARY 1, 1999......................  11,367     $114     $12,529      $(1,607)      $11,036
Net loss........................................      --       --          --       (1,842)       (1,842)
                                                  ------     ----     -------      -------       -------
BALANCE AT DECEMBER 31, 1999....................  11,367      114      12,529       (3,449)        9,194
Shares issued...................................  13,208      132      33,395           --        33,527
Net loss........................................      --       --          --       (4,524)       (4,524)
                                                  ------     ----     -------      -------       -------
BALANCE AT DECEMBER 31, 2000....................  24,575      246      45,924       (7,973)       38,197
Shares issued...................................   5,560       55      14,595           --        14,650
Net income......................................      --       --          --        7,019         7,019
                                                  ------     ----     -------      -------       -------
BALANCE AT DECEMBER 31, 2001....................  30,135      301      60,519         (954)       59,866
Shares issued...................................      75        1         198           --           199
Net income......................................      --       --          --        3,489         3,489
Repurchase and retirement of shares.............     (18)      --         (50)                       (50)
                                                  ------     ----     -------      -------       -------
BALANCE AT MARCH 31, 2002.......................  30,192     $302     $60,667      $ 2,535       $63,504
                                                  ======     ====     =======      =======       =======

 The accompanying notes are an integral part of these consolidated statements.

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                                  THREE MONTHS
                                                                                                      ENDED
                                                                 YEAR ENDED DECEMBER 31,            MARCH 31,
                                                                --------------------------     -------------------
                                                                1999       2000       2001       2001       2002
                                                                ----       ----       ----       ----       ----
                                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $ (1,842)  $ (4,524)  $  7,019   $  1,758   $  3,489
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation............................................     2,412      4,250      6,501      1,125      2,151
    Amortization............................................       720        913      1,169        232        390
    Provision for bad debts.................................        78        (77)        78         14        158
    Deferred income taxes...................................       286      1,550      5,816      1,079      2,138
    Loss on disposal of assets..............................        20         --         --         --         --
    Cumulative effect of accounting change..................       163         --         --         --         --
    Extraordinary item from early extinguishment of debt....        --         --      3,029         --         --
    Amortization of financing costs and warrant valuation...     2,753      7,901      3,978         99        221
    Changes in operating assets and liabilities:
      Accounts and claims receivable........................    (1,570)    (3,051)    (4,419)       719        757
      Prepaid expenses......................................      (513)       (50)      (379)      (347)      (958)
      Deferred charges and other current assets.............    (1,053)    (1,582)    (2,278)        69       (367)
      Accounts payable......................................      (191)    (1,002)     3,441        159     (1,693)
      Accrued liabilities, accrued interest and other
        liabilities.........................................       652      1,413      9,390       (528)    (5,306)
                                                              --------   --------   --------   --------   --------
  Net cash provided by operating activities.................     1,915      5,741     33,345      4,379        980
                                                              --------   --------   --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................   (45,483)   (15,324)   (60,298)   (11,974)   (11,778)
  Proceeds on sale of assets................................     3,170         --         --         --         --
  Acquisition of tugs and tank barges from Spentonbush/Red
    Star Group..............................................        --         --    (28,030)        --         --
                                                              --------   --------   --------   --------   --------
  Net cash used in investing activities.....................   (42,313)   (15,324)   (88,328)   (11,974)   (11,778)
                                                              --------   --------   --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of senior notes....................        --         --    171,896         --         --
  Proceeds from borrowings under debt agreements............    43,595     24,398     40,750        317         --
  Payments on borrowings under debt agreements..............        --    (19,062)  (129,930)    (3,086)        (5)
  Deferred financing costs..................................      (236)    (1,536)    (7,668)        --         --
  Repurchase of shares......................................        --         --         --         --        (50)
  Repurchase of warrants....................................        --         --    (14,500)        --         --
  Proceeds from shares issued...............................        --     32,627     14,650         --        199
                                                              --------   --------   --------   --------   --------
  Net cash provided by (used in) financing activities.......    43,359     36,427     75,198     (2,769)       144
                                                              --------   --------   --------   --------   --------
  Net increase (decrease) in cash and cash equivalents......     2,961     26,844     20,215    (10,364)   (10,654)
  Cash and cash equivalents at beginning of period..........     3,183      6,144     32,988     32,988     53,203
                                                              --------   --------   --------   --------   --------
  Cash and cash equivalents at end of period................  $  6,144   $ 32,988   $ 53,203   $ 22,624   $ 42,549
                                                              ========   ========   ========   ========   ========
SUPPLEMENTAL OF CASH FLOW INFORMATION:
  Interest paid.............................................  $  4,495   $  7,145   $  5,577   $  2,593   $  9,658
                                                              ========   ========   ========   ========   ========
  Income taxes paid.........................................  $     --   $     55   $     --   $     --   $     --
                                                              ========   ========   ========   ========   ========

 The accompanying notes are an integral part of these consolidated statements.

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (DOLLARS AND SHARES IN THOUSANDS)

1.  ORGANIZATION:

  FORMATION

     HORNBECK-LEEVAC Marine Services, Inc. (formerly HV Marine Services, Inc.) was renamed Hornbeck Offshore Services, Inc. (hereinafter, the Company), on May 29, 2002. The Company is incorporated in the state of Delaware. The Company wholly owns LEEVAC Marine, LLC, Hornbeck Offshore Services, LLC, HORNBECK-LEEVAC Marine Operators, LLC and Energy Services Puerto Rico, LLC. LEEVAC Marine, LLC and HORNBECK-LEEVAC Marine Operators, LLC were renamed Hornbeck Offshore Transportation, LLC and Hornbeck Offshore Operators, LLC, respectively, on May 29, 2002. All of the subsidiaries were converted from C Corporations to Limited Liability Companies (LLC) in 2001. The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  NATURE OF OPERATIONS

     Hornbeck Offshore Services, LLC (HOS) operates eleven offshore supply vessels to provide support and specialty services to the offshore oil and gas exploration and production industry, primarily in the Gulf of Mexico. Prior to 2000, HOS operated six vessels with one additional vessel being added in each of March 2000, April 2001 and November 2001. Hornbeck Offshore Transportation, LLC
(HOT) operates ocean-going tugs and tank barges which provide vessel and barge charters for the transportation of petroleum products. In 2000, HOT operated an average of seven ocean-going tank barges and associated tugs. On May 31, 2001, the Company purchased a fleet of nine ocean-going tugs and nine ocean-going tank barges and the related coastwise transportation businesses from the Spentonbush/Red Star Group, affiliates of Amerada Hess Corporation, for approximately $28,000 in cash. HOT services the north-eastern seaboard of the United States and Puerto Rico. The result of this acquisition has been included since the date of acquisition (see Note 14). Hornbeck Offshore Operators, LLC
(HOO) is a service subsidiary that provides administrative and personnel support to the other subsidiaries. Energy Services Puerto Rico, LLC (ESPR) provides administrative and personnel support to employees residing in Puerto Rico.

  UNAUDITED INTERIM FINANCIAL STATEMENTS

     The accompanying unaudited consolidated financial statements as of March 31, 2002 and for the three months ended March 31, 2002 and 2001 have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all material adjustments (consisting only of normal and recurring adjustments) necessary to present a fair statement of the Company's financial position and results of operations for the interim periods included herein have been made, and the disclosures contained herein are adequate to make the information presented not misleading. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002.

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  REVENUE RECOGNITION

     HOS contracts its offshore support vessels to clients under time charters based on a daily rate of hire and recognizes revenue as earned on a daily basis during the contract period of the specific vessel.

     HOT also contracts its vessels to clients under time charters based on a daily rate of hire. Revenue is recognized on such contracts as earned on a daily basis during the contract period of the specific vessel. Under other contracts, primarily contracts of affreightment, revenue is recognized based on the percentage of days incurred for the voyage to total estimated days applied to total estimated revenues. Voyage related costs are expensed as incurred. Substantially all voyages under these contracts are less than 10 days in length.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of all highly liquid investments in money market funds and investments available for current use with an initial maturity of three months or less.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost. Depreciation and amortization of equipment and leasehold improvements are computed using the straight-line method based on the estimated useful lives of the related assets. Interest costs incurred during the construction of new vessels are capitalized. Improvements and major repairs that extend the useful life of the related asset are capitalized. Minor repairs and maintenance costs are expensed as incurred. Gains and losses from retirements or other dispositions are recognized currently.

     The estimated remaining useful lives by classification are as follows:

Tugs........................................................  14-25 years
Tank Barges.................................................   3-18 years
Offshore supply vessels.....................................     25 years
Machinery and equipment.....................................      5 years

     All of the tank barges have estimated economic useful lives based on their classification under the Oil Pollution Act of 1990.

  DEFERRED CHARGES

     The Company's tank barges, tugs and offshore supply vessels are required by regulation to be recertified after certain periods of time. The Company defers drydocking costs related to the recertification of the vessels. Deferred drydocking costs are amortized over the length of time in which the improvements made during the recertification is expected to last (generally thirty or sixty months). Financing costs are amortized over the term of the related debt using the interest method.

  INCOME TAXES

     Deferred tax assets and liabilities are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts on the financial statements. The Company's temporary differences primarily relate to depreciation and deferred drydocking costs.

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

     Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The provision for income taxes includes provisions for both federal and state income taxes.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  CONCENTRATION OF CREDIT RISK

     Customers are primarily major and independent, domestic and international, oil and oil service companies. The Company's customers are granted credit on a short-term basis and related credit risks are considered minimal. The Company usually does not require collateral.

  GOODWILL

     Goodwill reflects the excess of cost over the estimated fair value of the net assets acquired. Goodwill is being amortized on a straight-line basis over its estimated useful life of 25 years. Realization of goodwill is periodically assessed by management based on the expected future profitability and undiscounted future cash flows of acquired entities and their contribution to the overall operations of the Company. Should the review indicate that the carrying value is not recoverable, the excess of the carrying value over the undiscounted cash flow would be recognized as an impairment loss.

  STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As provided for under SFAS No. 123, the Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

  IMPAIRMENT OF LONG-LIVED ASSETS AND INTANGIBLE ASSETS

     When events or circumstances indicate that the carrying amount of long-lived assets to be held and used or intangible assets might not be recoverable, the expected future undiscounted cash flows from the assets is estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined based on discounted cash flow or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the assets' carrying amount or fair value less costs related to the assets' disposition.

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

  EARNINGS PER SHARE

     Basic net income (loss) per share of common stock was calculated by dividing net income (loss) applicable to common stock by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share of common stock was calculated by dividing net income (loss) applicable to common stock by the weighted average number of common shares outstanding during the year plus the effect of dilutive stock options and warrants. Dilutive stock options and warrants, utilizing the treasury stock method, represented 215, 3,108 and 269 for the year ended December 31, 2001 and the three months ended March 31, 2001 and 2002. Options and warrants that were excluded from the computation of diluted net income (loss) per share of common stock, become their effect was antidilutive, was 12,047, 12,262 and 11,905 for the years ended December 31, 1999, 2000 and 2001, respectively.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In early 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." The SOP is effective for fiscal years beginning after December 15, 1998 and requires costs of start-up activities and organization costs to be expensed as incurred. The unamortized costs were written off and reflected as a cumulative effect of a change in accounting principle during 1999.

     Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The adoption did not have an impact on the Company's financial position as it has not entered into any derivative instruments.

     In July 2001, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standards Statement (SFAS) No. 141, "Business Combinations" and Financial Accounting Standards Statement (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. The purchase method of accounting is required to be used for all business combinations initiated after June 30, 2001. SFAS 141 also requires separate recognition of intangible assets that meet certain criteria.

     Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed for impairment annually, or more frequently if circumstances indicate potential impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. For goodwill and indefinite-lived intangible assets acquired prior to July 1, 2001, goodwill will continue to be amortized through 2001 at which time amortization will cease and a transitional goodwill impairment test will be performed. Any impairment charges resulting from the initial application of the new rules will be classified as a cumulative change in accounting principle. The initial transition evaluation was completed by June 30, 2002 which is within the six month transition period allowed by the new standard. The Company's goodwill balances were determined not to be impaired. Goodwill amortization for each of the years ended December 31, 1999, 2000 and 2001 was $126.

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

     The following table presents the Company's net income as reported in the Company's unaudited consolidated financial statements compared to that which would have been reported had the Company adopted SFAS 142 as of January 1, 2001.

                                                                 THREE MONTHS
                                                               ENDED MARCH 31,
                                                              ------------------
                                                               2001        2002
                                                               ----        ----
Net income, as reported.....................................  $1,758      $3,489
Amortization of goodwill....................................      32          --
                                                              ------      ------
Net income, as adjusted.....................................  $1,790      $3,489
                                                              ======      ======

     There was no per share effect from the adoption of SFAS 142.

     In July 2001, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 143, "Accounting for Asset Retirement Obligations," which requires recording the fair value of a liability for an asset retirement obligation in the period incurred. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier application permitted. Upon adoption of SFAS 143, the Company will be required to use a cumulative effect approach to recognize transition amounts for any existing retirement obligation liabilities, asset retirement costs and accumulated depreciation. The Company does not have any asset retirement obligations; therefore, adoption of this statement does not have effect on the financial statements.

     In August 2001, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS 144 also supersedes certain aspects of APB 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be reported in discontinued operations in the period incurred rather than as of the measurement date as presently required by APB 30. The provisions of SFAS 144 are required to be applied for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement is not expected to have any effect on the Company's financial statements.

     In April 2002, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 requires that gains or losses recorded from the extinguishment of debt that do not meet the criteria of APB Opinion No. 30 should not be presented as extraordinary items. This statement is effective for fiscal years beginning after May 15, 2002 as it relates to the reissued FASB Statement No. 4, with earlier application permitted. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB 30 for classification as an extraordinary item should be reclassified. The Company has elected not to early adopt. Accordingly, the losses on extinguishment of debt incurred in 2001 remains classified as an extraordinary item in the accompanying statements of operations.

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

3.  DEFINED CONTRIBUTION PLAN:

     The Company was a participating employer in the Cari Investment Company 401(k) Plan, a defined contribution plan with a cash or deferred compensation arrangement pursuant to Section 401(k) of the Internal Revenue Code. The Company established a simple employer plan on March 1, 2001 which covers employees who are at least twenty-one years of age and have completed one year of service are eligible for participation. Participants may elect to defer up to 20 percent of their compensation, subject to certain statutorily established limits. The Company may elect to make annual matching and/or profit sharing contributions to the plan. During the years ended December 31, 1999, 2000 and 2001 the Company made contributions of $6, $6 and $75, respectively.

4.  PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consisted of the following:

                                                     DECEMBER 31,
                                                  ------------------    MARCH 31,
                                                   2000       2001        2002
                                                   ----       ----      ---------
                                                                       (UNAUDITED)
Tugs............................................  $ 9,467   $ 28,846    $ 28,861
Tank barges.....................................   14,614     26,504      26,504
Offshore supply vessels.........................   69,744    102,932     102,703
Construction in progress........................   12,294     36,402      48,317
Machinery and equipment.........................      818        581         658
Less: Accumulated depreciation..................   (8,002)   (14,484)    (16,636)
                                                  -------   --------    --------
                                                  $98,935   $180,781    $190,407
                                                  =======   ========    ========

     Interest expense of $815, $365, $3,075 and $1,003 was capitalized for the years ended December 31, 1999, 2000 and 2001, and the three months ended March 31, respectively.

5.  INVESTMENT IN UNCONSOLIDATED ENTITY:

     In years prior to 2000 and for over ten months in 2000 the Company had a 60 percent limited partner interest in a partnership. The remaining 40 percent was owned by an entity in which the Company's former Chairman of the Board and Chief Executive Officer had a minority interest. The partnership's only asset was a tank barge which was leased by the Company on a short-term basis. The Company accounted for this investment using the cost-method of accounting because it did not exert significant influence over the operations of the partnership. Monthly lease payments were charged to expense, and partnership profit distributions were netted against the lease expense. During the years ended December 31, 1999, 2000 and 2001 HOT's lease expense, net of distributions, related to this partnership was approximately $105, $106 and $0, respectively. As part of its $35,000 private equity offering in November 2000, the Company issued approximately 340 shares of common stock at a per share price of $2.65 for an aggregate of $900 in exchange for the remaining 40 percent of the partnership. The price represented 40 percent of the value of the tank barge based on an independent appraisal. As a result the barge was recorded as an asset in the Company's consolidated property, plant and equipment.

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

6.  LONG-TERM DEBT:

     On June 5, 1998, the Company entered into a $43,000 line of credit agreement with two banks (Facility A) and $15,000 and $20,000 line of credit agreements (Facility B and C, respectively) with two venture capital companies. These "Credit Agreements" were used to refinance existing indebtedness and partially finance the construction of offshore supply vessels (see Note 9). Facilities A and B converted to term loans upon the completed construction of certain offshore supply vessels. In connection with Facility C, the Company issued detachable warrants to purchase 11,905 shares of common stock. The warrants were assigned an estimated market value of $500. The warrants for the purchase of 10,500 shares of common stock were exercisable with an exercise price of $1.68 per share. The remaining warrants became exercisable only on the occurrence of an event of default under Facility C, the Company filing for bankruptcy or if the indebtedness under Facility C was not discharged in full by June 5, 2003. All of the warrants issued in connection with establishment of Facility C provided the holders with a put option whereby the holders had the right, if the Company's stock was not publicly traded by June 5, 2003 to require the Company to repurchase the warrants at their fair market value.

     According to EITF Issue 88-9, Accounting for Put Warrants, issued by the Emerging Issues Task Force and supplemented by EITF Issue 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's own Stock, a company whose stock is publicly traded is required to account for warrants that contain put options as a liability. As previously discussed, the Company assigned a market value of $500 to the warrants at issuance based on the relative fair value of the Facility C debt and the warrants. The $500 was allocated to debt with all subsequent changes to the fair market value of the warrants for each period presented being recorded as a noncash adjustment to interest expense.

     The Company repurchased and terminated all of the warrants for $14,500 in October 2001. The repurchase of the warrants was funded by a private placement of the Company's common stock for gross proceeds of $14,650. The remaining funds were used for payment of expenses incurred in the offering.

     On March 5, 1999, the Facility A credit agreement was amended by the Company with the two banks by which it was then maintained. The commitment was increased from $43,000 to $49,400 along with an extension of the outside date for conversion of construction loans to term loans. The conversion date occurred upon the completed construction and delivery of an offshore supply vessel in March 2000.

     In July and November 2000, the Company entered into two new credit facilities (collectively, Facility D) totaling $41,400 with a new lender. Of the proceeds, $15,000 was used to repay Facility B in full. The remaining amounts were used to pay the construction costs of additional offshore supply vessels. At December 31, 2000, Facility D was collateralized by two existing vessels and four vessels under construction.

     In November 2000, Facility A credit agreement was amended by the Company. The Commitment was increased from $49,400 to $69,000. These additional funds were used to build additional vessels.

     On July 24, 2001, the Company issued $175,000 in principal amount of 10 5/8% senior notes. The Company realized net proceeds of approximately $165,000, a substantial portion of which was used to repay and fully extinguish all of the then existing credit facilities. The senior notes mature on August 1, 2008 and require semi-annual interest payments at an annual rate of 10 5/8 percent on February 1 and August 1 of each year until maturity, with the first payment due on February 1, 2002. The effective interest rate on the senior notes is 11.18 percent. No principal

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES payments are due until maturity. The senior notes are unsecured senior obligations and rank equally in right of payment with other existing and future senior indebtedness and senior in right of payment to any subordinated indebtedness incurred by the Company in the future. The senior notes are guaranteed by all of the Company's subsidiaries. The Company may, at its option, redeem all or part of the senior notes from time to time at specified redemption prices and subject to certain conditions required by the Indenture. The Company is permitted under the terms of the Indenture to incur additional indebtedness in the future, provided that certain financial conditions set forth in the Indenture are satisfied by the Company. As of December 31, 2001, the Company was permitted to incur a minimum of $25,000 of additional indebtedness.

     In connection with the issuance of the senior notes, the Company wrote-off deferred financing costs related to previous credit facilities. The write-off in the amount of $1,964 (net of tax of $1,065) has been presented as an extraordinary item in the accompanying statements of operations.

     The Company completed an Exchange Offer on January 18, 2002, whereby the
10 5/8% Series A Senior Notes, due 2008, were exchanged for 10 5/8% Series B Senior Notes with the same terms, the offering of which was publicly registered.

     Effective December 31, 2001, the Company entered into a new senior secured revolving line of credit (the Revolver) for $50,000 with one of its former lenders. Pursuant to the terms of the Revolver, the Company's borrowings under this facility will initially be limited to $25,000 unless we have obtained the lender's concurrence to borrow in excess of $25,000. Pursuant to the indenture governing the senior notes, unless the Company meets a specified consolidated interest coverage ratio test, the level of permitted borrowings under this facility initially will be limited to $25,000 plus 15 percent of the increase in the Company's consolidated net tangible assets over the consolidated net tangible assets as of March 31, 2001 determined on a pro forma basis to reflect the Spentonbush/Red Star Group acquisition. Unused commitment fees are payable quarterly at the annual rate of three-eighths of one percent on the revolving line of credit.

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

     As of the dates indicated, the Company had the following outstanding long-term debt:

                                                     DECEMBER 31,
                                                  ------------------    MARCH 31,
                                                   2000       2001        2002
                                                   ----       ----      ---------
                                                                       (UNAUDITED)
Non-revolving line of credit payable to two
  banks at 9.9% (Facility A) due 2004, with
  interest paid at LIBOR tranche renewals, but
  not greater than 90 days......................  $44,869   $     --    $     --
Senior subordinated notes, payable to two
  venture capital companies at 7% (Facility C)
  due 2005, with interest paid quarterly........   23,542         --          --
Term note, payable to a financing company at
  10.3% (Facility D) due 2013, with interest
  paid monthly..................................   20,700         --          --
10 5/8% Series A Senior Notes due 2008, net of
  original issue discount of $0, $3,024, and
  $2,890, respectively..........................       --    171,976     172,110
Insurance notes payable and other...............      506        437          --
                                                  -------   --------    --------
                                                   89,617    172,413     172,110
Less: Debt discount, 7% senior subordinated
  notes due 2005................................     (226)        --          --
                                                  -------   --------    --------
                                                   89,391    172,413     172,110
Less: Current maturities........................    6,834        437          --
                                                  -------   --------    --------
                                                  $82,557   $171,976    $172,110
                                                  =======   ========    ========

     Annual maturities of long-term debt during each year ending December 31 are as follows:

2002........................................................  $    437
2003........................................................        --
2004........................................................        --
2005........................................................        --
2006........................................................        --
Thereafter..................................................   171,976
                                                              --------
                                                              $172,413
                                                              ========

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

7.  SHAREHOLDERS' EQUITY

  Preferred Stock

     The Company's charter authorizes 5,000 shares of Preferred Stock. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the Company's shareholders.

  Shareholder Rights Plan

     The Company's Board of Directors approved the form of a stockholder rights plan on July 18, 2002 in anticipation of declaring a dividend of one right for each outstanding share of common stock to stockholders of record upon completion of the Company's initial public offering of its common stock. Once a dividend of rights is declared, the rights will only become exercisable, and transferable apart from the Company's common stock, 10 business days following a public announcement that a person or group has acquired beneficial ownership of, or has commenced a tender or exchange offer for, 15% or more of the Company's common stock.

     The rights will have anti-takeover effects. The rights will cause substantial dilution to a person or group who attempts to acquire the Company without the approval of the Board of Directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company's stockholders. Because the Board of Directors can redeem the rights or approve certain offers, the rights should not interfere with any merger or other business combination approved by the Company's Board of Directors.

8.  STOCK OPTION PLANS:

     SFAS No. 123, "Accounting for Stock-Based Compensation," established financial accounting and reporting standards for stock-based compensation plans. The Company's plan includes all arrangements by which employees and directors receive shares of stock or other equity instruments of the Company, or the Company incurs liabilities to employees or directors in amounts based on the price of the stock. SFAS No. 123 defines a fair-value-based method of accounting for stock-based compensation. However, SFAS No. 123 also allows an entity to continue to measure stock-based compensation cost using the intrinsic value method of APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to retain the accounting prescribed in APB No. 25 must make pro forma disclosures of net income assuming dilution as if the fair-value-based method of accounting defined in SFAS No. 123 had been applied. The Company retained the provisions of APB No. 25 for expense recognition purposes. Under APB No. 25, where the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense in recognized.

     The Company established an incentive stock option plan which provides that options for a maximum of 3,500 shares of common stock that may be granted by the Company. The purchase price of the stock subject to each option is determined by the Board of Directors of the Company and cannot be less than the fair market value of the stock at the date of grant. No options have been exercised to date. All options granted expire 5-10 years after date of grant, have an exercise price equal to or greater than the estimated market price of the Company's stock at the date of grant and vest over a 2 to 4 year period.

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

     The following summarizes the option activity in the plans during 1999, 2000 and 2001:

                                                               1999                  2000                  2001
                                                        -------------------   -------------------   -------------------
                                                                  WEIGHTED              WEIGHTED              WEIGHTED
                                                                   AVERAGE               AVERAGE               AVERAGE
                                                                    PRICE                 PRICE                 PRICE
                                                        OPTIONS   PER SHARE   OPTIONS   PER SHARE   OPTIONS   PER SHARE
                                                        -------   ---------   -------   ---------   -------   ---------
Outstanding, beginning of year........................     53       $1.85       150       $1.85        386      $1.97
  Granted.............................................     97        1.85       236        2.04      1,420       2.65
  Cancelled...........................................     --          --        --          --        (66)      2.36
                                                          ---       -----       ---       -----      -----      -----
Outstanding, end of year..............................    150       $1.85       386       $1.97      1,740      $2.51
                                                          ===       =====       ===       =====      =====      =====
Exercisable, end of year..............................     76                   196                    568
                                                          ===                   ===                  =====
Weighted average fair value of options granted during
  the year............................................              $ .38                 $ .52                 $ .74
                                                                    =====                 =====                 =====

     The weighted average remaining contractual life for the options at December 31, 2001 was 5 years.

     The fair value of the options granted under the Company's stock option plan during each of the three years ended December 31, 2001 and the three months ended March 31, 2002, was estimated using the Black-Scholes Pricing Model using the minimum value method whereby volatility is not considered. For 1999, a risk-free interest rate of 5.79%; dividend yield of zero; and a weighted average expected life of the options of 7 years. For 2000, a risk-free interest rate of 6.20%; dividend yield of zero; and a weighted average expected life of the options of 6 years. For 2001, a risk-free interest rate of 4.88%; dividend yield of zero; and a weighted average expected life of the options of 6 years.

     Had compensation cost for the Company's stock options been determined based on the fair value at the grant date consistent with the method under SFAS No. 123, the Company's basic and diluted net income (loss) per share of common stock for the years ended December 31, 1999, 2000 and 2001 would have been as indicated below:

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                               1999      2000      2001
                                                               ----      ----      ----
                                                                    (IN THOUSANDS,
                                                                EXCEPT PER SHARE DATA)
Net income (loss):
  As reported...............................................  $(1,842)  $(4,524)  $7,019
                                                              =======   =======   ======
  Pro forma including the effect of options.................  $(1,857)  $(4,565)  $6,849
                                                              =======   =======   ======
Basic net income (loss) per share of common stock:
  As reported...............................................  $ (0.16)  $ (0.36)  $ 0.27
                                                              =======   =======   ======
  Pro forma including the effect of options.................  $ (0.16)  $ (0.37)  $ 0.26
                                                              =======   =======   ======
Diluted net income (loss) per share of common stock:
  As reported...............................................  $ (0.16)  $ (0.36)  $ 0.26
                                                              =======   =======   ======
  Pro forma including the effect of options.................  $ (0.16)  $ (0.37)  $ 0.26
                                                              =======   =======   ======

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

9.  INCOME TAXES:

     The net long-term deferred tax liabilities (assets) in the accompanying consolidated balance sheets include the following components:

                                                               2000      2001
                                                               ----      ----
DEFERRED TAX LIABILITIES:
  Property, plant and equipment.............................  $ 8,605   $11,819
  Deferred charges..........................................      711       964
                                                              -------   -------
          Total deferred tax liabilities....................    9,316    12,783
DEFERRED TAX ASSETS:
  Net operating loss carryforwards..........................   (5,422)   (3,201)
  Allowance for doubtful accounts...........................      (19)      (39)
  Other.....................................................      (92)      (65)
                                                              -------   -------
          Total deferred tax assets.........................   (5,533)   (3,305)
Valuation allowance.........................................       92        92
                                                              -------   -------
          Total deferred tax liabilities, net...............  $ 3,875   $ 9,570
                                                              =======   =======

     The components of the income tax expense follow:

                                                             1999    2000     2001
                                                             ----    ----     ----
Current tax expense:
  Federal..................................................  $ 55   $   --   $   --
                                                             ----   ------   ------
                                                               55       --       --
Deferred tax expense:
  Federal..................................................   214    1,507    5,550
  State....................................................    17       43      187
                                                             ----   ------   ------
                                                              231    1,550    5,737
                                                             ----   ------   ------
Total......................................................   286    1,550    5,737
Tax benefit allocated to accounting change and
  extraordinary loss.......................................    55       --    1,065
                                                             ----   ------   ------
Tax expense attributed to continuing operations............  $341   $1,550   $6,802
                                                             ====   ======   ======

     At December 31, 2001, the Company had federal net operating loss carryforwards of approximately $8,832. The carryforward benefit from the federal net operating loss carryforwards begin to expire in 2017. The Company had state net operating loss carryforwards of approximately $1,515. These carryforwards can only be utilized if the Company generates taxable income in the appropriate tax jurisdiction. A valuation allowance has been established to fully offset the deferred tax asset related to the state carryforward.

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

     The following table reconciles the difference between the Company's income tax provision calculated at the Federal statutory rate and the actual income tax provision:

                                                         1999      2000       2001
                                                         ----      ----       ----
Statutory Rate.........................................  $(474)   $(1,011)   $5,525
State Taxes............................................    (28)       (30)      158
Non-deductible expense.................................    (28)       (30)       47
Non-deductible interest expense -- warrants............    885      2,621     1,033
Other..................................................    (14)        --        39
                                                         -----    -------    ------
                                                         $ 341    $ 1,550    $6,802
                                                         =====    =======    ======

10.  COMMITMENTS AND CONTINGENCIES:

  VESSEL CONSTRUCTION

     At December 31, 2001, the Company was committed under a vessel construction contract with a shipyard affiliated with the Company's then Chairman of the Board and Chief Executive Officer to construct two offshore supply vessels. At that date, the remaining amount expected to be incurred to complete construction with respect to such contract was approximately $9,951. At December 31, 2001, the Company was also committed under a vessel construction contract with another shipyard to construct two additional offshore supply vessels. At that date, the remaining amount expected to be expended to complete construction with respect to such contract was approximately $19,545.

     The Company is obligated under the terms of both contracts to remit funds to the shipyards based on vessel construction milestones, which are subject to change during vessel construction.

  OPERATING LEASES

     The Company is obligated under certain operating leases for marine vessels, office space and vehicles. The office space lease provides for a term of five years with five one-year renewal options.

     Future minimum payments under noncancelable leases for years subsequent to 2001 follow:

YEAR ENDED DECEMBER 31,
-----------------------
2002........................................................   $847
2003........................................................    258
2004........................................................    225
2005........................................................    214
2006........................................................     88

     In addition, the Company leases marine vessels used in its operations under month-to-month operating lease agreements. See Note 5 for information regarding a short-term vessel operating lease from an affiliate. Total rent expense related to leases was $3,104, $1,758 and $771 during the years ended December 31, 1999, 2000 and 2001, respectively, and $355 during the period ended March 31, 2002.

     See Note 14 for a description of the lease entered into in connection with the Spentonbush/ Red Star Group acquisition.

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

     In the normal course of its business, the Company becomes involved in various claims and legal proceedings in which monetary damages are sought. It is management's opinion that the Company's liability, if any, under such claims or proceedings would not materially affect its financial position or results of operations.

11.  DEFERRED CHARGES:

     Deferred charges include the following:

                                                  DECEMBER 31,
                                            ------------------------    MARCH 31,
                                             1999     2000     2001       2002
                                             ----     ----     ----     ---------
                                                                       (UNAUDITED)
Deferred financing costs, net of
  accumulated amortization of $552, $889,
  $424 and $827, respectively.............  $2,034   $3,004   $6,972     $6,772
Deferred drydockings costs, net of
  accumulated amortization of $589,
  $1,372, $2,414 and $2,804,
  respectively............................   1,383    2,086    2,789      2,799
Other.....................................      --       30       42         43
                                            ------   ------   ------     ------
     Total................................  $3,417   $5,120   $9,803     $9,614
                                            ======   ======   ======     ======

12.  RELATED PARTY TRANSACTIONS:

     A former member of the Company's Board of Directors, now serving as an Advisory Director, is a partner in a law firm that has provided legal services to the Company. The Company paid approximately $123, $475, $1,529, $14, and $0 to the law firm during the years ended December 31, 1999, 2000 and 2001, and the three months ended March 31, 2001 and 2002 respectively. The Company paid approximately $351 to a venture capital company, certain members of which are related parties of the Company, for services provided during the year ended December 31, 1999. No services were provided during 2000 and 2001. As discussed in Note 9, the Company was committed under a vessel construction contract to construct two offshore supply vessels with a shipyard affiliated with the Company's Chairman of the Board and Chief Executive Officer. The same shipyard has constructed five of the nine offshore supply vessels in service as of December 31, 2001. See Note 9 for additional information.

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

13.  MAJOR CUSTOMERS:

     In the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 and 2002 revenues by customer that individually exceeded ten percent of total revenue are as follows:

                                                                         THREE
                                                                         MONTHS
                                                     YEAR ENDED          ENDED
                                                    DECEMBER 31,       MARCH 31,
                                                 ------------------   ------------
                                                 1999   2000   2001   2001    2002
                                                 ----   ----   ----   ----    ----
Customer A.....................................   19%    --     --       --    --
Customer B.....................................   10%    --     --       --    --
Customer C.....................................   12%    13%    12%      18%   --
Customer D.....................................   --     15%    --       --    --
Customer E.....................................   --     --     19%      --    27%
Customer F.....................................   --     --     --       13%   --
Customer G.....................................   --     --     --       13%   --

14.  SEGMENT INFORMATION:

     The Company provides marine transportation services through two business segments. The Company operates newly constructed deepwater offshore supply vessels in the Gulf of Mexico through its offshore supply vessel segment. The offshore supply vessels principally support offshore drilling and production operations in the deepwater regions of the Gulf of Mexico by transporting cargo to offshore drilling rigs and production facilities and provide support for specialty services. The tug and tank barge segment operates ocean-going tugs and tank barges in the northeastern United States and in Puerto Rico. The ocean-going tugs and tank barges provide coastwise transportation of refined and bunker grade petroleum products from one port to another. The following shows reportable segment information for the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2001 and 2002 reconciled to consolidated totals and prepared on the same basis as the Company's consolidated financial statements.

                                                                          THREE MONTHS
                                                                              ENDED
                                         YEAR ENDED DECEMBER 31,            MARCH 31,
                                      ------------------------------   -------------------
                                        1999       2000       2001       2001       2002
                                        ----       ----       ----       ----       ----
                                                                           (UNAUDITED)
OPERATING REVENUE:
  Offshore supply vessels...........  $  9,492   $ 19,626   $ 33,610   $  6,308   $  9,767
  Tugs and tank barges..............    16,231     16,476     35,181      4,108     12,976
                                      --------   --------   --------   --------   --------
          Total.....................  $ 25,723   $ 36,102   $ 68,791   $ 10,416   $ 22,743
                                      ========   ========   ========   ========   ========
OPERATING EXPENSES:
  Offshore supply vessels...........  $  5,263   $  9,291   $ 15,168   $  2,405   $  3,704
  Tugs and tank barges..............    12,012     11,119     25,676      2,667      6,869
                                      --------   --------   --------   --------   --------
          Total.....................  $ 17,275   $ 20,410   $ 40,844   $  5,072   $ 10,573
                                      ========   ========   ========   ========   ========

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

                                                                          THREE MONTHS
                                                                              ENDED
                                         YEAR ENDED DECEMBER 31,            MARCH 31,
                                      ------------------------------   -------------------
                                        1999       2000       2001       2001       2002
                                        ----       ----       ----       ----       ----
                                                                           (UNAUDITED)
OPERATING INCOME:
  Offshore supply vessels...........  $  3,498   $  8,784   $ 18,442   $  3,136   $  5,020
  Tugs and tank barges..............     2,483      3,553      9,505        863      4,302
                                      --------   --------   --------   --------   --------
          Total.....................  $  5,981   $ 12,337   $ 27,947   $  3,999   $  9,322
                                      ========   ========   ========   ========   ========
CAPITAL EXPENDITURES:
  Offshore supply vessels...........  $ 35,136   $ 14,473   $ 53,317   $ 11,905   $ 10,999
  Tugs and tank barges..............     6,979        709     34,926         --        702
  Corporate.........................       178        142         85         69         77
                                      --------   --------   --------   --------   --------
          Total.....................  $ 42,293   $ 15,324   $ 88,328   $ 11,974   $ 11,778
                                      ========   ========   ========   ========   ========
DEPRECIATION AND AMORTIZATION:
  Offshore supply vessels...........  $  1,685   $  2,823   $  3,503   $    728   $  1,115
  Tugs and tank barges..............     2,039      2,341      4,167        629      1,426
                                      --------   --------   --------   --------   --------
          Total.....................  $  3,724   $  5,164   $  7,670   $  1,357   $  2,541
                                      ========   ========   ========   ========   ========
IDENTIFIABLE ASSETS:
  Offshore supply vessels...........  $ 74,407   $ 87,866   $140,580   $ 97,573   $147,796
  Tugs and tank barges..............    28,472     28,569     67,937     27,998     69,494
  Corporate.........................       607     30,713     50,300     21,300     40,433
                                      --------   --------   --------   --------   --------
          Total.....................  $103,486   $147,148   $258,817   $146,871   $257,723
                                      ========   ========   ========   ========   ========
LONG-LIVED ASSETS:
  Offshore supply vessels...........  $ 66,380   $ 78,143   $128,188   $ 89,351   $138,161
  Tugs and tank barges..............    19,040     20,449     52,272     20,045     51,879
  Corporate.........................       280        343        321        388        367
                                      --------   --------   --------   --------   --------
          Total.....................  $ 85,700   $ 98,935   $180,781   $109,784   $190,407
                                      ========   ========   ========   ========   ========

15.  SPENTONBUSH/RED STAR GROUP ACQUISITION:

     On May 31, 2001, the Company purchased a fleet of nine ocean-going tugs and nine ocean-going tank barges and the related coastwise transportation businesses from the Spentonbush/ Red Star Group for approximately $28,000 in cash. As part of the acquisition, the Company entered into a contract of affreightment with Amerada Hess as its exclusive marine logistics provider and coastwise transporter of petroleum products in the northeastern United States. The contract became effective on June 1, 2001 and its initial term continues through March 31, 2006. The Company also entered into a five-year lease for the Brooklyn marine facility of Amerada Hess where the tug and tank barge operations that were acquired are based and from which such operations are conducted. The lease expires in March 2006. The Company incurred approximately $600 in acquisition costs.

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

     The purchase method was used to account for the acquisition of the tugs and tank barges from the Spentonbush/Red Star Group. There was no goodwill recorded as a result of the acquisition. Costs related to the recertification of acquired vessels that are drydocked within the first twelve months immediately following the acquisition of such vessels are capitalized into the costs of such vessels and are depreciated over the estimated useful life of the vessels. The following reflects the final allocation of the purchase price and recertification costs incurred during the allocation period following the acquisition date (in thousands):

Property, plant and equipment...............................   $29,498
Other assets................................................     1,000
Accrued liabilities.........................................    (2,468)
                                                               -------
Purchase price..............................................   $28,030
                                                               =======

     The following summarized unaudited pro-forma income statement data reflects the impact the Spentonbush/Red Star Group acquisition would have had on the Company's consolidated results of operations for 2000 and 2001 and the three months ended, had the acquisition taken place at the beginning of the fiscal year (in thousands):

                                               UNAUDITED PRO FORMA RESULTS FOR THE
                                              -------------------------------------
                                                                    THREE MONTHS
                                                 YEAR ENDED             ENDED
                                                 DECEMBER 31          MARCH 31
                                              -----------------   -----------------
                                               2000      2001      2001      2002
                                               ----      ----      ----      ----
Revenue.....................................  $78,198   $89,298   $24,401   $22,743
Operating income............................   21,621    33,614     8,246     9,322
Income before extraordinary item............      283    12,153     4,196     3,489
          Net income........................      283    10,189     4,196     3,489
Basic per share data
Income before extraordinary item............  $   .02   $   .46   $   .17   $   .12
          Net income........................  $   .02   $   .39   $   .17   $   .12
Diluted per share data
Income before extraordinary item............  $   .02   $   .46   $   .06   $   .11
          Net income........................  $   .02   $   .39   $   .06   $   .11

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

16.  SUPPLEMENTAL SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                      THREE MONTHS ENDED
                                        -----------------------------------------------
                                        MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                        --------   -------   ------------   -----------
FISCAL YEAR 2000
  Revenues............................  $ 7,265    $9,054      $ 9,813        $ 9,970
  Operating Income....................    1,408     3,534        3,477          3,918
  Net Income (loss)...................     (305)      769          863         (5,851)
  Net income per share of common
     stock:
     Basic............................  $ (0.03)   $ 0.07      $  0.08        $ (0.37)
     Diluted..........................  $ (0.03)   $ 0.06      $  0.07        $ (0.37)
  Weighted average shares
     outstanding......................   11,367    11,367       11,367         15,813
  Weighted average shares
     outstanding -- assuming
     dilution.........................   11,367    12,315       12,315         15,813
FISCAL YEAR 2001
  Revenues............................  $10,416    $15,278     $21,422        $21,675
  Operating Income....................    3,999     6,438        8,788          8,722
  Net Income before extraordinary
     item.............................    1,758     3,122        3,544            559
  Net income per share of common
     stock:
     Basic............................  $  0.07    $ 0.13      $  0.14        $  0.02
     Diluted..........................  $  0.06    $ 0.11      $  0.13        $  0.02
  Weighted average shares
     outstanding......................   24,575    24,575       24,575         30,135
  Weighted average shares
     outstanding -- assuming
     dilution.........................   27,792    27,852       27,851         30,459

17.  EMPLOYMENT AGREEMENTS:

     The Company has employment agreements with certain members of its executive management team. These agreements include, among other things, contractually stated base level salaries and a structured bonus plan dependent upon the Company achieving EBITDA and earnings per share targets in years during which the employment agreements are in effect. In the event a member of the executive management team is terminated due to events as defined in the agreement, the employee will continue to receive salary payments equal to the full amount payable under the agreement.

     Effective February 27, 2002, the Company's former Chairman of the Board and Chief Executive Officer ceased serving in that capacity and his employment under the terms of his agreement terminated. The Company has accrued its contractual obligation as of the date of termination.

               HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

18.  SUBSEQUENT EVENTS:

     In April 2002, the Company's Board of Directors approved a newbuild program for HOS to build eight deepwater offshore supply vessels. On May 1, 2002, HOS signed a definitive agreement with LEEVAC Industries, LLC for the construction of the first four vessels of this program, each of which will be 240 foot class vessels. The contract provides for the delivery of all four vessels during the second half of 2003. Aggregate construction costs for the first four vessels, before allocation of construction period interest, are expected to be approximately $53.0 million. HOS is currently seeking price bids from shipyards for the last four vessels of this newbuild program.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Spentonbush/Red Star Group:

     We have audited the accompanying combined balance sheets of Spentonbush/Red Star Group (as discussed in Note 1) as of December 31, 2000 and 1999, and the related combined statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spentonbush/Red Star Group as of December 31, 2000 and 1999, and the results of their income and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

New Orleans, Louisiana
July 18, 2002

                           SPENTONBUSH/RED STAR GROUP

                            COMBINED BALANCE SHEETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                                ----       ----
                                     ASSETS
Current Assets:
  Cash......................................................  $      2   $      2
  Accounts receivable
    -- trade................................................     1,214      1,034
    -- other................................................        99         47
  Prepaid expenses..........................................       613        792
  Deferred income taxes.....................................     1,224      1,730
                                                              --------   --------
         Total current assets...............................     3,152      3,605
                                                              --------   --------
Property, Plant and Equipment, at cost:
  Barges....................................................    26,682     26,682
  Tugs......................................................    16,930     16,930
  Other.....................................................       108        108
                                                              --------   --------
                                                                43,720     43,720
  Less -- reserve for depreciation..........................   (43,434)   (43,596)
                                                              --------   --------
    Property, plant and equipment, net......................       286        124
                                                              --------   --------
Other Assets:
  Deferred income taxes.....................................        33         66
                                                              --------   --------
         Total assets.......................................  $  3,471   $  3,795
                                                              ========   ========

                      LIABILITIES AND STOCKHOLDERS DEFICIT
Current Liabilities:
  Accounts payable..........................................  $  1,326   $  1,328
  Accrued liabilities.......................................     7,038      8,828
  Income taxes payable......................................     1,256      3,922
                                                              --------   --------
         Total current liabilities..........................     9,620     14,078
                                                              --------   --------
Stockholder's Deficit:
  Common stock --
    Spentonbush/Red Star Companies Inc., authorized and
     issued -- 1,000 shares; par value $8...................         8          8
    Hygrade Operators, Inc., authorized and issued -- 200
     shares; par value $10..................................         2          2
    Red Star Towing and Transportation Company, authorized
     and issued -- 400 shares; par value $125...............        50         50
    Sheridan Towing, Co., Inc., authorized -- 600 shares;
     issued -- 300 shares; par value $100...................        30         30
  Capital in excess of par value............................    13,199     13,199
  Retained earnings.........................................     2,488      1,684
  Advances to affiliates (Note 3)...........................   (21,149)   (24,479)
  Treasury stock -- at cost (300 shares)....................      (777)      (777)
                                                              --------   --------
         Total stockholder's deficit........................    (6,149)   (10,283)
                                                              --------   --------
         Total liabilities and stockholder's deficit........  $  3,471   $  3,795
                                                              ========   ========

   The accompanying notes are an integral part of these combined statements.

                           SPENTONBUSH/RED STAR GROUP

               STATEMENT OF COMBINED INCOME AND RETAINED EARNINGS
                             (DOLLARS IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1998       1999       2000
                                                               ----       ----       ----
Revenue:
  Marine transportation -- affiliates......................   $27,165    $24,962    $34,120
  Marine transportation -- third party.....................     5,648      5,258      6,728
  Other....................................................     1,398        279          4
                                                              -------    -------    -------
          Total revenues...................................    34,211     30,499     40,852
                                                              -------    -------    -------
Costs and Expenses:
  Operating expenses.......................................    24,047     21,096     25,997
  Depreciation.............................................       792        162        162
  General and administrative...............................     4,004      3,936      5,092
                                                              -------    -------    -------
          Total costs and expenses.........................    28,843     25,194     31,251
                                                              -------    -------    -------
Income before income taxes.................................     5,368      5,305      9,601
Provision for income taxes
  -- federal...............................................     1,884      1,845      3,363
  -- state.................................................        28         78         42
                                                              -------    -------    -------
Net Income.................................................     3,456      3,382      6,196
Retained earnings at beginning of period...................     1,577      1,833      2,488
Dividends paid.............................................    (3,200)    (2,727)    (7,000)
                                                              -------    -------    -------
Retained earnings at end of period.........................   $ 1,833    $ 2,488    $ 1,684
                                                              =======    =======    =======

   The accompanying notes are an integral part of these combined statements.

                           SPENTONBUSH/RED STAR GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1998      1999       2000
                                                               ----      ----       ----
Cash Flows From Operating Activities:
  Net income................................................  $ 3,456   $ 3,382   $  6,196
  Adjustments to reconcile net income to net cash provided
     by operating activities --
     Depreciation...........................................      792       162        162
     Change in deferred income taxes........................      (83)      620       (539)
     (Increase) decrease in accounts receivable.............      361        20        232
     Increase (decrease) in accounts payable................      284       (53)         2
     Increase (decrease) in accrued liabilities.............    1,081      (953)     1,790
     (Increase) decrease in other assets and liabilities....      914      (965)     2,487
     Gain on sale of vessels................................   (1,400)     (274)        --
                                                              -------   -------   --------
          Net cash provided by operating activities.........    5,405     1,939     10,330
                                                              -------   -------   --------
Cash Flows From Investing Activities:
  Capital expenditures......................................      (52)      (16)        --
  Proceeds from sale of vessels.............................    1,400       274         --
                                                              -------   -------   --------
          Net cash provided by investing activities.........    1,348       258         --
                                                              -------   -------   --------
Cash Flows From Financing Activities:
  Dividends paid............................................   (3,200)   (2,727)    (7,000)
  Advances to affiliates....................................   (3,553)      530     (3,330)
                                                              -------   -------   --------
          Net cash used in investing activities.............   (6,753)   (2,197)   (10,330)
                                                              -------   -------   --------
Net change in cash..........................................       --        --         --
Cash at beginning of period.................................        2         2          2
                                                              -------   -------   --------
Cash at end of period.......................................  $     2   $     2   $      2
                                                              =======   =======   ========
Cash paid for income taxes..................................  $ 1,106   $ 2,007   $  1,256
                                                              =======   =======   ========

   The accompanying notes are an integral part of these combined statements.

                           SPENTONBUSH/RED STAR GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                       DECEMBER 31, 1998, 1999, AND 2000
                             (DOLLARS IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF FINANCIAL STATEMENTS

     The Spentonbush/Red Star Group (the "Group") is comprised of the following three New York corporations and one Delaware corporation:

          Spentonbush/Red Star Companies, Inc. (New York)

          Hygrade Operators, Inc. (New York)

          Red Star Towing & Transportation Company (New York)

          Sheridan Towing Co., Inc. (Delaware)

     Each is an indirect wholly owned subsidiary of Amerada Hess Corporation ("Parent") and is included in its Parent's consolidated financial statements. The Group is an owner and operator of vessels engaged in tug and tank barge operations. A significant portion of the Group's business is transacted with the Parent and its affiliates (see Note 3).

  PRINCIPLES OF COMBINATION

     The combined financial statements include the accounts of the Group. All intergroup transactions have been eliminated.

  REVENUE RECOGNITION

     Revenues and related voyage expenses are recognized on an accrual basis.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment is computed using the straight-line method based on the estimated useful lives of the related assets. Improvements that extend the useful life of the related asset are capitalized; all other expenditures for maintenance and repairs, excluding drydock, are expensed as incurred. Gains and losses from retirements or other dispositions are recognized as incurred.

                           SPENTONBUSH/RED STAR GROUP

  DRYDOCK RESERVES

     The Group's vessels are required to be recertified by the United States Coast Guard after certain periods of time. The Group maintains a drydock reserve to accrue for estimated drydocking costs over the operating period preceding each scheduled drydocking. Drydocking expenses are recognized as the reserves are accrued and the reserves are included in accrued liabilities.

  INCOME TAXES

     The Group is included in the consolidated federal income tax return of the Parent. In 1998, 1999 and 2000, the Parent allocated federal income tax expense at a rate of 35%. This allocation is comparable to the amount that would be provided for income taxes if the provision was determined on a stand-alone basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  INCOME TAXES

     The components of income tax expense (benefit) were as follows:

                                                            1998     1999     2000
                                                            ----     ----     ----
Current..................................................  $2,026   $1,303   $3,935
Deferred.................................................    (114)     620     (530)
                                                           ------   ------   ------
          Total..........................................  $1,912   $1,923   $3,405
                                                           ======   ======   ======

     Total income tax expense for 2000, 1999 and 1998 was different from the amount computed by applying the statutory federal income tax rate due primarily to state income taxes and certain non-deductible travel and entertainment expenses. The tax effect of significant temporary differences that give rise to the net deferred tax assets are differences in the basis of property, plant and equipment and drydock reserves.

     The current taxes payable of the Group which are owed to its Parent are $1,225 and $3,893 at December 31, 1999 and 2000, respectively.

                           SPENTONBUSH/RED STAR GROUP

3.  TRANSACTIONS WITH AFFILIATES

     Following is a summary of material transactions between the Group and its Parent and other affiliates:

                                                                YEAR ENDED
                                                        ---------------------------
                                                         1998      1999      2000
                                                         ----      ----      ----
Marine transportation -- affiliates...................  $27,165   $24,962   $34,120
Operating expenses....................................      235       747       702
General and administrative expenses...................    1,001       998     1,874

                                                                DECEMBER 31,
                                                              -----------------
                                                               1999      2000
                                                               ----      ----
Accounts receivable -- affiliates...........................  $21,149   $24,479
Current taxes payable.......................................   (1,225)   (3,893)

     Effective January 1, 2000, the Group entered into Service Level Agreements with its Parent. Under these agreements the Parent provides information systems services, human resources, risk management and other administrative related functions to the Group. The fee charged for these services is based upon estimated level of time expended for human resources, risk management and other administrative functions plus volume-related charges for information systems activities. Prior to January 1, 2000, the Parent allocated an amount to the Group for the services provided. The fees allocated for these services are reported as selling, general and administrative expenses in the table above and in the accompanying statement of income and retained earnings.

     During the years ended December 31, 1998, 1999 and 2000, affiliates of the Group provided certain vessel operating expenses which included fuel costs and insurance related to vessel operations.

     Advances to parent represent non-interest bearing advances of cash to the Parent. Accordingly, advances are recorded as a component of stockholder's equity in the accompanying combined balance sheet.

4.  DRYDOCK RESERVES

     Drydock reserves are in accrued liabilities and the analysis of changes in these reserves as of the periods indicated are as follows:

                                                               DECEMBER 31,
                                                        ---------------------------
                                                         1998      1999      2000
                                                         ----      ----      ----
Drydock reserve, beginning of period..................  $ 3,647   $ 3,913   $ 2,588
Drydock expense.......................................    1,880     2,095     2,927
Payments on completed drydock costs...................   (1,614)   (3,420)   (1,407)
                                                        -------   -------   -------
Drydock reserve, end of period........................  $ 3,913   $ 2,588   $ 4,108
                                                        =======   =======   =======

5.  CONTINGENCIES

     The Group is subject to contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. The Group considers these routine and incidental to its business

                           SPENTONBUSH/RED STAR GROUP
and not material to its financial position or results of operations. The Group accrues liabilities when the future costs are probable and estimable.

6.  SUBSEQUENT EVENT

     On May 31, 2001, the Group sold nine ocean-going tugs and nine ocean-going tank barges and the related coastwise transportation business to Hornbeck Offshore Services, Inc. (Hornbeck Offshore) for approximately $28 million in cash. In connection with the transaction, Amerada Hess then entered into a contract of affreightment with Hornbeck Offshore, whereby Hornbeck Offshore will provide marine logistics and coastwise transportation in the northeastern United States to Amerada Hess. The Group's remaining ocean-going tug and ocean-going tank barge will continue to provide transportation services to Amerada Hess, primarily in the Caribbean market.

================================================================================

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

                                        Page
                                        ----
Prospectus Summary....................
Risk Factors..........................
Use of Proceeds.......................
Dividend Policy.......................
Capitalization........................
Dilution..............................
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................
Business..............................
Management............................
Certain Transactions With Related
  Parties.............................
Principal and Selling Stockholders....
Description of Capital Stock..........
Shares Eligible for Future Sale.......
Underwriting..........................
Legal Matters.........................
Experts...............................

                             ----------------------

     Through and including           , 2002 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

================================================================================




================================================================================

                                     Shares

                               HORNBECK OFFSHORE
                                 SERVICES, INC.

                                  Common Stock

                             ----------------------

                    [HORNBECK OFFSHORE SERVICES, INC. LOGO]

                             ----------------------

                              GOLDMAN, SACHS & CO.

                               CIBC WORLD MARKETS

                           JEFFERIES & COMPANY, INC.

                              RBC CAPITAL MARKETS

                               SIMMONS & COMPANY
                                 INTERNATIONAL

                         JOHNSON RICE & COMPANY, L.L.C.

                      Representatives of the Underwriters

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates.

Securities and Exchange Commission registration fee.........  $11,638
NASD filing fee.............................................   13,150
Listing fee.................................................     *
Printing and engraving expenses.............................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Blue Sky fees and expenses..................................     *
Transfer agent and registrar fees and expenses..............     *
Miscellaneous fees and expenses.............................     *
                                                              -------
  Total.....................................................  $  *
                                                              =======

---------------

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The General Corporation Law of Delaware, under which we are incorporated, authorizes the indemnification of directors and officers under the circumstances described below. To the extent one of our present or former directors or officers is successful on the merits or otherwise in defense of any action, suit or proceeding described below, the General Corporation Law of Delaware requires that such person be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by such person in connection with such action, suit or proceeding. Article VIII of our Certificate of Incorporation requires indemnification of our directors and officers to the extent permitted by law.
Section 6.10 of our bylaws provides for, and sets forth the procedures for obtaining, such indemnification. These provisions may be sufficiently broad to indemnify such persons for liabilities under the Securities Act of 1933. In addition, we maintain insurance which insures our directors and officers against certain liabilities.

     The General Corporation Law of Delaware gives us the power to indemnify each of our officers and directors against expenses, including attorneys' fees, and judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding by reason of such person being or having been one of our directors, officers, employees or agents, or of any other corporation, partnership, joint venture, trust or other enterprise at our request. To be entitled to such indemnification, such person must have acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest and, if a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. The General Corporation Law of Delaware also gives us the power to indemnify each of our officers and directors against expenses, including attorneys' fees, actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of us to procure a judgment in our favor by reason of such person being or having been one of our directors, officers, employees or agents, or of any other corporation, partnership, joint venture, trust or other enterprise at our request, except that we may not indemnify such person with respect to any claim, issue or matter as to which such person was adjudged to be liable to us in the absence of a determination by the court that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity. To be entitled to such indemnification, such person must have acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest.

     We have also entered into indemnification agreements with our directors and officers. These agreements provide rights that are consistent with but more detailed than those provided under Delaware Law and our bylaws. The indemnification agreements are not intended to deny or otherwise limit third-party derivative suits against us or our directors or officers, but if a director or officer is entitled to indemnity or contribution under the indemnification agreement, the financial burden of the third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to the benefit of us but would be offset by our obligations to the director or officer under the indemnification agreement.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since January 1, 1999, we have issued the following shares of our common stock which were not registered under the Securities Act of 1933:

          (a) In May 2002, we issued 109,000 shares of our common stock to certain holders of options granted under our Incentive Compensation Plan upon their exercise of such options. The total amount of consideration we received for the issuance of these shares was approximately $212,900. The issuance of these shares of our common stock was exempt from registration under Rule 701 promulgated under the Securities Act.

          (b) In March 2002, we issued 75,472 shares of our common stock to Bernie W. Stewart, our Chairman of the Board, under the terms of his Advisory Agreement. The amount of consideration we received for the issuance of these shares was approximately $200,000. The issuance of these shares of our common stock was exempt from registration under Rule 701 promulgated under the Securities Act.

          (c) In August and October 2001, we issued a total of 5,509,434 shares of our common stock to certain of our existing stockholders and their affiliates who qualified as accredited investors, as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act. The amount of consideration we received for the issuance of these shares was $14.6 million. The issuance of these shares of our common stock was exempt from registration under Section 4(2) of the Securities Act in accordance with Rule 506 of Regulation D promulgated under the Act.

          (d) In September 2001, we issued 50,000 shares of our common stock to one of our employees. The amount of consideration we received for the issuance of these shares was $132,500. The issuance of these shares of our common stock was exempt from registration under Section 4(2) of the Securities Act.

          (e) In June 2001, we issued 1,001 shares of our common stock to two of our directors in connection with our policy that each of our directors must hold shares of our common stock in order to qualify for service on our board of directors. The total amount of consideration we received for the issuance of these shares was $2,652. The issuance of these shares of our common stock was exempt from registration under Section 4(2) of the Securities Act.

          (f) In November 2000, we issued 13,207,547 shares of our common stock to persons and entities that qualified as accredited investors, as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act. The amount of consideration we received for the issuance of these shares was $35.0 million. The issuance of these shares of our common stock was exempt from registration under Section 4(2) of the Securities Act in accordance with Rule 506 of Regulation D promulgated under the Act.

     On July 24, 2001, we issued $175 million in principal amount of our 10 5/8% Series A notes due 2008 to the initial purchasers of those notes who then resold the Series A notes only to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act. On January 18, 2002, all of the Series A notes were exchanged for a like principal amount of our 10 5/8% Series B notes due 2008, which are identical in all material respects to the form and terms of the Series A notes, except that the offering of the Series B notes was registered under the Securities Act. We did not receive any proceeds from the exchange offer.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

EXHIBIT
NUMBER                             DESCRIPTION OF EXHIBIT
-------                            ----------------------
 **1.1    --    Form of Underwriting Agreement.
   3.1    --    Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on
                December 13, 1997 (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4 dated
                September 21, 2001, Registration No. 333-69826).
   3.2    --    Certificate of Amendment of the Restated Certificate of
                Incorporation of the Company filed with the Secretary of
                State of Delaware on December 1, 1999 (incorporated by
                reference to Exhibit 3.2 to the Company's Registration
                Statement on Form S-4 dated September 21, 2001, Registration
                No. 333-69826).
   3.3    --    Certificate of Amendment of the Restated Certificate of
                Incorporation of the Company filed with the Secretary of
                State of the State of Delaware on October 23, 2000
                (incorporated by reference to Exhibit 3.3 to the Company's
                Registration Statement on Form S-4 dated September 21, 2001,
                Registration No. 333-69826).
   3.4    --    Certificate of Correction to Certificate of Amendment of the
                Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on
                November 14, 2000 (incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-4 dated
                September 21, 2001, Registration No. 333-69826).
  *3.5    --    Certificate of Amendment of the Restated Certificate of
                Incorporation of the Company filed with the Secretary of
                State of the State of Delaware on May 29, 2002.
 **3.6    --    Certificate of Designations of Series A Junior Participating
                Preferred Stock to be filed with the Secretary of State of the State of Delaware.
   3.7    --    Second Restated Bylaws of the Company adopted October 4,
                2000 (incorporated by reference to Exhibit 3.5 to the
                Company's Registration Statement on Form S-4 dated September
                21, 2001, Registration No. 333-69826).
  *3.8    --    Amendment to Second Restated Bylaws of the Company adopted
                May 28, 2002.
 **4.1    --    Specimen Certificate for the Company's common stock, $0.01 par value.
 **4.2    --    Rights Agreement between the Company and Mellon Investor
                Services, LLC as Rights Agent, which includes as Exhibit A the Certificate of Designations of Series A Junior
                Participating Preferred Stock, as Exhibit B the form of
                Right Certificate and as Exhibit C the form of Summary of
                Rights to Purchase Stock.
  *4.3    --    Stockholders' Agreement dated as of June 5, 1997 between the
                Company, Todd M. Hornbeck, Troy A. Hornbeck and Cari
                Investment Company.
  *4.4    --    Registration Rights Agreement dated as of October 27, 2000 between the Company and SCF-IV, L.P.

EXHIBIT
NUMBER                             DESCRIPTION OF EXHIBIT
-------                            ----------------------
  *4.5    --    Agreement Concerning Registration Rights dated as of October
                27, 2000 between the Company, SCF-IV, LP, Joint Energy
                Development Investments II, LP and Sundance Assets, LP.
 **4.6    --    Letter Agreement dated September 24, 2001 between the
                Company, Todd M. Hornbeck, Troy A. Hornbeck, Cari Investment
                Company and SCF-IV, L.P.
   4.7    --    Indenture dated as of July 24, 2001, between Wells Fargo
                Bank Minnesota, National Association (as Trustee), the
                Company and the subsidiary guarantors named therein,
                including table of contents and cross-reference sheet
                (incorporated by reference to Exhibit 4.1 to the Company's
                Registration Statement on Form S-4 dated September 21, 2001,
                Registration No. 333-69826).
   4.8    --    Supplemental Indenture dated as of December 17, 2001,
                between Wells Fargo Bank Minnesota, National Association (as
                Trustee), the Company and the subsidiary guarantors named
                therein, with Notation of Subsidiary Guarantee attached
                (incorporated by reference to Exhibit 4.1.1 to Amendment No.
                2 to the Company's Registration Statement on Form S-4 dated
                December 19, 2001, Registration No. 333-69826).
   4.9    --    Specimen 10 5/8% Series B Senior Note due 2008 (incorporated by reference to Exhibit 4.4 to the Company's Registration
                Statement on Form S-4 dated September 21, 2001, Registration
                No. 333-69826).
 **5.1    --    Opinion of Winstead Sechrest & Minick P.C.
  10.1    --    Employment Agreement dated effective January 1, 2001 by and between Christian G. Vaccari and the Company (incorporated by reference to Exhibit 10.1 to the Company's Registration
                Statement on Form S-4 dated September 21, 2001, Registration
                No. 333-69826).
  10.2    --    Employment Agreement dated effective January 1, 2001 by and between Todd M. Hornbeck and the Company (incorporated by
                reference to Exhibit 10.2 to the Company's Registration
                Statement on Form S-4 dated September 21, 2001, Registration
                No. 333-69826).
  10.3    --    Employment Agreement dated effective January 1, 2001 by and between Carl Annessa and the Company (incorporated by
                reference to Exhibit 10.3 to the Company's Registration
                Statement on Form S-4 dated September 21, 2001, Registration
                No. 333-69826).
  10.4    --    Employment Agreement dated effective January 1, 2001 by and between Paul M. Ordogne and the Company (incorporated by
                reference to Exhibit 10.4 to the Company's Registration
                Statement on Form S-4 dated September 21, 2001, Registration
                No. 333-69826).
  10.5    --    Employment Agreement dated effective January 1, 2001 by and between James O. Harp, Jr. and the Company (incorporated by reference to Exhibit 10.5 to the Company's Registration
                Statement on Form S-4 dated September 21, 2001, Registration
                No. 333-69826).
  10.6    --    Advisory Agreement dated effective February 27, 2002 by and between Bernie W. Stewart and the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q
                filed with the Commission on May 15, 2002).
  10.7    --    Incentive Compensation Plan (incorporated by reference to
                Exhibit 10.6 to the Company's Registration Statement on Form
                S-4 dated September 21, 2001, Registration No. 333-69826).

EXHIBIT
NUMBER                             DESCRIPTION OF EXHIBIT
-------                            ----------------------
  10.8    --    Amendment No. 1 to Incentive Compensation Plan (incorporated by reference to Exhibit 10.7 to the Company's Registration
                Statement on Form S-4 dated September 21, 2001, Registration
                No. 333-69826).
 *10.9    --    Form of Indemnification Agreement for directors, officers
                and key employees.
  10.10   --    Asset Purchase Agreement dated as of May 31, 2001 among
                LEEVAC Marine, Inc., Hygrade Operators, Inc., Red Star
                Towing and Transportation Company, Inc., Sheridan Towing
                Co., Inc., R.S. Bushey & Sons, Inc., and Amerada Hess
                Corporation (incorporated by reference to Exhibit 10.8 to
                the Company's Registration Statement on Form S-4 dated
                September 21, 2001, Registration No. 333-69826).
  10.11   --    Contract of Affreightment dated as of May 31, 2001 among
                LEEVAC Marine, Inc. and Amerada Hess Corporation (certain
                portions omitted based on a grant of confidential treatment filed separately with the Commission) (incorporated by
                reference to Exhibit 10.9 to Amendment No. 2 to the
                Company's Registration Statement on Form S-4 dated December
                19, 2001, Registration No. 333-69826).
  10.12   --    Credit Agreement dated as of December 31, 2001 among
                Hornbeck Offshore Services, LLC, LEEVAC Marine, LLC and
                Hibernia National Bank, as Agent and the lenders named
                therein (incorporated by reference to the Company's Annual
                Report on Form 10-K filed with the Commission on April 1,
                2002).
  10.14   --    First Amendment to Credit Agreement dated as of February 25,
                2002 among Hornbeck Offshore Services, LLC, LEEVAC Marine,
                LLC and Hibernia National Bank, as Agent and the lenders
                named therein (incorporated by reference to the Company's
                Annual Report on Form 10-K filed with the Commission on
                April 1, 2002).
 *11.1    --    Statement re Computation of Per Share Earnings.
  16.1    --    Letter from Arthur Andersen LLP dated June 25, 2002 pursuant to Item 304(a)(3) of Regulation S-K (incorporated by
                reference to the Company's Current Report on Form 8-K filed with the Commission on June 26, 2002).
 *21.1    --    Subsidiaries of the Company.
**23.1    --    Consent of Winstead Sechrest & Minick P.C.
 *23.2    --    Consent of Ernst & Young LLP.
 *23.3    --    Consent of Patricia B. Melcher to be named as a Director
                nominee.
 *24.1    --    Powers of Attorney (set forth on page II-7).

---------------

 * Filed herewith.

** To be filed by amendment.

     (b) Financial Statement Schedules.

     None.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities

(other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430(A) and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) of 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mandeville, the State of Louisiana, on July 19, 2002.

                                          HORNBECK OFFSHORE SERVICES, INC.

                                          By:     /s/ TODD M. HORNBECK
                                            ------------------------------------
                                                      Todd M. Hornbeck
                                               President and Chief Executive
                                                           Officer

     We, the undersigned directors and officers of Hornbeck Offshore Services, Inc., do hereby constitute and appoint Todd M. Hornbeck and James O. Harp, Jr. and each of them our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that said attorneys and agents shall do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

                    SIGNATURE                                      TITLE                      DATE
                    ---------                                      -----                      ----

               /s/ TODD M. HORNBECK                      President, Chief Executive       July 19, 2002
 ------------------------------------------------     Officer, Secretary and Director
                (Todd M. Hornbeck)                     (Principal Executive Officer)


              /s/ JAMES O. HARP, JR.                 Vice President and Chief Financial   July 19, 2002
 ------------------------------------------------     Officer (Principal Financial and
               (James O. Harp, Jr.)                         Accounting Officer)


               /s/ RICHARD W. CRYAR                               Director                July 19, 2002
 ------------------------------------------------
                (Richard W. Cryar)


              /s/ LARRY D. HORNBECK                               Director                July 19, 2002
 ------------------------------------------------
               (Larry D. Hornbeck)


                /s/ BRUCE W. HUNT                                 Director                July 19, 2002
 ------------------------------------------------
                 (Bruce W. Hunt)

                    SIGNATURE                                      TITLE                      DATE
                    ---------                                      -----                      ----

              /s/ BERNIE W. STEWART                  Director and Chairman of the Board   July 19, 2002
 ------------------------------------------------
               (Bernie W. Stewart)


             /s/ CHRISTIAN G. VACCARI                             Director                July 19, 2002
 ------------------------------------------------
              (Christian G. Vaccari)


               /s/ ANDREW L. WAITE                                Director                July 19, 2002
 ------------------------------------------------
                (Andrew L. Waite)

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION OF EXHIBIT
-------                            ----------------------
 **1.1    --    Form of Underwriting Agreement.
   3.1    --    Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on
                December 13, 1997 (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4 dated
                September 21, 2001, Registration No. 333-69826).
   3.2    --    Certificate of Amendment of the Restated Certificate of
                Incorporation of the Company filed with the Secretary of
                State of Delaware on December 1, 1999 (incorporated by
                reference to Exhibit 3.2 to the Company's Registration
                Statement on Form S-4 dated September 21, 2001, Registration
                No. 333-69826).
   3.3    --    Certificate of Amendment of the Restated Certificate of
                Incorporation of the Company filed with the Secretary of
                State of the State of Delaware on October 23, 2000
                (incorporated by reference to Exhibit 3.3 to the Company's
                Registration Statement on Form S-4 dated September 21, 2001,
                Registration No. 333-69826).
   3.4    --    Certificate of Correction to Certificate of Amendment of the
                Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on
                November 14, 2000 (incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-4 dated
                September 21, 2001, Registration No. 333-69826).
  *3.5    --    Certificate of Amendment of the Restated Certificate of
                Incorporation of the Company filed with the Secretary of
                State of the State of Delaware on May 29, 2002.
 **3.6    --    Certificate of Designations of Series A Junior Participating
                Preferred Stock to be filed with the Secretary of State of the State of Delaware.
   3.7    --    Second Restated Bylaws of the Company adopted October 4,
                2000 (incorporated by reference to Exhibit 3.5 to the
                Company's Registration Statement on Form S-4 dated September
                21, 2001, Registration No. 333-69826).
  *3.8    --    Amendment to Second Restated Bylaws of the Company adopted
                May 28, 2002.
 **4.1    --    Specimen Certificate for the Company's common stock, $0.01 par value.
 **4.2    --    Rights Agreement between the Company and Mellon Investor
                Services, LLC as Rights Agent, which includes as Exhibit A the Certificate of Designations of Series A Junior
                Participating Preferred Stock, as Exhibit B the form of
                Right Certificate and as Exhibit C the form of Summary of
                Rights to Purchase Stock.
  *4.3    --    Stockholders' Agreement dated as of June 5, 1997 between the
                Company, Todd M. Hornbeck, Troy A. Hornbeck and Cari
                Investment Company.
  *4.4    --    Registration Rights Agreement dated as of October 27, 2000 between the Company and SCF-IV, L.P.
  *4.5    --    Agreement Concerning Registration Rights dated as of October
                27, 2000 between the Company, SCF-IV, LP, Joint Energy
                Development Investments II, LP and Sundance Assets, LP.
 **4.6    --    Letter Agreement dated September 24, 2001 between the
                Company, Todd M. Hornbeck, Troy A. Hornbeck, Cari Investment
                Company and SCF-IV, L.P.
   4.7    --    Indenture dated as of July 24, 2001, between Wells Fargo
                Bank Minnesota, National Association (as Trustee), the
                Company and the subsidiary guarantors named therein,
                including table of contents and cross-reference sheet
                (incorporated by reference to Exhibit 4.1 to the Company's
                Registration Statement on Form S-4 dated September 21, 2001,
                Registration No. 333-69826).

EXHIBIT
NUMBER                             DESCRIPTION OF EXHIBIT
-------                            ----------------------
   4.8    --    Supplemental Indenture dated as of December 17, 2001,
                between Wells Fargo Bank Minnesota, National Association (as
                Trustee), the Company and the subsidiary guarantors named
                therein, with Notation of Subsidiary Guarantee attached
                (incorporated by reference to Exhibit 4.1.1 to Amendment No.
                2 to the Company's Registration Statement on Form S-4 dated
                December 19, 2001, Registration No. 333-69826).
   4.9    --    Specimen 10 5/8% Series B Senior Note due 2008 (incorporated by reference to Exhibit 4.4 to the Company's Registration
                Statement on Form S-4 dated September 21, 2001, Registration
                No. 333-69826).
 **5.1    --    Opinion of Winstead Sechrest & Minick P.C.
  10.1    --    Employment Agreement dated effective January 1, 2001 by and between Christian G. Vaccari and the Company (incorporated by reference to Exhibit 10.1 to the Company's Registration
                Statement on Form S-4 dated September 21, 2001, Registration
                No. 333-69826).
  10.2    --    Employment Agreement dated effective January 1, 2001 by and between Todd M. Hornbeck and the Company (incorporated by
                reference to Exhibit 10.2 to the Company's Registration
                Statement on Form S-4 dated September 21, 2001, Registration
                No. 333-69826).
  10.3    --    Employment Agreement dated effective January 1, 2001 by and between Carl Annessa and the Company (incorporated by
                reference to Exhibit 10.3 to the Company's Registration
                Statement on Form S-4 dated September 21, 2001, Registration
                No. 333-69826).
  10.4    --    Employment Agreement dated effective January 1, 2001 by and between Paul M. Ordogne and the Company (incorporated by
                reference to Exhibit 10.4 to the Company's Registration
                Statement on Form S-4 dated September 21, 2001, Registration
                No. 333-69826).
  10.5    --    Employment Agreement dated effective January 1, 2001 by and between James O. Harp, Jr. and the Company (incorporated by reference to Exhibit 10.5 to the Company's Registration
                Statement on Form S-4 dated September 21, 2001, Registration
                No. 333-69826).
  10.6    --    Advisory Agreement dated effective February 27, 2002 by and between Bernie W. Stewart and the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q
                filed with the Commission on May 15, 2002).
  10.7    --    Incentive Compensation Plan (incorporated by reference to
                Exhibit 10.6 to the Company's Registration Statement on Form
                S-4 dated September 21, 2001, Registration No. 333-69826).
  10.8    --    Amendment No. 1 to Incentive Compensation Plan (incorporated by reference to Exhibit 10.7 to the Company's Registration
                Statement on Form S-4 dated September 21, 2001, Registration
                No. 333-69826).
 *10.9    --    Form of Indemnification Agreement for directors, officers
                and key employees.
  10.10   --    Asset Purchase Agreement dated as of May 31, 2001 among
                LEEVAC Marine, Inc., Hygrade Operators, Inc., Red Star
                Towing and Transportation Company, Inc., Sheridan Towing
                Co., Inc., R.S. Bushey & Sons, Inc., and Amerada Hess
                Corporation (incorporated by reference to Exhibit 10.8 to
                the Company's Registration Statement on Form S-4 dated
                September 21, 2001, Registration No. 333-69826).

EXHIBIT
NUMBER                             DESCRIPTION OF EXHIBIT
-------                            ----------------------
  10.11   --    Contract of Affreightment dated as of May 31, 2001 among
                LEEVAC Marine, Inc. and Amerada Hess Corporation (certain
                portions omitted based on a grant of confidential treatment filed separately with the Commission) (incorporated by
                reference to Exhibit 10.9 to Amendment No. 2 to the
                Company's Registration Statement on Form S-4 dated December
                19, 2001, Registration No. 333-69826).
  10.12   --    Credit Agreement dated as of December 31, 2001 among
                Hornbeck Offshore Services, LLC, LEEVAC Marine, LLC and
                Hibernia National Bank, as Agent and the lenders named
                therein (incorporated by reference to the Company's Annual
                Report on Form 10-K filed with the Commission on April 1,
                2002).
  10.14   --    First Amendment to Credit Agreement dated as of February 25,
                2002 among Hornbeck Offshore Services, LLC, LEEVAC Marine,
                LLC and Hibernia National Bank, as Agent and the lenders
                named therein (incorporated by reference to the Company's
                Annual Report on Form 10-K filed with the Commission on
                April 1, 2002).
 *11.1    --    Statement re Computation of Per Share Earnings.
  16.1    --    Letter from Arthur Andersen LLP dated June 25, 2002 pursuant to Item 304(a)(3) of Regulation S-K (incorporated by
                reference to the Company's Current Report on Form 8-K filed with the Commission on June 26, 2002).
 *21.1    --    Subsidiaries of the Company.
**23.1    --    Consent of Winstead Sechrest & Minick P.C.
 *23.2    --    Consent of Ernst & Young LLP.
 *23.3    --    Consent of Patricia B. Melcher to be named as a Director
                nominee.
 *24.1    --    Powers of Attorney (set forth on page II-7).

---------------

 * Filed herewith.

** To be filed by amendment.